As filed with the Securities and Exchange Commission on April 23, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

Registration Statement

Under

The Securities Act of 1933

Avantair, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	000-51115	20-1635240
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)

4311 General Howard Drive

Clearwater, FL 33762

(727) 539-0071

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Steven Santo

Chief Executive Officer

Avantair, Inc.

4311 General Howard Drive

Clearwater, FL 33762

(727) 539-0071

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William Haddad, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 335-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$ 4,540,381	$ 20,477,118	$ 628.65
Warrants	$ 346,000	$ 217,980	$ 6.69
Shares of Common Stock underlying the Warrants	$ 346,000	$ 1,560,460	$ 47.91
Total		$ 22,255,558	$ 683.25

(1)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended based upon the average bid and asked price of the common stock on April 19, 2007.
(2)	No fee pursuant to Rule 457(g).
(3)	The indeterminate number of additional common shares shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 23, 2007

PROSPECTUS

4,540,381 Shares

Avantair, Inc.

Common Stock

and

346,000

Avantair, Inc.

Warrants

This prospectus relates solely to the resale of up to an aggregate of 4,540,381 shares of common stock and up to 346,000 warrants of Avantair, Inc. by the selling stockholders identified in the section entitled “Selling Stockholders” on page 49 of this prospectus.

The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled “Plan of Distribution” on page 60 of this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol “AACQ.OB”, our warrants are currently quoted on the Over-the-Counter Bulletin Board under the symbol “AACQW.OB” and our units are currently quoted on the Over-the-Counter Bulletin Board under the symbol “AACQU.OB”. On April 19, 2007, the last reported sale price of our shares was $4.44 per share. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 5 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 23, 2007.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page 5 before deciding to invest in our common stock. Unless otherwise stated or the context requires otherwise, references in this prospectus to “we,” “our,” or “us” refer to Avantair, Inc., Inc. and its subsidiaries.

Overview

Ardent Acquisition Corporation (“Ardent”) was incorporated on September 14, 2004 under the laws of the State of Delaware and became a public company on March 2, 2005 upon completion of an initial public offering. On February 22, 2007, Ardent consummated a purchase of all of the outstanding shares of Avantair, Inc., a Nevada corporation (“Avantair”), pursuant to (i) that certain Stock Purchase Agreement, dated as of October 2, 2006, as amended on December 15, 2006, by and among Ardent and certain stockholders of Avantair, and (ii) that certain Letter Agreement, dated as of October 2, 2006, by and among Ardent and certain other stockholders of Avantair (together, the “Purchase Agreement”), whereby Avantair became a wholly-owned subsidiary of Ardent. Effective upon the consummation of the merger, the public company changed its name from “Ardent Acquisition Corporation” to “Avantair, Inc.” to better reflect its current operating business.

Avantair, Inc. is engaged in the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. According to AvData, Avantair is the fifth largest company in the North American fractional aircraft industry. Avantair presently operates 32 aircraft with 73 additional aircraft on order and one additional aircraft which has been delivered to Avantair but has not yet received full FAA clearance to commence operations. Avantair expects to have approximately 40 aircraft in its fleet by June 30, 2007. Its fleet currently consists exclusively of Piaggio Avanti P-180 turboprops, and 53 of the current orders are for that aircraft. In addition, on October 17, 2006, Avantair announced orders for 20 Embraer Phenom 100 aircraft. The Phenom 100 is in the Very Light Jet category of business jets, with the largest cabin in the category. Avantair will take delivery of its first Phenom 100 in 2009. Avantair was incorporated July 11, 2003 in the State of Nevada.

Avantair currently derives revenues from two primary revenue streams: sales of fractional aircraft shares and monthly management fees. Avantair generates approximately 96% of its revenues from the sales of fractional aircraft shares and monthly management fees associated with such shares, which represented $23.8 million and $22.8 million, respectively, during fiscal 2006.

Avantair is in the process of developing a new revenue stream from fixed base operations (FBO). As a fixed base operator, Avantair will provide fuel, maintenance and refurbishment services, hangar rental, office space rental and other services to aircraft owners. Historically, Avantair has leased the premises in which the FBO is located, but may consider purchasing real estate in connection with FBO facilities it may open or acquire in the future. Avantair believes that the fixed base operations will also allow it to lower operating costs for its fractional aircraft. Since it provides a more geographically diverse base of operations, Avantair believes that the FBO business will allow it to reduce its repositioning costs by providing additional maintenance, cleaning and fueling facilities. Avantair believes that maintaining fixed base operations will allow it to capitalize on both internal and industry growth since Avantair will provide these services not only to aircraft in the Avantair fleet, but also to other operators, particularly those flying aircraft in the Very Light Jet category. Avantair operates FBO facilities in Clearwater, Florida, and Camarillo, California. In addition, Avantair is presently in discussions to add an FBO in Caldwell, New Jersey and has identified other possible locations for future potential expansion. However, there can be no assurance that Avantair will consummate the acquisition of any of these other possible locations.

Industry Overview

Fractional aircraft ownership provides customers with the convenience and flexibility of private air service without the more significant costs associated with sole ownership of an aircraft. Commercial flight delays can be costly and tiresome, commercial hubs are increasingly crowded, major commercial airports may be far from final destinations and commercial air travel is increasingly subject to threats and security-related inconveniences. Attempting to divide the use of a plane among multiple parties to maximize its value can be logistically challenging. For businesses and high net worth individuals, fractional ownership often offers a balance between convenience and cost.

A fractional aircraft company assembles a fleet of planes with each of these planes available for a certain number of revenue generating flight hours per year. Those hours are then divided into partial ownership shares and these partial ownership shares are sold to individuals and businesses. Avantair’s customers typically purchase one-sixteenth or one-eighth shares in an aircraft, although in some cases the purchases are one-quarter shares or more. The purchase of a one-eighth share means that the owner will pay approximately one-eighth of the aircraft retail price initially and receive one-eighth of the total number hours of flying time per year for the life of the contract (typically five years). An Avantair fractional share owner agrees to pay Avantair an additional predetermined monthly fee to cover the various costs of maintaining and operating the aircraft. Avantair is responsible for all of these services. The fractional shareowner contacts Avantair’s flight scheduling personnel to schedule use of the plane.

According to AvData, the North American fractionally owned aircraft fleet has grown from 8 aircraft in 1986 to an aggregate of 963 aircraft as of August 2006, and the number of fractional share owners has grown to 5,902 in that same period. According to AvData, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation – NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair’s three largest competitors having a combined market share of over 80%. Avantair has a market share of approximately 3%.

The general aviation industry builds and sells aircraft ranging from single passenger, single engine propeller planes to multimillion dollar transoceanic jets costing $50 million or more. The fractional aircraft industry has primarily concentrated on the middle to upper end of that market. Most fractionally owned aircraft have a capacity of between four and seven passengers and a minimum range of 1,250-1,500 nautical miles. The list prices of these types of aircraft are generally $5 million to $50 million. There are numerous manufacturers and models in most categories of aircraft. Both providers of fractional aircraft shares and purchasers of these shares consider the choice of aircraft based upon a variety of factors including:

•	price;

•	availability;

•	operating costs;

•	reliability;

•	speed;

•	range;

•	cabin size and features;

•	safety features and record;

•	efficiency;

•	maintenance cost;

•	manufacturer; and

•	runway requirements.

Other than NetJets, all of Avantair’s principal competitors are owned by aircraft manufacturers, which have resulted in their fleets being largely comprised of aircraft built by their respective parent companies. Avantair, however, is not owned by any manufacturer, giving it a greater level of flexibility than most of its competitors.

Fractional operators must have sufficient numbers of aircraft in the fleet to provide the service required. Since fractional share buyers desire to enter the program as soon as possible after purchasing shares, operators are obligated to provide access to aircraft when the shareowner requests it. If the operator does not have ample capacity available, it must charter that capacity, a practice that can be very costly. As a result, fractional operators tend to place orders for aircraft in advance, and only sell shares within a few weeks prior to taking delivery of the aircraft. Fractional operators may also offer card programs, which provide a certain number of flight hours to be used during a specific period of time, generally one year.

The capital requirements of the fractional aviation business are less intensive than other segments of the aviation industry. Ordering aircraft requires the operator to place deposits well in advance of receiving its planes. Progress payments are made as certain milestones are achieved. The amounts of the deposits and progress payments are a function of several factors including the price of the underlying plane, the creditworthiness of the buyer, and the time until delivery. The majority of the payments are generally made upon delivery. In normal practice, however, the fractional operator sells the plane in advance, so that the title transfers to the fractional shareowner within hours or days after title transfers from the manufacturer to the fractional operator. As a consequence, the fractional operator receives the funds from the share owners virtually at the same time as the bulk of the payments are paid to the manufacturer.

Corporate Information

Our principal executive offices are located at 4311 General Howard Drive, Clearwater, Florida 33762 and our telephone number is (727) 539-0071. Our website address is www.avantair.com. The information on, or that can be accessed through, our website is not part of this prospectus. In 2007, we changed our fiscal year end from December 31st to June 30th.

The Offering

Common stock offered by the selling stockholders	Up to 4,540,381 shares

Warrants offered by the selling stockholders	Up to 346,000 shares

Use of Proceeds	Proceeds from the sale of common stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus.

OTC Bulletin Board symbol for our Common Stock	“AACQ.OB”

OTC Bulletin Board symbol for our Warrants	“AACQW.OB”

OTC Bulletin Board symbol for our Units	“AACQU.OB”

As of April 23, 2007, we had 15,220,817 shares of common stock outstanding, 14,146,000 shares of common stock issuable upon the exercise of warrants outstanding and 1,500,000 shares of common stock available for future issuance under our 2006 Long-Term Stock Incentive Plan.

We are contractually obligated to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical consolidated financial information. The summary consolidated statements of operations data for each of the three fiscal years in the period ended June 30, 2006 and the consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The data for the six months ended December 31, 2006 and 2005 and as of December 31, 2006, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read this information together with the financial statements and related notes and other information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected in any future period.

	Six Months Ended December 31		Years Ended June 30,
	(unaudited)
Consolidated Statement of Income Data	2006	2005	2006	2005	2004
REVENUES
Fractional aircraft shares sold	$14,544,106	$12,079,700	$23,756,070	$10,580,859	$3,226,890
Maintenance and management fees	17,247,335	10,036,458	22,824,940	11,645,999	3,463,810
Demonstration and other	2,886,198	568,818	1,814,370	1,167,520	1,027,348

Total revenue	34,677,639	22,684,976	48,395,380	23,394,378	7,718,048

OPERATING EXPENSES
Cost of fractional aircraft shares sold	11,186,485	9,717,390	19,166,722	9,318,013	2,925,978
Cost of flight operations	20,558,938	11,497,287	31,782,820	14,384,368	5,620,085
General and administrative expenses	10,176,388	5,927,053	13,406,376	6,885,229	4,224,404
Selling expenses	1,858,230	1,012,940	3,672,754	976,164	514,430

Total operating expenses	43,780,041	28,154,670	68,028,672	31,563,774	13,284,897

Loss from operations	(9,102,402)	(5,469,694)	(19,633,292)	(8,169,396)	(5,566,849)

OTHER INCOME (EXPENSE)
Interest income	154,096	270,509	557,508	490,591	237,927
Interest expense	(1,514,333)	(1,115,546)	(2,110,119)	(1,194,723)	(269,036)
Other income, net	80,953	123,832	437,982	167,329	553,457

Total other income (expense)	$(1,279,284)	(721,205)	(1,114,629)	(536,803)	522,348

Net loss	$(10,381,686)	$(6,190,899)	$(20,747,921)	$(8,706,199)	$(5,044,501)

Loss per common share:
Basic and diluted	$(1.61)	$(1.00)	$(3.35)	$(1.41)	$(0.81)

Weighted-average common shares outstanding:
Basic and diluted	$6,434,438	6,194,708	6,194,708	6,194,708	6,194,708

	As of December 31,	As of June 30,
	(unaudited)
Consolidated Balance Sheet Data	2006	2006	2005
Total Assets	$136,369,757	$105,154,683	$93,640,621
Long-Term Obligations	$120,222,875	$101,487,300	$75,995,121
Stockholders’ Deficit	$(35,673,815)	$(35,030,607)	$(13,748,700)

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

There will be a substantial number of shares of our common stock available for resale in the future that may be dilutive to our current stockholders and may cause a decrease in the market price of our common stock.

At present we have 15,220,817 shares of common stock outstanding, of which 10,680,436 of these shares of common stock are freely tradable. In addition, the 4,540,381 shares registered pursuant to this Registration Statement will be freely tradable once this Registration Statement is declared effective by the Securities and Exchange Commission. There are also warrants outstanding to purchase 14,146,000 shares of common stock. All of these warrants are presently exercisable, and all of our common stock issuable upon exercise of the warrants is available for resale upon exercise with the exception of the 346,000 warrants being offered in connection with this offering which will be available for resale upon the effectiveness of this registration statement. There is also the possibility of the future issuance of up to an additional 10,504,721 shares of our common stock based upon the company’s financial performance and the trading price of our common stock after the closing of the acquisition. The Avantair stockholders who will receive the balance of the shares of our common stock issued in the acquisition have agreed that their shares cannot be sold until the filing of the Form 10-K for the fiscal year ended June 30, 2008. Also, 1,500,000 shares of our common stock purchased by our initial stockholders prior to our initial public offering will be held in escrow until February 24, 2008, at which time they will be released from escrow and be eligible for resale in the public market subject to compliance with applicable law. Our initial stockholders are entitled to demand that we register the resale of their shares of common stock at any time after the date on which their shares are released from escrow. The presence of these additional shares of common stock eligible for trading in the public market may have an adverse effect on the market price of our common stock.

If we are unable to receive a listing of our securities on NASDAQ or another national securities exchange, then it may be more difficult for our stockholders to sell their securities.

Shares of our common stock, warrants and units are currently traded in the over-the-counter market and quoted on the OTCBB. We will apply to have the common stock, warrants and units included in The NASDAQ Stock Market. The listing of our common stock, warrants and units on The NASDAQ Stock Market or another national securities exchange was not a condition of the acquisition and there is no assurance that this listing will be obtained. If we are unable to receive a listing or approval of trading of securities on NASDAQ or another national securities exchange, then it may be more difficult for stockholders to sell their securities.

An effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise his, her or its warrants and causing such warrants to be practically worthless.

No warrant will be exercisable and we will not be obligated to issue shares of our common stock unless, at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrant is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so, and if we do not maintain a current prospectus related to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

Avantair has a history of losses and may not be able to generate sufficient net revenue from its business in the future to achieve or sustain profitability.

Avantair has incurred losses since inception. To date, Avantair’s revenues have largely come from sales of fractional interests in aircraft and monthly management fees. Avantair’s primary expenses – cost of aircraft, cost of flight operations and overhead – have increased over the past several years and significantly exceeded revenues. Avantair’s expenses are expected to increase as it acquires additional aircraft and expands its operations, and there is no assurance that Avantair will be able to obtain sufficient financing (or financing on acceptable terms) or earn sufficient revenues to generate positive cash flow and attain profitability.

If Avantair is unable to fund its operations and capital expenditures, Avantair may not be able to continue to acquire additional inventory of aircraft, which would have a material adverse effect on our business.

Avantair has experienced significant negative cash flow since its inception. In order to fund Avantair’s operations and capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow or access the capital markets for future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Avantair’s failure to obtain the funds for necessary future capital expenditures would limit its ability to acquire additional inventory of aircraft and could have a material adverse effect on our business, results of operations and financial condition.

Avantair’s independent registered public accounting firm’s report expresses substantial doubt about Avantair’s ability to continue as a going concern.

Avantair’s consolidated financial statements have been prepared assuming that Avantair will continue as a going concern, however, Avantair’s independent registered public accounting firm’s report expresses substantial doubt about Avantair’s ability to continue as a going concern as a result of its recurring net losses and working capital deficiency, among other matters. This basis of accounting contemplates the recovery of Avantair’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support Avantair’s cost structure. Avantair has suffered recurring losses resulting in an accumulated deficit of $44.9 million and a working capital deficiency of $34.2 million as of December 31, 2006. Avantair’s management intends to continue to finance its operations through cash flows from operations and by raising additional capital from the sale of debt or equity securities, as well as through the use of our existing capital. However, there can be no assurance that Avantair will be able to obtain such financing or internally generate cash flows from operations, which may impact Avantair’s ability to continue as a going concern. The consolidated financial statements of Avantair do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of Avantair to continue as a going concern.

Avantair is dependent upon key personnel whose loss may adversely impact Avantair’s business.

Avantair depends on the expertise, experience and continued services of its senior management employees, especially Steven Santo, its Chief Executive Officer and John Waters, its Chief Financial Officer. Santo has acquired specialized knowledge and skills with respect to Avantair and its operations and most decisions concerning the business of Avantair will be made or significantly influenced by him. Avantair does not maintain life insurance with respect to Santo, Waters or any other of its executives. The loss of Santo, Waters or other senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect us. We seek to compensate and incentivize our key executives, as well as other employees, through competitive salaries and bonus plans, but there can be no assurance that these programs will allow Avantair to retain key employees or hire new key employees. As a result, if Messrs. Santo and/or Waters were to leave Avantair following the acquisition, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successors obtain the necessary training and experience. In anticipation of the acquisition, Avantair entered into employment agreements with each of Santo and Waters. However, there can be no assurance that the terms of these employment agreements will be sufficient to retain Santo and/or Waters.

Avantair’s management systems and personnel may not be sufficient to effectively manage its growth.

Avantair’s growth strategy involves increasing the number of available aircraft, fractional share owners and fixed base operations. Achieving Avantair’s growth strategy is critical in order for its business to achieve economies of scale and to achieve profitability. Any condition that would deny, limit or delay its ability to acquire additional aircraft, sell fractional shares and open additional fixed base operations in the future will constrain Avantair’s ability to grow. Acquiring additional aircraft, selling fractional shares and opening fixed base operations requires Avantair to commit a substantial amount of resources. Expansion is also dependent upon Avantair’s ability to maintain a safe and secure operation and will require additional personnel, equipment and facilities.

An inability to hire and retain personnel, timely secure the required equipment and facilities in a cost-effective manner, efficiently operate Avantair’s expanded facilities, or obtain the necessary regulatory approvals may adversely affect Avantair’s ability to achieve its growth strategy. There can be no assurance that Avantair will be able to successfully expand its business in this increased competitive environment, and if Avantair fails to do so its business could be harmed.

Expansion of Avantair’s business will also strain its existing management resources and operational, financial and management information systems to the point that they may no longer be adequate to support its operations, requiring Avantair to make significant expenditures in these areas. Avantair will need to develop further financial, operational and management reporting systems and procedures to accommodate future growth and reporting requirements (including pursuant to applicable securities laws). There can be no assurance that Avantair will be able to develop such additional systems or procedures to accommodate its future expansion on a timely basis, and the failure to do so could harm its business.

Material weaknesses in internal controls over financial reporting may raise doubts about Avantair’s ability to comply with financial reporting laws and regulations and to publish accurate financial statements.

Avantair is aware of the existence of material weaknesses in the design and operation of Avantair’s internal controls over financial reporting that could adversely affect its ability to record, process, and summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is defined as a significant deficiency in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Any failure to effectively address a material weakness or other control deficiency of Avantair or implement required new or improved controls, or difficulties encountered in their implementation, could disrupt Avantair’s ability to process key components of its result of operations and financial condition timely and accurately and cause Avantair to fail to meet its reporting obligations under rules of the Securities and Exchange Commission.

The aviation industry has inherent operational risks that may not be adequately covered by Avantair’s insurance.

Avantair maintains insurance on its aircraft for risks commonly insured against by aircraft owners and operators, including hull physical damage liability, third-party liability, airport premises liability, war risk liability and ground hangar keepers liability coverage. Avantair can give no assurance that Avantair will be adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, Avantair may not be able to timely obtain a replacement aircraft in the event of a loss. Furthermore, in the future, Avantair may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Avantair’s insurance policies will also contain deductibles, limitations and exclusions which, although we believe such policies are standard in the aviation industry, may nevertheless increase its costs. Moreover, certain accidents or other occurrences may result in intangible damages (such as damages to reputation) for which insurance may not provide an adequate remedy.

Avantair may not be able to generate sufficient cash flows to meet its debt service obligations.

Avantair’s ability to make payments on its indebtedness will depend on its ability to generate cash from its future operations. As of December 31, 2006, Avantair had incurred an aggregate of approximately $45.8 million in short and long term indebtedness to third party lenders, including an additional $7.6 million in indebtedness incurred concurrently with the execution of the Stock Purchase Agreement, compared to an aggregate stockholders deficit of $35.7 million. Much of this indebtedness is secured by some or all of Avantair’s assets. Avantair’s business may not generate sufficient cash flow from operations or from other sources sufficient to enable it to repay its indebtedness and to fund its other liquidity needs, including capital expenditure requirements. Avantair may need to refinance or restructure all or a portion of its indebtedness on or before maturity. Avantair may not be able to refinance any of its indebtedness on commercially reasonable terms, or at all. If Avantair cannot service or refinance its indebtedness, it may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, any of which could have a material adverse effect on our operations. Additionally, Avantair may not be able to effect such actions, if necessary, on commercially reasonable terms, or at all.

A default under Avantair’s indebtedness may have a material adverse effect on Avantair’s financial condition.

In the event of a default under certain of Avantair’s indebtedness, the holders of the indebtedness generally would be able to declare all of such indebtedness, together with accrued interest, to be due and payable. In addition, borrowings under certain of Avantair’s indebtedness are secured by a first priority lien on all of its assets, and, in the event of a default, the lenders generally would be entitled to seize the collateral. In addition, default under certain debt instruments could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the occurrence of a default under any debt instrument, unless cured or waived, would likely have a material adverse effect on Avantair’s business and Avantair’s results of operations.

Avantair’s loan agreements contain restrictive covenants that will limit its liquidity and corporate activities.

Avantair’s loan agreements impose operating and financial restrictions that will limit Avantair’s ability to:

•	create additional liens on its assets;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	sell any of Avantair’s aircraft or any other assets outside the ordinary course of business.

Therefore, Avantair will need to seek permission from its lender in order for Avantair to engage in some corporate actions. Avantair’s lender’s interests may be different from those of Avantair, and no assurance can be given that Avantair will be able to obtain its lender’s permission when needed. This may prevent Avantair from taking actions that are in its best interest.

Avantair’s dependence on a small number of aircraft manufacturers poses a significant risk to its business and prospects.

Avantair has historically sold and flown only Piaggio Avanti aircraft. Avantair recently contracted with another manufacturer, Embraer, for an additional aircraft model. The types of aircraft sold and operated by Avantair are the products of a small number of manufacturers. If any of these manufacturers faced production delays due to, for example, natural disasters or labor strikes, Avantair may experience a significant delay in the delivery of previously ordered aircraft, which would adversely affect its revenues and profitability and could jeopardize its ability to meet the demands of its customers. Avantair has limited alternatives to find alternate sources of new aircraft.

Avantair’s dependence on the importation of foreign aircraft poses a significant risk to its business prospects.

Avantair’s revenue and profitability are based in part on current laws and regulations regarding the exportation from the country of manufacture and importation into the United States of the aircraft. Current laws and regulations do not preclude the exportation from the subject manufacturers’ countries of operation or importation of the aircraft into the United States, provided that all applicable statutory and regulatory requirements are satisfied. Modification of such statutes and regulations by any foreign government or any agency thereof with respect to the exportation of the aircraft or modification of such statutes and regulations by the federal government of the United States or any agency thereof affecting the importation of the aircraft, could pose a significant risk to Avantair’s business operations. The risks for Avantair associated with the modification of the exportation and importation statutes and regulations are increased due to Avantair’s current dependence on the importation of foreign aircraft for the sale of fractional interests in aircraft.

Avantair’s reputation and financial results could be harmed in the event of an accident or incident involving its aircraft.

An accident or incident involving one of Avantair’s aircraft could involve significant potential claims of injured passengers or others in addition to repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Although Avantair believes it currently maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and Avantair may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of Avantair’s related insurance coverage would harm its business and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that Avantair is less safe or reliable than other competitors, which would harm Avantair’s business.

The fractional aircraft industry is competitive.

Avantair competes with national airlines, regional airlines, charter carriers, other fractional aircraft ownership operators, and particularly on shorter routes, ground transportation. According to AvData, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation – NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair’s three largest competitors having a combined market share of over 80%. Avantair has a market share of approximately 3%. Many of Avantair’s competitors have been in business far longer than Avantair and have significantly greater financial stability, access to capital markets and name recognition. In addition, some of our competitors offer a greater selection of aircraft (including jet aircraft), some of which permit owners to fly greater distances or at greater speeds, travel with a greater number of passengers and on shorter advance notice before flying. Unanticipated shortfalls in expected revenues as a result of price competition or in delivery delays by suppliers would negatively impact our financial results and harm Avantair’s business. There is no assurance that Avantair will be able to successfully compete in this industry.

Restriction on foreign ownership and possible required divestiture of stock.

In some cases, including all current international operations, Avantair is deemed to transport persons or property by air for compensation, and Avantair accordingly is regulated by the FAA and the U.S. Department of Transportation as an air taxi operator. Therefore, to comply with restrictions imposed by U.S. aviation laws on foreign ownership of air carriers, our certificate of incorporation and bylaws have been amended to reflect that at least 75% of our voting stock is required to be held by U.S. citizens. Although Avantair’s amended and restated certificate of incorporation contains provisions limiting non-citizen ownership of its voting stock, Avantair could lose its operating certificate, which allows it to conduct aircraft operations in the U.S., if such provisions prove unsuccessful in maintaining the required level of citizen ownership. Such loss would have a material adverse effect on Avantair. If Avantair determines that persons who are not citizens of the U.S. own more than the permitted percentage, currently 25%, of Avantair’s voting stock, Avantair may redeem such stock or, if redemption is not permitted by applicable law or Avantair’s Board of Directors, in its discretion, elects not to make such redemption, we may restrict the voting rights of such excess shares. The required redemption would be at a price equal to the average closing price during the preceding 10 trading days, which price could be materially different from the current price of the common stock, or at a price at which the non-citizen acquired the voting stock, or at a price equal to the fair market value as determined by Avantair’s Board of Directors, plus the amounts of any dividends or other distributions which may be owed to the stockholder. If a non-citizen purchases the voting stock, there can be no assurance that his stock will not be redeemed, which redemption could result in a material loss, or that he will be able to exercise full voting rights with respect to such voting stock. Such restrictions and redemption rights may make Avantair’s equity securities less attractive to potential investors, which may result in Avantair’s publicly traded voting stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

Future acquisitions of fixed base operations (“FBO”) businesses or other assets by Avantair would subject Avantair to additional business, operating and industry risks, the impact of which cannot presently be evaluated, and could adversely impact Avantair’s capital structure.

Avantair intends to pursue other acquisition opportunities following the closing of the acquisition. While Avantair is presently committed to any additional acquisition, Avantair is currently actively pursuing one or more potential acquisition opportunities. Acquisitions may be of fixed base operations businesses, operations in the aircraft industry or other businesses that may be complementary to Avantair’s business. In addition, Avantair is not limited to any particular industry or type of business for potential acquisitions. Accordingly, there is no current basis to evaluate the possible merits or risks of the particular business or assets that Avantair may acquire, or of the industry in which such business operates. If Avantair acquires a business in an industry characterized by a high level of risk, it may be affected by the currently unascertainable risks of that industry. Although Avantair’s management will endeavor to evaluate the risks inherent in a particular industry or target business, there can be no assurance that Avantair will properly ascertain or assess all of the significant risk factors.

In addition, the financing of any acquisition could adversely impact Avantair’s capital structure as any such financing would likely include the issuance of additional equity securities and/or the borrowing of funds. The issuance of additional equity securities may significantly reduce the equity interest of existing stockholders and/or adversely affect prevailing market prices for Avantair’s common stock. If Avantair incurs indebtedness, it could increase the risk of a default that would entitle the holder to declare such indebtedness due and payable and/or to seize any collateral securing the indebtedness. In addition, default under one debt instrument could in turn permit lenders under other debt instruments to declare borrowings outstanding under those other instruments to be due and payable pursuant to cross default clauses. Accordingly, the financing of future acquisitions could adversely impact the capital structure and equity interest in Avantair.

Except as required by law or the rules of any securities exchange on which Avantair’s securities might be listed at the time Avantair seeks to consummate an acquisition, shareholders will not be asked to vote on any proposed acquisition and will not be entitled to exercise conversion rights in connection with any such acquisition.

Avantair’s business is subject to extensive government regulation, which can result in increased costs, delays, limits on its operating flexibility and competitive disadvantages.

Commercial aircraft operators are subject to extensive regulatory requirements. Many of these requirements result in significant costs. For example, the Federal Aviation Administration (FAA) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft, and compliance with those requirements drives significant expenditures.

Moreover, additional laws, regulations, taxes and airport rates and charges have been enacted from time to time that have significantly increased the costs of commercial aircraft operations, reduced the demand for air travel or restricted the way we can conduct its business. For example, the Aviation and Transportation Security Act, which became law in 2001, mandates the federalization of certain airport security procedures and imposes additional security requirements on airlines. Similar laws or regulations or other governmental actions in the future may adversely affect Avantair’s business and financial results.

Avantair’s results of operations may be affected by changes in law and future actions taken by governmental agencies having jurisdiction over Avantair’s operations, including:

•	changes in the law which affect the services that can be offered by commercial aircraft operators in particular markets and at particular airports;

•	restrictions on competitive practices (for example court orders, or agency regulations or orders, that would curtail a commercial aircraft operator’s ability to respond to a competitor);

•	the adoption of regulations that impact customer service standards (for example, new passenger security standards); or

•	the adoption of more restrictive locally-imposed noise restrictions.

Also, Avantair is subject to various federal and state environmental statutes.

The FAA has jurisdiction over many aspects of Avantair’s business, including personnel, aircraft and ground facilities. Avantair is required to have an FAA Air Carrier Operating Certificate to transport personnel and property for compensation in aircraft it operates directly. The FAA certificate contains operating specifications that allow Avantair to conduct its present operations, but it is potentially subject to amendment, suspension or revocation in accordance with procedures set forth in federal aviation laws. The FAA is responsible for ensuring that Avantair complies with all FAA regulations relating to the operation of its aviation business, and conducts regular inspections regarding the safety, training and general regulatory compliance of its aviation operations. Additionally, the FAA requires Avantair to file reports confirming our continued compliance.

Avantair could be adversely affected by a failure or disruption of its computer, communications or other technology systems.

Avantair is highly dependent on its computer systems and call center software to operate its business. The systems and software on which Avantair relies to manage the scheduling and monitoring of its flights could be disrupted due to events beyond Avantair’s control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. Further, the vendor of Avantair’s scheduling software is a small business and highly dependent on the services of its founder. Any substantial or repeated failure of Avantair’s systems or software could impact Avantair’s operations and customer service, result in a disruption in flight scheduling, the loss of important data, loss of revenues, increased costs and generally harm its business. Moreover, a catastrophic failure of certain of Avantair’s vital systems could limit its ability to operate flights for an indefinite period of time, which would have a material adverse impact on Avantair’s business.

Avantair may not be able to obtain acceptable customer contracts covering all of the fractional interests of its new airplanes which could adversely affect our profitability.

Avantair intends to substantially expand its fleet of airplanes. The fractional interests of Avantair’s new airplanes may not be fully sold when they are placed into service. As a result, Avantair’s financial performance could be adversely affected if Avantair is unable to sell all of the fractional interests in these aircraft.

Sales of fractional interests in excess of available fleet capacity could adversely affect Avantair’s business.

Since fractional shareowners generally desire to enter a fractional program when they make their decision to purchase a fractional share, it is difficult for a fractional operator to pre-sell many shares in advance of receipt of additional aircraft. An aircraft fleet provides a finite level of capacity, and the addition of significant additional share owners to the usage base may require an increase in charter usage, which may not be economical. If Avantair does not adequately manage the sales process and sells shares in excess of its available capacity, its business could be adversely affected.

Avantair’s business could be adversely affected by a failure to attract and retain qualified pilots and other operations personnel.

Avantair’s ability to attract and retain qualified pilots, mechanics, and other highly trained personnel will be an important factor in determining Avantair’s future success. Many of Avantair’s customers require pilots of aircraft that service them to have high levels of flight experience. The market for these experienced and highly trained personnel is extremely competitive. If Avantair is unable to attract and retain such persons, flight operations may be disrupted, which could have a negative effect on our results.

Avantair’s business is affected by many changing economic conditions beyond its control which may adversely affect its results of operations.

Ownership of fractional shares is likely considered a luxury item to consumers, especially compared to the costs associated with commercial air travel. As a result, a general downturn in economic, business and financial conditions, including recession, inflation and higher interest rates, could have an adverse effect on consumers’ spending habits and could cause them to travel less frequently and, to the extent they travel, to travel using commercial air carriers or other means considered to be more economical than via a fractionally owned aircraft.

The operation of aircraft is dependent on the price and availability of fuel. Continued periods of historically high fuel costs may materially adversely affect Avantair’s operating results.

Avantair’s operating results may be significantly impacted by changes in the availability or price of fuel for aircraft operated by Avantair. Fuel prices have increased substantially since 2004. Although Avantair is currently able to obtain adequate supplies of fuel, it is impossible to predict the price of fuel. Political disruptions or wars involving oil-producing countries, changes in government policy, changes in fuel production capacity, environmental concerns and other unpredictable events may result in fuel supply shortages and additional fuel price increases in the future. Furthermore, Avantair bears the entire cost of fuel when repositioning aircraft. There can be no assurance that Avantair will be able to fully recover its increased fuel costs by passing these costs on to its customers. In the event that Avantair is unable to do so, Avantair’s operating results will be adversely affected.

Avantair’s reliance on current laws and regulations with respect to the opportunity to conduct sales with foreign customers and flights to currently permitted areas poses a significant risk to its business prospects.

Avantair’s revenue and profitability are based in part on current laws and regulations by the federal government of the United States and the agencies thereof, including but not limited to the Department of Homeland Security, the Department of State, the Department of Commerce and the Department of the Treasury, allowing sales to and provision of services for foreign persons and flights to foreign locations that are permissible under current laws and regulations. Modification of such statutes and regulations could pose a significant risk to Avantair’s business operations by reducing the pool of potential customers through the preclusion of foreign persons and the locations of permissible flights

RISKS RELATED TO THIS OFFERING

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the public offering price.

The trading price of our common stock is likely to be subject to wide fluctuations. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

•	actual or anticipated variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	changes in recommendations by any securities analysts that elect to follow our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	the loss of a key customer;

•	the loss of a key supplier;

•	the loss of key personnel;

•	government regulations affecting our industry;

•	lawsuits filed against us;

•	changes in operating performance and stock market valuations of other companies that sell similar products;

•	price and volume fluctuations in the overall stock market;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

As of April 23, 2007, we have 15,220,817 shares of common stock outstanding. Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover us, or if an industry analyst decides to cease covering us at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

Our executive officers, directors, current five percent or greater stockholders and affiliated entities together beneficially own approximately 82% of our common stock outstanding. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control that other stockholders may view as beneficial.

Provisions of our amended and restated certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of or changes in our management and, as a result, depress the trading price of our common stock

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control or changes in our management that our stockholders may deem advantageous. These provisions:

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We believe that some of the information in this document constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain information which could impact future results of operations or financial condition; or

•	state other “forward-looking” information.

We believe it is important to communicate our expectations to the Avantair stockholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this document provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Avantair in its forward-looking statements, including among other things:

•	negative cash flow and losses;

•	reliance on a limited number of suppliers;

•	continued compliance with government regulations, and changes in government regulations;

•	legislation or regulatory environments, requirements or changes affecting the businesses in which Avantair is engaged;

•	actions by competitors;

•	Avantair’s dependence on its key management personnel;

•	fluctuations in fuel costs; and

•	general economic conditions.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

All forward-looking statements included herein attributable to Avantair or any person acting on Avantair’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Avantair undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this document could have a material adverse effect on Avantair.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from our investors, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We will not receive any proceeds from an offering contemplated by this prospectus.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Our units, common stock and warrants are traded on the Over-the-Counter Bulletin Board under the symbols AACQU, AACQ and AACQW, respectively. The following table sets forth the range of high and low closing bid prices for the units, common stock and warrants for the periods indicated since such common stock and warrants commenced public trading on March 8, 2005. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily reflect actual transactions.

Quarter Ended	Common Stock*		Warrants*		Units**
	High	Low	High	Low	High	Low
2005
First Quarter	5.20	5.12	0.70	0.65	6.60	6.30
Second Quarter	5.20	4.90	0.64	0.52	6.35	5.95

Third Quarter	5.15	4.90	0.64	0.46	6.30	5.75
Fourth Quarter	5.23	5.06	0.59	0.41	6.27	5.90

2006
First Quarter	5.48	5.19	0.78	0.50	7.06	6.13
Second Quarter	5.45	5.30	0.77	0.43	6.88	6.20
Third Quarter	5.37	5.29	0.48	0.36	6.20	6.00
Fourth Quarter	5.51	5.31	0.70	0.35	6.70	6.02

2007
First Quarter***	5.60	4.30	0.80	0.53	7.15	6.38
Second Quarter (thru April 19, 2007)	4.47	4.35	0.63	0.53	7.15	6.38

*	Commencing March 8, 2005
**	Commencing February 25,2005
***	Commencing February 22,2007, date of acquisition

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

CAPITALIZATION

The following table sets forth our current portion of long-term obligations and consolidated capitalization as of December 31, 2006:

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

As of December 31, 2006
(unaudited)
Current portion of long-term obligations	$13,587,269

Long-term obligations:
Notes payable	6,112,691

Stockholders’ deficit:

Common stock, par value $0.0001 per share, 76,000,000 shares authorized; 15,220,817 shares issued and outstanding	668

Additional paid-in-capital	11,092,410
Treasury stock at cost	(1,886,586)
Accumulated deficit	(44,880,307)

Total stockholders’ deficit	(35,673,815)

Total capitalization	$(15,973,855)

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical consolidated financial information. The summary consolidated statements of operations data for each of the three fiscal years in the period ended June 30, 2006 and the consolidated balance sheet data as of June 30, 2006 and 2005 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. These financial statements have been audited by J.H. Cohn LLP, our independent registered public accounting firm, whose opinion dated October 20, 2006 (except for Note 12(a) as to which the date is November 1, 2006, and Note 12(b), as to which the date is February 22, 2007) included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The data for the six months ended December 31, 2006 and 2005 and as of December 31, 2006, are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. You should read this information together with the financial statements and related notes and other information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected in any future period.

Consolidated Statement of Income Data	Six Months Ended December 31		Years Ended June 30,
	(unaudited)
REVENUES	2006	2005	2006	2005	2004
Fractional aircraft shares sold	$14,544,106	$12,079,700	$23,756,070	$10,580,859	$3,226,890
Maintenance and management fees	17,247,335	10,036,458	22,824,940	11,645,999	3,463,810
Demonstration and other	2,886,198	568,818	1,814,370	1,167,520	1,027,348

Total revenue	34,677,639	22,684,976	48,395,380	23,394,378	7,718,048

OPERATING EXPENSES
Cost of fractional aircraft shares sold	11,186,485	9,717,390	19,166,722	9,318,013	2,925,978
Cost of flight operations	20,558,938	11,497,287	31,782,820	14,384,368	5,620,085
General and administrative expenses	10,176,388	5,927,053	13,406,376	6,885,229	4,224,404
Selling expenses	1,858,230	1,012,940	3,672,754	976,164	514,430

Total operating expenses	43,780,041	28,154,670	68,028,672	31,563,774	13,284,897

Loss from operations	(9,102,402)	(5,469,694)	(19,633,292)	(8,169,396)	(5,566,849)

OTHER INCOME (EXPENSE)
Interest income	154,096	270,509	557,508	490,591	237,927
Interest expense	(1,514,333)	(1,115,546)	(2,110,119)	(1,194,723	(269,036)
Other income, net	80,953	123,832	437,982	167,329	553,457

Total other income (expense)	(1,279,284)	(721,205)	(1,114,629)	(536,803)	522,348

Net loss	$(10,381,686)	$(6,190,899)	$(20,747,921)	$(8,706,199)	$(5,044,501)

Loss per common share:
Basic and diluted	$(1.61)	$(1.00)	$(3.35)	$(1.41)	$(0.81)

Weighted-average common shares outstanding:
Basic and diluted	6,434,438	6,194,708	6,194,708	6,194,708	6,194,708

	As of December 31,	As of June 30,
Consolidated Balance Sheet Data	2006	2006	2005
	(unaudited)
Total Assets	$136,369,757	$105,154,683	$93,640,621
Long-Term Obligations	$120,222,875	$101,487,300	$75,995,121
Stockholders’ deficit	$(35,673,815)	$(35,030,607)	$(13,748,700)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

Avantair is engaged in the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. According to AvData, Avantair is the fifth largest company in the North American fractional aircraft industry. Currently, Avantair operates 32 aircraft with 73 additional aircraft on order and one additional aircraft which has been delivered to Avantair but has not received FAA clearance to commence operations. Avantair expects to have approximately 40 aircraft in its fleet by June 30, 2007. Avantair operates fixed flight based operations, aircraft maintenance, concierge and other services to customers from hangars and office locations in Clearwater, Florida and Camarillo, California. Avantair is in discussions to open an additional facility in Caldwell, New Jersey. Avantair, Inc. was incorporated July 11, 2003 in the State of Nevada.

Avantair has one wholly owned subsidiary, Skyline Aviation, Inc. Skyline is a Delaware corporation established on September 14, 1999. On July 11, 2003, Avantair acquired the assets and assumed the liabilities of Skyline. Skyline was engaged in the sale and management of fractional ownership of professionally piloted aircraft for personal and business use. The results of Skyline’s operations have been included in the consolidated financial statements since that date. Avantair’s management believes that the operating results of Skyline for the period from July 1 through July 10, 2003 were not material. The proforma operating results had the Skyline acquisition been completed at the beginning of the period (July 1, 2003) would not be materially different from the results as reported in the consolidated financial statements included elsewhere in this document and as result proforma information is not deemed necessary. The Skyline acquisition was accounted for under the purchase method of accounting pursuant of SFAS 141 which states that “an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition.” Avantair acquired the assets and assumed the liabilities of Skyline through the issuance of Avantair’s Class A and Class B common stock.

Avantair recorded goodwill of $1,141,159 representing the cost in excess of the fair value of net assets acquired of Skyline. Under Statement of Financial Accounting Standard (“SFAS”) No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized for financial reporting purposes but is reviewed annually for impairment. Goodwill is being amortized by Avantair for tax reporting purposes over 15 years.

The results of operations for the fiscal years ended June 30, 2006, 2005 and 2004 were consolidated. All inter-company transactions have been eliminated in consolidation.

Avantair has experienced losses since its inception and as of December 31, 2006 and June 30, 2006 had an accumulated deficit of approximately $44.9 million and $34.5 million respectively. Avantair generates revenues through the sales of fractional shares of aircraft and providing operations, maintenance and management services related to these aircraft. Avantair presently sources all of its aircraft from a single manufacturer. As of December 31, 2006, Avantair had contractual commitments to purchase these aircraft at wholesale pricing for an aggregate of approximately $286.2 million to this manufacturer through 2010 for the delivery of 53 additional aircraft. For these aircraft, Avantair has provided initial deposits aggregating approximately $9.2 million, and makes progress payments of an additional $0.3 million per aircraft when delivered in the United States. Prior to delivery of these aircraft, Avantair markets and sells fractional interests, separated into ownership shares as low as 1/16th interest, at retail prices to individuals and businesses. Avantair has placed an order with another manufacturer for 20 very light jets, for $56 million, with delivery scheduled beginning in 2009. In addition, Avantair generates revenue through maintenance and management agreements with fractional owners under which Avantair provides pilots, maintenance, fuel and hangar space for the aircraft. In addition to the cost of acquiring aircraft, Avantair’s primary expenses have been related to aircraft repositioning (i.e., moving an aircraft to another location to accommodate customer needs, pilot training and demonstration flights for sales purposes), maintenance and staffing, charters and insurance. Further, Avantair incurred increased costs of flight operations and general and administrative expenses in anticipation of increased aircraft deliveries and usage in the fiscal year ended June 30, 2006. However, these aircraft deliveries were delayed pending regulatory approvals of updated avionics. Subsequent to this period, regulatory approval was obtained and Avantair began accepting deliveries of these aircraft in September 2006. Avantair’s management anticipates that the opening of its fixed base operations business in Camarillo, California, and potentially other FBOs, will generate an additional source of revenue in future fiscal years.

Avantair’s primary sources of liquidity have been cash provided by operations and cash provided from its debt facility with CNM, Inc. However, no funds remain available to Avantair under this debt facility. Principal uses of cash are capital expenditures, principally the purchase of core aircraft and leasehold improvements. At June 30, 2006 Avantair had a working capital deficit of approximately $23.9 million. On October 2, 2006 Avantair sold approximately 3.2 million shares of its Class A common stock and raised approximately $9.0 million. In addition, it borrowed $7.6 million to finance its business in the near term. For the six months ended December 31, 2006, net cash used in operating activities totaled $23.1 million compared to net cash provided by operating activities of $1.5 million for the six months ended December 31, 2005. The cash used in operating activities during the six months ended December 31, 2006 resulted primarily from a $7.6 million net loss (after non-cash charges) for the six months ended December 31, 2006, compared to a net loss from operations (after non-cash charges) of $4.2 million for the six months ended December 31, 2005. This loss was also attributable to an increase of $15.9 million in deferred revenue related to fractional aircraft sales (net of the aircraft costs related to fractional shares). This deferred revenue amount represents cash received for fractional shares sold on planes not yet delivered to Avantair.

Critical Accounting Policies

Avantair’s discussion and analysis of its financial condition and results of operations for the purposes of this document are based upon its combined and consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Avantair’s significant accounting policies are presented in Note 2 to its audited consolidated financial statements, and the following summaries should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. While all accounting policies affect the financial statements, certain policies may be viewed as critical. Critical accounting policies are those that are both most important to the portrayal of the financial statements and results of operations and that require Avantair’s management’s most subjective or complex judgments and estimates. Avantair’s management believes the policies that fall within this category are the policies related to revenue recognition, aircraft costs related to fractional sales, use of estimates, capital assets, impairment of long-lived assets, income taxes and loss per share.

Revenue recognition. Avantair sells fractional shares of aircraft and the related maintenance and management services that accompany aircraft ownership. The aircraft are sold in 1/16th shares or multiples thereof. The purchase agreement grants the customer ownership and the right to the use of the aircraft for a specified number of hours each year the aircraft is in service. When a customer purchases a fractional share, the customer is also required to enter into a five-year management and maintenance agreement. Under the terms of the management and maintenance agreement, Avantair agrees to manage, operate and maintain the aircraft on behalf of the customer in exchange for a fixed monthly fee plus a fuel surcharge.

Fractional Aircraft Shares. Avantair does not have vendor specific objective evidence to determine the fair value of each element and as a result has adopted the provisions of Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”) (“Accounting for Revenue Arrangements with Multiple Deliverables”) to account for the sale of fractional shares of aircraft. Accordingly, if the sale of the fractional share cannot be separated from the underlying maintenance agreement, the revenue must be recognized ratably over the life of the maintenance agreement. The sales of the fractional shares of the aircraft are recognized as income over the five-year period. The period in which revenue is recognized will be evaluated on a periodic basis. Factors that will impact management’s assessment of the most appropriate period of revenue recognition will include, but not be limited to, customer turnover, terms and conditions of the related fractional share sale, maintenance arrangements as well as any other factor that could impact revenue.

Management and Maintenance Agreement. Revenue earned in connection with the management and maintenance agreement is recognized ratably over the term of the agreement or five years. At times a customer will prepay their management and maintenance fee for a period of one year or longer. This is recorded as unearned revenue and amortized into revenue on a monthly basis in accordance with the schedule provided for within each agreement.

Aircraft Costs Related To Fractional Sales. As a result of the adoption of EITF 00-21, aircraft costs related to the sale of fractional shares are recorded as an asset which is then charged to cost of sales over a five year period commencing on the date the plane is delivered and paid for. For example, if an aircraft costs $5.5 million, this amount is recorded as an asset and recognized as cost of aircraft shares sold over a five-year period.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Avantair is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in Avantair’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of Avantair’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as Avantair’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated and combined financial statements. Significant estimates and assumptions by management affect: the proper recording of revenue arrangements with multiple deliverables, the allowance for doubtful accounts, the carrying value of long-lived assets, the amortization period of long-lived assets, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies. Avantair’s management believes that the assumptions made to these estimates are appropriate and reasonable. However, changes in circumstances and conditions affecting these assumptions could have a material effect on Avantair’s results of operations.

Property and Equipment. Property and equipment are recorded at cost and consist principally of aircraft purchased which are not fractionalized and which provide additional capacity to Avantair to meet customer demand. Depreciation and amortization is computed using the straight-line method over the following useful lives:

Aircraft	5 years

Office equipment	5-7 years

Flight management software/hardware	5 years

Vehicles	5 years

Improvements	Lesser of estimated useful life or the term of the lease

Avantair reviews the estimates of its capital assets’ useful lives annually. Any changes to these methods of depreciation could have a material effect on Avantair’s results of operations.

Impairment of Long-Lived Assets. Avantair accounts for the impairment of long-lived assets under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets’ carrying value. In accordance with SFAS No. 144, long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, Avantair recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell. Avantair’s management believes that the assumptions made to evaluate the long-lived assets for impairment are appropriate and reasonable. However, changes in circumstances and conditions affecting these assumptions could result in impairment charges in future periods that may be material.

Income taxes. Avantair accounts for income taxes under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized. Avantair’s management believes that the assumptions made to calculate this allowance are appropriate and reasonable. However, changes in circumstances and conditions affecting these calculations could result in charges in future periods that may be material.

Loss Per Share. Basic loss per common share is presented in conformity with SFAS No. 128, “Earnings Per Share.” In accordance with SFAS No. 128, basic loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods presented. The Company has excluded all outstanding warrants from the calculation of diluted loss per share because all such securities are considered anti–dilutive. Accordingly, diluted loss per share equals basic loss per share.

Recently Issued Pronouncements

Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “(Revised 2004): Share-Based Payment” (“SFAS 123R”), SFAS 123R requires all share-based payments to employees, including grants of Avantair stock options to Avantair employees, to be recognized in the financial statements based on their fair values. Under SFAS 123R, Avantair will have to determine the appropriate fair value model to be used for valuing share-based payments and the amortization method for compensation cost. Avantair has adopted a stock option on February 22, 2007 and since its inception, has not issued option or stock awards to employees or consultants.

Income Taxes. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (as amended) – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Avantair expects to implement FIN 48 beginning in fiscal year 2008 and will evaluate the impact that adopting FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. For the Company, SFAS 157 is effective for the fiscal year beginning July 1, 2008. We are currently evaluating this standard to determine its impact, if any, on our consolidated financial statements.

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

No other pronouncements have been recently issued that Avantair believes will have a material impact on Avantair’s financial position and results of operations.

Results of Operations

Six months ended December 31, 2006 compared to the six months ended December 31, 2005.

Revenues for the six months ended December 31, 2006 were $34.7 million, an increase of 53% from $22.7 million for the six months ended December 31, 2005. This increase was the result of a 20% increase in the revenue generated from the sale of fractional aircraft shares to $14.5 million for the six months ended December 31, 2006 from $12.1 million for the six months ended December 31, 2005, an increase of 72% in maintenance and management fees to $17.2 million for the six months ended December 31, 2006 from $10.0 million for the six months ended December 31, 2005 and an increase of 407% in other revenue areas to $2.9 million for the six months ended December 31, 2006 from $0.6 million for the six months ended December 31, 2005. Revenue from the sale of fractional aircraft shares increased due to a 48% increase in the number of fractional shares sold to 408.5 through the six months ended December 31, 2006 from 274.5 fractional shares sold through the six months ended December 31, 2006. The increase in revenue from maintenance and management fees increased due to several primary factors:

•	an increase of 48% in the number of fractional aircraft shares sold through the six months ended December 31, 2006 from the six months ended December 31, 2005; and

•	a price increase in the annual maintenance and management fees from $7,900 to $8,900.

Other Revenue increased $2.3 million (i) due to an increase in demonstration sales of $0.9 million or 216% due to a 20% increase in the cost charged for such demonstration flights and an increase in the number of demonstration flights; (ii) due to an increase in charter card revenue of $1.1 million since charter cards were not sold during the six months ended December 31, 2005, (iii) due to an increase in remarketing fees of $0.2 million and (iv) due to an increase in rent revenue of $0.1 million.

Operating expenses for the six months ended December 31, 2006 were 56% higher than during the six months ended December 31, 2005, with total expenses of $43.8 million compared to $28.2 million. The cost of fractional aircraft shares sold increased to $11.2 million for the six months ended December 31, 2006 from $9.7 million for the six months ended December 31, 2005, due to an increase of 48% in the number of fractional shares sold to 408.5 fractional shares sold through the six months ended December 31, 2006 from 274.5 fractional shares sold through the six months ended December 31, 2005. The cost of flight operations increased 79% to $20.6 million for the six months ended December 31, 2006 from $11.5 million for the six months ended December 31, 2005, due to:

•	an increase of $1.3 million in maintenance expenses, comprised primarily of an increase of $0.6 million in parts expense and $0.7 million in maintenance insurance coverage;

•

an increase of $2.2 million in fuel prices and flight fees (which includes landing fees, airport fees and ground transportation fees) borne by Avantair for repositioning flights, demonstration flights and pilot training flights;

•	an increase of $2.7 million in pilot expenses due to hiring an additional 42 pilots, including salaries and related pilot expenses, including hotel expenses, pilot airfare and living expenses;

•	an increase of $1.8 million in chartering expenses;

•	an increase of $0.4 million in engine insurance expense due to increased fleet size and usage;

•	an increase of $0.3 million in insurance aircraft coverage due to the increased fleet size; and

•	an increase of $0.5 million in aircraft leasing expenses.

Cost of flight operations (including maintenance expenses, costs related to repositioning, pilot-related costs and charter expenses) was negatively impacted in all areas by a delay at the FAA in approving a newly designed avionics package in the Piaggio Avanti II. This delay caused 6 planes scheduled for delivery during the last 6 months of fiscal year ended June 30, 2006 to not be delivered, in part, until September 2006, which resulted in greater than anticipated use of Avantair’s existing fleet. This resulted in increased maintenance expenses due to accelerated mileage-based maintenance events and periodic refurbishment, and increased pilot-related costs due to the need to transport pilots to and from various locations in order for the aircraft to operate. Compensation expense increased due to 474,000 shares of common stock issued to certain officers of Avantair for prior services rendered at a cost of $0.01 per share.

General and administrative expenses increased 29% to $7.6 million for the six months ended December 31, 2006 from $5.9 million for the six months ended December 31, 2005, due to:

•	an increase of $0.5 million in increase expenses related to fixed based operations;

•	an increase of $0.6 million in legal and accounting expenses;

•	an increase of $0.2 million in rent expense caused by the relocation of Avantair’s headquarters from New Jersey to Florida; and

•	an increase of $0.1 million in pilot training expenses.

Selling expenses increased to $1.9 million for the six months ended December 31, 2006 from $1.0 million for the six months ended December 31, 2005 due to an increase of $0.5 million in advertising expenses, aircraft shows and promotions and an increase of $0.2 million in commissions paid to sales employees.

Loss from operations was $9.1 million for the six months ended December 31, 2006, an increase of 65% from $5.5 million for the six months ended December 31, 2005 for the reasons set forth above.

Total other income and expense was $(1.3) million for the six months ended December 31, 2006 compared to $(0.7) million for the six months ended December 31, 2005, primarily due to a 36% increase in interest expense to $1.5 million for the six months ended December 31, 2006 from $1.1 million for the six months ended December 31, 2005. Interest expense increased $0.4 million due to an increase in the interest rate on Avantair’s line of credit and an increase in the balance outstanding on the Avantair’s line of credit.

Net loss increased to $(10.4) million for the six months ended December 31, 2006 compared to $(6.2) million for the six months ended December 31, 2005. The primary reason for the increase in the net loss is the loss from operations and the increase in total other expense discussed above.

Year ended June 30, 2006 compared to year ended June 30, 2005.

Revenues for the fiscal year ended June 30, 2006 were $48.4 million, an increase of 107% from $23.4 million for the fiscal year ended June 30, 2005. This increase was the result of a 125% increase in the revenue generated from the sale of fractional aircraft shares to $23.8 million for the fiscal year ended June 30, 2006 from $10.6 million for the fiscal year ended June 30, 2005 and an increase of 96% in maintenance and management fees to $22.8 million for the fiscal year ended June 30, 2006 from $11.7 million for the fiscal year ended June 30, 2005. Revenue from the sale of fractional aircraft shares increased due to an increase of 19% in the number of fractional shares sold to 133.5 fractional shares sold in the fiscal year ended June 30, 2006 from 112 fractional shares sold in the fiscal year ended June 30, 2005, and an increase of 79% in the number of fractional shares sold to 112 fractional shares sold in the fiscal year ended June 30, 2005 from 62.5 fractional shares sold in the fiscal year ended June 30, 2004. The increase in revenue from maintenance and management fees increased due to several primary factors:

•	an increase of 19% in the number of fractional aircraft shares sold in the fiscal year ended June 30, 2006 from the fiscal year ended June 30, 2005;

•	two separate price increases in the maintenance and management fees beginning in September 2005; and

•

that 43% of the fiscal year ended June 30, 2005 fractional aircraft sales occurred in the last four months of the fiscal year ended June 30, 2005 which on an annualized basis had a favorable impact on the fiscal year ended June 30, 2006. Other Revenue increased $0.6 million primarily as a result of an increase in chartered time card revenue of $0.2 million and an increase in demonstration sales fees of $0.4 million.

Operating expenses for the fiscal year ended June 30, 2006 were 116% higher than in the fiscal year ended June 30, 2005, with total expenses of $68.0 million compared to $31.6 million. The cost of fractional aircraft shares sold increased to $19.2 million for the fiscal year ended June 30, 2006 from $9.3 million for the fiscal year ended June 30, 2005, due to an increase of 19% in the number of fractional shares sold to 133.5 fractional shares sold in the fiscal year ended June 30, 2006 from 112 fractional shares sold in the fiscal year ended June 30, 2005, and an increase of 79% in the number of fractional shares sold to 112 fractional shares sold in the fiscal year ended June 30, 2005 from 62.5 fractional shares sold in the fiscal year ended June 30, 2004. The cost of flight operations increased 121% to $31.8 million for the fiscal year ended June 30, 2006 from $14.4 million for the fiscal year ended June 30, 2005, due to:

•

an increase of $6.3 million in maintenance expenses, comprised primarily of an increase of $4.5 million in parts expense and $1.4 million in maintenance salary expense, each of which resulted from the increase in fleet size and usage;

•

an increase of $3.0 million in fuel prices and flight fees (which includes landing fees, airport fees and ground transportation fees) borne by Avantair for repositioning flights, demonstration flights and pilot training flights;

•	an increase of $2.5 million in pilot salary expense due to hiring an additional 40 pilots;

•

an increase of $2.4 million in related pilot expenses, including hotel expenses, pilot airfare, living expenses and pilot training expenses due to hiring an additional 40 pilots and increase in fleet size of 7 planes;

•	an increase of $0.9 million in charter expenses; and

•	an increase in $1.4 million in engine insurance expense due to increased fleet size and usage.

Cost of flight operations (including maintenance expenses, costs related to repositioning, pilot-related costs and charter expenses) was negatively impacted in all areas by a delay at the FAA in approving a newly designed avionics package in the Piaggio Avanti II. This delay caused 6 planes scheduled for delivery during the last 6 months of fiscal year ended June 30, 2006 to not be delivered, in part, until September 2006, which resulted in greater than anticipated use of Avantair’s existing fleet. This resulted in increased maintenance expenses due to accelerated mileage-based maintenance events and periodic refurbishment, and increased pilot-related costs due to the need to transport pilots to and from various locations in order for the aircraft to operate.

General and administrative expenses increased 95% to $13.4 million for the fiscal year ended June 30, 2006 from $6.9 million for the fiscal year ended June 30, 2005, due to:

•	an increase of $1.5 million in depreciation expense due to the purchase in late fiscal 2005 of core aircraft (aircraft used by Avantair),

•	an increase of $2.5 million in wages and benefits due to an increase in the number of administrative employees;

•	$1.0 million in moving costs and related expenses due to the relocation of Avantair’s headquarters from New Jersey to Florida;

•	an increase of $0.5 million in rent expense caused by increase in the number of facilities, particularly the opening of Avantair’s headquarters in Clearwater, Florida; and

•	$0.4 million in consulting fees.

Selling expenses increased to $3.7 million for the fiscal year ended June 30, 2006 from $1.0 million for the fiscal year ended June 30, 2005 due to an increase of $1.9 million in advertising expenses, aircraft shows and promotions and an increase of $0.6 million in commissions and salaries paid to sales employees.

Loss from operations was $19.6 million in the fiscal year ended June 30, 2006, an increase of 140% from $8.2 million in the fiscal year ended June 30, 2005 for the reasons set forth above.

Total other income and expense was $(1.1 million) in the fiscal year ended June 30, 2006 compared to $(0.5 million) in the fiscal year ended June 30, 2005, primarily due to an increase in interest expense. Interest expense increased 77% or $0.9 million due to an increase in the interest rate on Avantair’s line of credit. The interest rate on Avantair’s line of credit increased to 7.9% from 4.2% due to interest rate fluctuations and an increase in the base rate of Avantair’s primary line of credit from 2.5% over LIBOR to 3.75% over LIBOR.

Net loss increased to $(20.7 million) in the fiscal year ended June 30, 2006 compared to $(8.7 million) in the fiscal year ended June 30, 2005. The primary reason for the increase in the net loss is the loss from operations and the increase in interest expense discussed above.

Year ended June 30, 2005 compared to year ended June 30, 2004.

Revenues for the fiscal year ended June 30, 2005 were $23.4 million, an increase of 203% from $7.7 million for the fiscal year ended June 30, 2004. This increase was due to a 228% increase in revenues generated by the sale of fractional aircraft shares to $10.6 million for the fiscal year ended June 30, 2005 from $3.2 million for the fiscal year ended June 30, 2004, and to an increase in maintenance and management fees of 236% to $11.7 million for the fiscal year ended June 30, 2005 from $3.5 million for the fiscal year ended June 30, 2004. Revenue from the sale of fractional aircraft shares increased due to an increase of 79% in the number of fractional shares sold to 112 fractional shares sold in the fiscal year ended June 30, 2005 from 62.5 fractional shares sold in the fiscal year ended June 30, 2004, and an increase of 363% in the number of fractional shares sold to 62.5 fractional shares sold in the fiscal year ended June 30, 2004 from 13.5 fractional shares sold in the fiscal year ended June 30, 2003. Revenue from maintenance and management fees increased due to several primary factors:

•	an increase of 79% in the number of fractional aircraft shares sold in fiscal 2005 from fiscal 2004; and

•

that 64% of the fiscal 2004 fractional aircraft sales occurred in the last five months of fiscal 2004 which on an annualized basis had a favorable impact on fiscal 2005. Other revenue increased to $1.2 million for the fiscal year ended June 30, 2005 from $1.0 million for the fiscal year ended June 30, 2004 due to an increase in demonstration sales fees.

Operating expenses for the fiscal year ended June 30, 2005 were 138% higher than in the fiscal year ended June 30, 2004, with total expenses of $31.6 million compared to $13.3 million. The cost of fractional aircraft shares sold increased to $9.3 million for the fiscal year ended June 30, 2005 from $2.9 million for the fiscal year ended June 30, 2004, due to an increase of 78% in the number of fractional shares sold to 112 fractional shares sold in the fiscal year ended June 30, 2005 from 62.5 fractional shares sold in the fiscal year ended June 30, 2004 and an increase of 363% in the number of fractional shares sold to 62.5 fractional shares sold in the fiscal year ended June 30, 2004 from 13.5 fractional shares sold in the fiscal year ended June 30, 2003. The cost of flight operations increased to $14.3 million for the fiscal year ended June 30, 2005 from $5.6 million for the fiscal year ended June 30, 2004 due to:

•

an increase of $3.2 million in fuel prices and flight fees (which includes landing fees, airport fees and ground transportation fees) borne by Avantair for repositioning flights, demonstration flights and pilot training flights;

•	an increase of $1.5 million in pilot salary expense due to hiring an additional 30 pilots;

•

an increase of $0.9 million in related pilot expenses, including hotel expense, pilot airfare, living expenses and pilot training expenses due to hiring an additional 30 pilots and increase in fleet size of 6 planes;

•	an increase of $3.5 million in maintenance expenses, comprised primarily of increases in maintenance salary expense and parts, each of which resulted from the increase in fleet size and usage;

•

an increase of $2.0 million in charter expenses due to the need to obtain certification under Federal Aviation Regulation (FAR) 135 which required Avantair to idle each plane in the fleet for 4 weeks in order to obtain the requisite certification and comply with FAR 135; and

•

an increase in $0.4 million in engine insurance expense due to an increase of 6 planes in the fractional aircraft fleet, an increase of 4 planes in the core aircraft fleet and an increase in the number of hours flown for the entire fleet.

General and administrative expenses increased to $6.9 million for the fiscal year ended June 30, 2005 from $4.2 million for the fiscal year ended June 30, 2004 due to:

•	an increase of $1.5 million in wages and benefits due to an increase in the number of administrative employees;

•	an increase of $0.3 million in rent expense due to an increase in square feet leased at the Caldwell, New Jersey facility and the Reno, Nevada facility; and

•	an increase of $0.9 million in depreciation expense due to the purchase of 4 core aircraft.

Selling expenses increased to $1.0 million for the fiscal year ended June 30, 2005 from $0.5 million for the fiscal year ended June 30, 2004, due primarily to an increase of approximately $0.3 million in advertising expenses, an increase of approximately $0.1 million in sales commissions paid to sales employees and an increase of approximately $0.1 million of travel expense.

Loss from operations was $(8.2) million in the fiscal year ended June 30, 2005, an increase of 47% from $(5.6) million in the fiscal year ended June 30, 2004, for the reasons discussed above.

Total other income and expense was $(0.5) million in the fiscal year ended June 30, 2005 compared to $0.5 million in the fiscal year ended June 30, 2004, primarily due to increase in interest expense. Interest expense increased 344% or $0.9 million for the year ended June 30, 2005 primarily due to an increase in the principal amount outstanding under Avantair’s debt facility with CNM, Inc.

Net loss increased to $(8.7) million in the fiscal year ended June 30, 2005 compared to $(5.0) million in the fiscal year ended June 30, 2004. The primary reason for the increase in the net loss is the loss from operations and the increase in interest expense discussed above.

Liquidity And Capital Resources

Avantair’s primary sources of liquidity have been cash provided by operations and cash provided from its debt facility with CNM, Inc. The balance currently outstanding under the debt facility and the total amount of the debt facility is $7.1 million. No funds remain available under the debt facility since CNM, Inc. has advised Avantair that it will not authorize additional loans to Avantair under this debt facility. Principal uses of cash are costs of operations and capital expenditures, principally deposits on fractional aircraft, the purchase of core aircraft and leasehold improvements. Cash generated by the business has not been sufficient to provide working capital to meet Avantair’s present requirements.

At December 31, 2006 and June 30, 2006 Avantair had a working capital deficit of $34.2 and $23.9 million, respectively, and an accumulated deficit of $44.9 million and $34.5 million, respectively. These conditions, among other matters, raise substantial doubt about Avantair’s ability to continue as a going concern. On October 2, 2006, Avantair sold approximately 3.2 million shares of its Class A common stock and raised approximately $9.0 million. In addition, it borrowed $7.6 million from CNM, Inc. to finance its business in the near term. Avantair has continued to sustain operating losses in the period subsequent to December 31, 2006. Upon the closing of the acquisition of Ardent on February 22, 2007, Avantair gained access to Ardent’s capital resources. As of February 22, 2007, Ardent’s trust fund contained approximately $38.8 million, including interest. Following the closing, these amounts have been used as follows:

•

approximately $19.0 million of the funds deposited in the trust account will be paid to CNM, Inc. to satisfy Avantair’s obligations under its Loan Agreement, dated October 2, 2006, and Revolving Credit Agreement, dated May 31, 2005, with CNM, Inc. which amount Ardent has agreed to pay on the condition that the acquisition is consummated;

•	Approximately $0.25 million to the Ardent stockholders who elected to exercise their conversion rights and receive their pro rata portion of the funds deposited in the trust account; and

•

the remaining funds in the trust account after the distributions listed above will be released to Ardent and Avantair to be used to fund transaction expenses, for future aircraft deposits, potential acquisitions and for working capital purposes.

With its borrowings, recent equity financing and anticipated access to Ardent’s capital, Avantair anticipates that its existing resources combined with revenues will enable it to maintain its current and planned operations for the next twelve months. However, changes in its plans or other events affecting its operating expenses, such as acquisition opportunities, may cause Avantair to expend its existing resources sooner than expected.

Avantair’s primary growth strategy is to increase the number of available aircraft and fractional share owners. Avantair presently sources all of its aircraft from a single manufacturer and has contractual commitments to purchase these aircraft at wholesale pricing for an aggregate of approximately $286.2 million to this manufacturer through 2010 for the delivery of 53 additional aircraft. In addition, it has also entered into an agreement with another manufacturer to buy 20 additional aircraft for a total purchase price of $56.0 million. Other than the fixed price of each aircraft, those costs related to such growth will be variable, and the primary variable expenses will be increased pilot salary and expense, maintenance expense and fuel expense. All of such expenses are expected to be covered by the sale of fractional shares and management fees. The cost of these aircraft is expected to be funded by pre-selling the fractional shares of each plane prior to such plane’s delivery or by Avantair raising additional capital. While Avantair intends to pursue potential acquisition opportunities it has not entered into any material commitment to consummate any acquisition and it would be premature to estimate any potential costs related to any such acquisition.

Avantair may seek additional funding through equity or debt financing transactions or strategic relationships. However, the uncertainty as to its future profitability may make it difficult for Avantair to secure additional financing on acceptable terms, if it is able to secure additional financing at all. Insufficient funds may require Avantair to delay, scale back or eliminate some or all of its activities. Avantair’s auditors have qualified their report on its financial statements citing that certain conditions raise substantial doubt about Avantair’s ability to continue as a going concern.

Six months ended December 31, 2006 compared to the six months ended December 31, 2005.

Net cash used in operating activities totaled $23.4 million for the six months ended December 31, 2006 compared to net cash provided by operating activities of $1.5 million for the six months ended December 31, 2005. The cash used in operating activities during the six months ended December 31, 2006 resulted primarily from a $(7.6) million net loss from operations (after non-cash charges) for the six months ended December 31, 2006 compared to a net loss from operations of $4.2 million (after non-cash charges) for the six months ended December 31, 2005. This loss from operations was also attributable to an increase of $15.9 million in deferred revenue related to fractional aircraft sales (net of the aircraft costs related to fractional shares). This deferred revenue amount represents cash received for fractional shares sold on planes not yet delivered to Avantair.

Net cash provided by investing activities was $3.6 million for the six months ended December 31, 2006 compared to net cash used of $0.4 million used for the six months ended December 31, 2005. The cash provided by investing activities during the six months ended December 31, 2006 resulted from the sale and leaseback of one of the aircraft held for sale. The cash used in investing activities during the six months ended December 31, 2005 consisted mainly of capital expenditures related to leasehold improvements.

Net cash provided by financing activities was $19.7 million for the six months ended December 31, 2006 compared to net cash of $2.6 million used for the six months ended December 31, 2005. During the six months ended December 31, 2006, Avantair received an increase of $8.6 million in proceeds from the issuance of stock, an increase of $11.2 million in borrowings under long-term notes payable, an increase of $7.6 million in proceeds from borrowings under the line of credit, a decrease in principal payments made on long-term notes payable of $2.5 million and a decrease in the principal payments made on the line of credit of $3.8 million.

Year ended June 30, 2006 compared to year ended June 30, 2005.

Net cash provided by operating activities totaled $3.6 million for the fiscal year ended June 30, 2006, a decrease of $1.7 million from $5.3 million in the fiscal year ended June 30, 2005. This decrease resulted primarily from a $18.1 million net loss from operations (after non cash charges). This loss from operations was partially offset by an increase of $15.7 million in deferred revenue related to fractional aircraft sales (net of the aircraft costs related to fractional shares). This deferred revenue amount represents cash received for fractional shares sold on planes not yet delivered to Avantair. Avantair also increased its accounts payable to its vendors by $7.0 million.

Net cash provided by investing activities was $0.7 million for the fiscal year ended June 30, 2006, compared to net cash of $12.1 million used by Avantair for the fiscal year ended June 30, 2005. During the fiscal year ended June 30, 2006, Avantair received proceeds of $3.2 million from the sale and subsequent leaseback of a core aircraft. These proceeds were used to partially repay amounts owed to Wells Fargo, N.A. The cash used by investing activities consisted mainly of capital expenditures related to leasehold improvements in the fiscal year ended June 30, 2006 and acquisition of core aircraft in the fiscal year ended June 30, 2005.

Net cash provided by (used by) financing activities totaled ($4.2) million and $8.1 million for the fiscal year ended June 30, 2006 and 2005, respectively. Cash flows generated by financing activities consist of borrowings under long term notes payable, borrowings under its debt facility with CNM, Inc., principal payments on long-term notes payable, principal payments on the debt facility with CNM, Inc., and advances to stockholder. During the fiscal year ended June 30, 2006 Avantair made principal payments of $8.6 million on its debt facility with CNM, Inc., and $5.3 million on long-term notes payable, partially offset by $7.0 million in borrowings received from the debt facility with CNM, Inc., and $3.3 million in borrowings from long-term notes payable. During the fiscal year ended June 30, 2005 Avantair made principal payments of $23.8 million on its debt facility with CNM, Inc., and $6.4 million on long-term notes payable offset by $32.2 million in borrowings received from the debt facility with CNM, Inc., and $6.1 million in borrowings from long-term notes payable.

Year ended June 30, 2005 compared to year ended June 30, 2004.

Net cash provided by operating activities totaled $5.3 million for the fiscal year ended June 30, 2005, compared to ($18.8) million used in the fiscal year ended June 30, 2004. This increase resulted primarily from a $6.0 million increase in deferred revenue in the fiscal year ended June 30, 2005 related to fractional aircraft share sales (net of the aircraft costs related to fractional shares). This deferred revenue amount represents cash received for fractional shares sold on planes not yet delivered to Avantair. Also, in the fiscal year ended June 30, 2005, Avantair began to prebill management and maintenance fees and consequently received $4.0 million from fractional share owners. In addition, accounts payable to vendors increased by $1.8 million. This offset a $6.6 million net loss (after adding back non cash charges) in the fiscal year ended June 30, 2005.

Net cash used in investing activities increased to ($12.1) million in the fiscal year ended June 30, 2005 from ($1.7) million for the fiscal year ended June 30, 2004. The $12.1 million of cash disbursements in fiscal 2005 was comprised of capital expenditures for the purchase of three core aircraft, compared to $4.2 million cash disbursements for capital expenditures in the prior fiscal year, representing a capital expenditures increase of $7.9 million in fiscal 2005. In addition, Avantair received $2.3 million in proceeds for the sale of certain aircraft in fiscal 2004.

Net cash provided by financing activities in fiscal 2005 totaled $8.1 million, a decrease of $13.0 million compared to $21.2 million provided by financing activities in fiscal 2004. Cash flows generated by financing activities consist of borrowings under long-term notes payable, borrowings and principal payment under Avantair’s debt facility with CNM, Inc., and principal payments on long-term notes payable. During fiscal 2005 Avantair received $32.2 million in borrowings on its debt facility with CNM, Inc., and $6.1 million in borrowings from long-term notes offset by principal payments of $23.8 million on its debt facility with CNM, Inc., and $6.4 million on long-term notes payable. During fiscal 2004, Avantair received $28.8 million in borrowings on the debt facility with CNM, Inc., and $11.9 million in borrowings from long-term notes offset by principal payments of $13.3 million on its debt facility with CNM, Inc., and $6.3 million on long-term notes payable.

Neither Avantair nor its subsidiary has historically issued a dividend.

Financing Arrangements

Upon the closing of the acquisition of Ardent on February 22, 2007, Avantair gained access to Ardent’s capital resources. As of February 22, 2007, Ardent’s trust fund contained approximately $38.8 million, including interest. Following the closing, these amounts have been used as follows:

•

approximately $19.0 million of the funds deposited in the trust account will be paid to CNM, Inc. to satisfy Avantair’s obligations under its Loan Agreement, dated October 2, 2006, and Revolving Credit Agreement, dated May 31, 2005, with CNM, Inc. which amount we paid following the consummation of the acquisition;

•	approximately $0.25 million to the Ardent stockholders who elected to exercise their conversion rights and receive their pro rata portion of the funds deposited in the trust account; and

•

the remaining funds in the trust account after the distributions listed above will be released to Ardent and Avantair to be used to fund transaction expenses, for future aircraft deposits, potential acquisitions and for working capital purposes.

On October 2, 2006, Avantair entered into stock purchase agreements with various investors, whereby it sold 3,237,410 shares of its Class A common stock for an aggregate purchase price of $9.0 million. The proceeds of the equity financing were used for working capital purposes and to pay a $2.1 million balance due an Avantair supplier for certain aircraft. In connection with the stock purchase agreements, Avantair entered into a Loan Agreement, a Security Agreement and a Secured Promissory Note with CNM, Inc., a former stockholder of Avantair. Under these documents, CNM, Inc. loaned Avantair the sum of $7.6 million, the proceeds of which were used to reduce the balance due an Avantair supplier for certain aircraft. The loan was collateralized by all of Avantair’s assets. The loan accrued interest at a rate of 15.0% per year on any unpaid principal until paid in full, and the loan was paid in full on February 23, 2007.

In addition, pursuant to the Loan Agreement, Avantair paid CNM, Inc. approximately $19 million to reduce the balance on its outstanding debt facility with CNM, Inc. to $7.1 million. As present, $7.1 million is outstanding under the debt facility with CNM, Inc. The debt facility with CNM, Inc., bears interest at a rate of 3.75% above LIBOR. No funds remain available to Avantair under this debt facility. Under the terms of its credit arrangements with CNM, Inc., Avantair is subject to certain restrictions and covenants including that Avantair may not make any distributions to its shareholders and that Avantair must apply all proceeds from the sale of any assets to reduce its debt obligations with CNM, Inc.

As of December 31, 2006, Avantair owes Wells Fargo Equipment Finance, Inc. an aggregate of $7.6 million pursuant to various notes payable. Avantair used the proceeds received pursuant to these notes to purchase four aircraft. The notes are payable in monthly installments ranging from $4,550 to $38,480 with interest rates ranging from 5.75% to 6.12% per year. The notes are collateralized by the aircraft. Avantair also has financed an aircraft maintenance program contract with Jet Support Services, Inc. in the amount of $3.5 million. The promissory note provides for seven monthly installments of $145,867, six monthly installments $52,532 and 47 monthly installments of $45,867, respectively, and interest is payable pursuant to the note at a rate of 7% per year.

Avantair has entered into a sale and leaseback agreement, dated August 11, 2006, with JMMS, LLC. Under the sale and lease-back agreement, Avantair sold 100% of its interest in an aircraft for $4.2 million and leased back 68.8% of the aircraft for a five year term. The proceeds of the sale and leaseback arrangement were used to pay down the debt facility with CNM, Inc.

As described above, Avantair has various contractual obligations that affect its liquidity. The following table represents Avantair’s debt facility with CNM, Inc., long-term debt obligations and contractual obligations, each as of December 31, 2006:

Obligations (In U.S. currency)(1)	CNM Debt Facility(2)	Long-Term Debt Obligations	Operating Leases (3)	Aircraft Purchase Commitments (4)
2007	$26,118,444	$13,587,000	$4,196,891	$72,125,000
2008	—	1,492,000	4,358,135	72,140,000
2009	—	861,000	4,380,760	88,276,250
2010	—	915,000	4,543,811	88,441,250
2011	—	977,000	3,355,022	21,217,500
After 2011	—	1,868,000	18,183,155	—

Total minimum payment	$26,118,444	$19,700,000	$39,017,774	$342,200,000

(1)	Amounts shown in table are not necessarily representative of, and may vary substantially from, amounts that will actually be paid in future years as Avantair may incur additional or different obligations subsequent to the date of this proxy statement.
(2)	Assumes maximum utilization of Avantair’s debt facility with CNM, Inc., in effect on December 31, 2006.
(3)	Includes hangar, office and auto leases.
(4)	Includes purchase commitments for 53 Piaggio aircraft and 20 Embraer aircraft.

Quantitative and Qualitative Disclosures about Market Risk

Avantair is exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Avantair does not enter into derivatives or other financial instruments for trading or speculative purposes. Avantair has also not entered into financial instruments to manage and reduce the impact of changes in interest rates and foreign currency exchange rates, although Avantair may enter into such transactions in the future.

Interest Rate Risk

Avantair is subject to market risk from exposure to changes in interest rates associated with its debt facility with CNM, Inc., a current liability, pursuant to which Avantair is obligated to pay 3.75% above LIBOR. At December 31, 2006 and June 30, 2005, the liability of Avantair with exposure to interest rate risk was approximately $26.1 million and $22.3 million, respectively. As of December 31, 2006 and June 30, 2006, all of Avantair’s long-term indebtedness is at a fixed rate of interest.

Off-Balance Sheet Arrangements

Avantair has no off-balance sheet obligations nor guarantees and has not historically used special purpose entities for any transactions.

BUSINESS

Overview

Avantair, Inc. is engaged in the sale and management of fractional ownerships of professionally piloted aircraft for personal and business use. According to AvData, Avantair is the fifth largest company in the North American fractional aircraft industry. Avantair presently operates 32 aircraft with 73 additional aircraft on order and one additional aircraft which has been delivered to Avantair but has not yet received full FAA clearance to commence operations. Avantair expects to have approximately 40 aircraft in its fleet by June 30, 2007. Its fleet currently consists exclusively of Piaggio Avanti P-180 turboprops, and 53 of the current orders are for that aircraft. In addition, on October 17, 2006, Avantair announced orders for 20 Embraer Phenom 100 aircraft. The Phenom 100 is in the Very Light Jet category of business jets, with the largest cabin in the category. Avantair will take delivery of its first Phenom 100 in 2009. Avantair was incorporated July 11, 2003 in the State of Nevada.

Avantair currently derives revenues from two primary revenue streams: sales of fractional aircraft shares and monthly management fees. Avantair generates approximately 96% of its revenues from the sales of fractional aircraft shares and monthly management fees associated with such shares, which represented $23.8 million and $22.8 million, respectively, during fiscal 2006.

Avantair is in the process of developing a new revenue stream from fixed base operations (FBO). As a fixed base operator, Avantair will provide fuel, maintenance and refurbishment services, hangar rental, office space rental and other services to aircraft owners. Historically, Avantair has leased the premises in which the FBO is located, but may consider purchasing real estate in connection with FBO facilities it may open or acquire in the future. Avantair believes that the fixed base operations will also allow it to lower operating costs for its fractional aircraft. Since it provides a more geographically diverse base of operations, Avantair believes that the FBO business will allow it to reduce its repositioning costs by providing additional maintenance, cleaning and fueling facilities. Avantair believes that maintaining fixed base operations will allow it to capitalize on both internal and industry growth since Avantair will provide these services not only to aircraft in the Avantair fleet, but also to other operators, particularly those flying aircraft in the very light jet market. Avantair operates FBO facilities in Clearwater, Florida, and Camarillo, California. In addition, Avantair is presently in discussions to add an FBO in Caldwell, New Jersey and has identified other possible locations for future potential expansion. However, there can be no assurance that Avantair will consummate the acquisition of any of these other possible locations.

Recent Developments

On October 2, 2006, we entered into a stock purchase agreement with certain stockholders and a letter agreement with other stockholders of Avantair, Inc., a Nevada corporation, (which we refer to as “Old Avantair”), pursuant to which we agreed to acquire all of Avantair’s issued and outstanding capital stock from its stockholders (referred to herein as the “acquisition”). The stock purchase agreement was amended on December 15, 2006. We refer to the amended stock purchase agreement and the letter agreement together as the Stock Purchase Agreement. On February 22, the shareholders voted in favor of the transaction.

Under the terms of the Stock Purchase Agreement, in consideration for 6,684,882 shares of Avantair’s outstanding capital stock, 6,684,822 shares of common stock were issued to the Old Avantair stockholders. At that time, a total of 64,550 shares were submitted for conversion to an amount equal to the cash in the Trust account. Old Avantair’s stockholders are also eligible to receive contingent deferred purchase price payments based on our post-closing financial performance (on a consolidated basis) during the fiscal year ending June 30, 2007 and the fiscal year ending June 30, 2008. At the end of each of these fiscal years, we will calculate (based on our annual audited consolidated financial statements) our net income or loss, plus (i) interest expense, (ii) total taxes paid or payable, and (iii) depreciation and amortization expense, all as determined on a consolidated basis in accordance with generally accepted accounting principles, but subject to certain adjustments described in the Stock Purchase Agreement. If this calculated amount is greater than $6,000,000 for the fiscal year ending June 30, 2007, we will issue to Old Avantair’s stockholders an aggregate of 954,975 additional shares of our common stock. If this calculated amount is greater than $20,000,000 for the fiscal year ending June 30, 2008, we will issue to Old Avantair’s stockholders an aggregate of 4,774,873 additional shares of our common stock. In addition, if at any time after the closing of the acquisition, but prior to February 23, 2009, the closing trading price on the Over-the-Counter Bulletin Board (or on a national securities market on which our common stock is then quoted for trading) of our common stock for 20 trading days within any 30 trading day period equals or exceeds $8.50 per share, then we will issue to Old Avantair’s stockholders an aggregate of 4,774,873 additional shares of our common stock. The full text of the stock purchase agreement and the letter agreements can be found in Exhibits 2.1 and 2.2 of our Current Report on Form 8-K, filed on October 4, 2006, and the full text of the amendment to the stock purchase agreement can be found in Exhibit 2.1 of our Current Report on Form 8-K, filed on December 20, 2006.

Concurrent with the closing of the acquisition, the size of our board of directors was increased to seven members. The Old Avantair’s stockholders had the right to nominate four members of our board of directors, one of whom was subject to the approval of our initial stockholders. Our initial stockholders had the right to nominate three members of our board of directors. Barry J. Gordon was named our non-executive Chairman.

In connection with a separate (but related) transaction, Old Avantair entered into an investors rights agreement (we refer to this as the Investors Rights Agreement) under which Avantair agreed with certain of its stockholders to cause us to file this registration statement within 60 days following the closing of the acquisition, and to file “shelf” registration statements within 60 days following the issuance of the contingent deferred purchase price payments described above. If we do not timely file any of these registration statements, then, on the 60th day after the issuance of such shares and for each 30-day period thereafter that the applicable registration statement remains unfiled, Avantair will issue warrants (exercisable at $5.00 per share) to the Old Avantair stockholders eligible to participate in such registration statements in an amount equal to 2% of their initial investment in Avantair. In the Stock Purchase Agreement, we acknowledged that we will comply with these obligations. The full text of the Investors Rights Agreements is Exhibit 10.1 of our Current Report on Form 8-K, filed on October 4, 2006.

At the closing of the acquisition, certain of Avantair’s stockholders (who received in the aggregate approximately 51% of the shares of our common stock issued at the closing) agreed to restrictions on their ability to sell certain of these shares of our common stock. These restrictions prohibit sale of such shares by most of these Avantair stockholders until the second anniversary of the closing of the acquisition.

On October 2, 2006, we entered into a loan agreement (which we refer to as the Loan Agreement) by and among us, Old Avantair and CNM, Inc. Under the Loan Agreement, CNM, Inc. loaned to Old Avantair an additional $7,600,000 under the terms of a revolving credit agreement dated May 31, 2005 between Avantair and CNM, Inc (which we refer to as the Revolving Credit Agreement). Pursuant to the Loan Agreement Avantair repaid to CNM, Inc. $19,068,144. Following this payment, the remaining outstanding balance owed to CNM, Inc. under the Revolving Credit Agreement is expected to be converted into a term loan, repayable by Avantair in 12 equal quarterly installments and accruing interest at the rate of 10% per annum. The full text of the Loan Agreement can be found in Exhibit 10.2 to our Current Report on Form 8-K, filed on October 4, 2006.

On February 22, 2007, after the required approval by our stockholders, the acquisition was consummated. A total of 64,550 shares were submitted for conversion into cash from the Trust. In addition, contemporaneous with the closing, Ardent issued 200,545 shares of its common stock and 146,000 warrants to EarlyBird Capital, Inc. as a consulting fee.

Industry Overview

Fractional aircraft ownership provides customers with the convenience and flexibility of private air service without the more significant costs associated with sole ownership of an aircraft. Commercial flight delays can be costly and tiresome, commercial hubs are increasingly crowded, major commercial airports may be far from final destinations and commercial air travel is increasingly subject to threats and security-related inconveniences. Attempting to divide the use of a plane among multiple parties to maximize its value can be logistically challenging. For businesses and high net worth individuals, fractional ownership often offers a balance between convenience and cost.

A fractional aircraft company assembles a fleet of planes with each of these planes available for a certain number of revenue generating flight hours per year. Those hours are then divided into partial ownership shares and these partial ownership shares are sold to individuals and businesses. Avantair’s customers typically purchase one-sixteenth or one-eighth shares in an aircraft, although in some cases the purchases are one-quarter shares or more. The purchase of a one-eighth share means that the owner will pay approximately one-eighth of the aircraft retail price initially and receive one-eighth of the total number hours of flying time per year for the life of the contract (typically five years). An Avantair fractional share owner agrees to pay Avantair an additional predetermined monthly fee to cover the various costs of maintaining and operating the aircraft. Avantair is responsible for all of these services. The fractional shareowner contacts Avantair’s flight scheduling personnel to schedule use of the plane.

According to AvData, the North American fractionally owned aircraft fleet has grown from 8 aircraft in 1986 to an aggregate of 963 aircraft as of August 2006, and the number of fractional share owners has grown to 5,902 in that same period. According to AvData, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation – NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair’s three largest competitors having a combined market share of over 80%. Avantair has a market share of approximately 3%.

The general aviation industry builds and sells aircraft ranging from single passenger, single engine propeller planes to multimillion dollar transoceanic jets costing $50 million or more. The fractional aircraft industry has primarily concentrated on the middle to upper end of that market. Most fractionally owned aircraft have a capacity of between four and seven passengers and a minimum range of 1,250-1,500 nautical miles. The list prices of these types of aircraft are generally $5 million to $50 million. There are numerous manufacturers and models in most categories of aircraft. Both providers of fractional aircraft shares and purchasers of these shares consider the choice of aircraft based upon a variety of factors including:

•	price;

•	availability;

•	operating costs;

•	reliability;

•	speed;

•	range;

•	cabin size and features;

•	safety features and record;

•	efficiency;

•	maintenance cost;

•	manufacturer; and

•	runway requirements.

Other than NetJets, all of Avantair’s principal competitors are owned by aircraft manufacturers, which have resulted in their fleets being largely comprised of aircraft built by their respective parent companies. Avantair, however, is not owned by any manufacturer, giving it a greater level of flexibility than most of its competitors.

Fractional operators must have sufficient numbers of aircraft in the fleet to provide the service required. Since fractional share buyers desire to enter the program as soon as possible after purchasing shares, operators are obligated to provide access to aircraft when the shareowner requests it. If the operator does not have ample capacity available, it must charter that capacity, a practice that can be very costly. As a result, fractional operators tend to place orders for aircraft in advance, and only sell shares within a few weeks prior to taking delivery of the aircraft. Fractional operators may also offer card programs, which provide a certain number of flight hours to be used during a specific period of time, generally one year.

The capital requirements of the fractional aviation business are less intensive than other segments of the aviation industry. Ordering aircraft requires the operator to place deposits well in advance of receiving its planes. Progress payments are made as certain milestones are achieved. The amounts of the deposits and progress payments are a function of several factors including the price of the underlying plane, the creditworthiness of the buyer, and the time until delivery. The majority of the payments are generally made upon delivery. In normal practice, however, the fractional operator sells the plane in advance, so that the title transfers to the fractional shareowner within hours or days after title transfers from the manufacturer to the fractional operator. As a consequence, the fractional operator receives the funds from the share owners virtually at the same time as the bulk of the payments are paid to the manufacturer.

How Avantair’s Fractional Ownership Program Works

Each of Avantair’s current aircraft is available to fractional owners for a total of 800 flight hours per year. Those hours are then divided into blocks of ownership, beginning at fifty hours per year (a one-sixteenth share of the aircraft), and these partial ownership shares are sold to buyers. A share of an aircraft currently can be purchased from Avantair starting at $405,000 for a one-sixteenth share. Purchase prices for larger interests are slightly discounted. Each fractional owner must enter into a Management and Cross Lease Agreement with Avantair as part of the purchase of shares in an Avantair aircraft. A monthly management fee, currently $8,900, is assessed per 1/16th share owned. This fee covers any direct costs in operating and maintaining the aircraft, other than fuel surcharges which are based on actual aircraft usage. This is unlike other fractional programs, which generally charge fractional owners an occupied hourly rate for use of the aircraft. All programs have fuel surcharges, but due to the efficiency of the Avanti and the way Avantair calculates its management fee, Avantair’s surcharges tend to be less than those charged by its competitors. Any landing fees, excess catering fees, applicable international fees and taxes are billed to the owner. Monthly fees are adjusted upwards on each anniversary date by the greater of either the current Consumer Price Index or 3.5%, but will not exceed the then-current rate offered to new share owners.

Each fractional owner is allocated a certain number of flight hours per year based on the size of their ownership share. The owner may exceed the number of annual allocated hours by up to 20%, to the extent that the owner did not use all of their allocated hours in the prior year and/or as an advance use of the next year’s allocated hours.

Each share owner owns an “undivided interest” that cannot be affected or encumbered by the financial actions of other owners. In order to avoid scheduling conflicts, each share owner throughout Avantair’s fleet agrees to trade off use of such owner’s airplane with the other share owners in the fleet. Avantair must move planes to the necessary destinations to meet the fractional owners’ needs. Avantair keeps a certain number of core aircraft in the fleet in order to have enough planes to meet demand.

Aircraft Usage and Scheduling

A fractional share owner is required to provide a minimum of 24 hours notice to Avantair prior to the scheduled take-off time when scheduling the first leg of a trip during non-peak travel times. During peak travel times, requests for use by owner of an aircraft must be made at least 72 hours prior to the scheduled departure date of the first leg. No later than January 1st of each year, Avantair will notify all of its fractional owners of a list of the year’s peak travel days, which will not exceed 25 days.

For all flights outside of the Primary Service Area, which is comprised of the continental United States, certain airports in the Bahamas and Cabo San Lucas, fractional owners must request an aircraft at least 7 days prior to the scheduled date of the first leg of the trip. All such requests are filled on a first-come first-served basis, provided that, for each such request, the fractional owner has provided sufficient information regarding the trip to enable Avantair to schedule the trip.

The Avantair Card Program

In 2006, Avantair introduced a card program that allows a purchaser to access Avantair’s aircraft for 15 or 25 hours of flight time without the requirement to purchase ownership shares in an aircraft. The card holder purchases the entire card amount in advance and receives the same service as a fractional owner. After the card holder has exhausted the hours purchased, the holder has no further obligations to Avantair. The program offers an option for individuals and businesses seeking to experience fractional ownership. Avantair’s management considers its card program to be an effective means of introducing potential purchasers to its fractional ownership program. Avantair’s card program currently is priced at $60,000 for a 15 hour card and $95,000 for a 25 hour card.

Chartering

Whenever possible, Avantair will schedule an aircraft from its fleet for each request for use by a fractional owner. In the event that none of Avantair’s aircraft are available, Avantair will charter a comparable aircraft for use by the owner, provided that the fractional owner has complied with all applicable notice requirements and all other program provisions. Avantair will only charter aircraft that satisfy the Aviation Research Group US (ARG/US) Gold or Platinum rating.

Expiration of the Program

Upon the expiration of the term of Avantair’s agreement with a fractional owner, the owner shall have the option to (i) sell the owner’s interest in the aircraft and cease to participate in the Avantair program, (ii) sell this interest and purchase an interest in another aircraft that participates or will participate in the Avantair program or (iii) retain this interest and renew their participation in the program.

Sales and Marketing

Avantair targets customers based on demographic data, including net worth, household income, job title and age.

Avantair uses a variety of methods to market and advertise its fractional ownership program, including print advertising, direct mail, trade events, web site and online and referral incentives. In fiscal 2006, approximately half of Avantair’s marketing budget was allocated to print advertising. Advertising placement is based on historical data and demographics.

Avantair’s direct mail advertising consists of several mailings and e-mailings per year to targeted prospective customers. Avantair also participates in live events, including events at fixed base operators attended by owners and prospective owners. The events are targeted geographically and often timed to coincide with trade shows and other industry events to reduce the cost to Avantair.

As part of its marketing, Avantair maintains a web site at www.avantair.com. All of Avantair’s collateral and print marketing materials, direct mail, email and video materials direct prospective buyers to its web site.

Public relations efforts are driven by editorial opportunities and news pitches to key editors. Recent editorial placements include magazines such as Robb Report, Golf Digest and Business Week, as well as travel and aircraft industry publications. An owner newsletter, Contrails, is published quarterly with pertinent news, purchase reinforcement and any new programs. Contrails is also placed in packages that are sent to prospects at first inquiry into the fractional program.

An important element of Avantair’s marketing strategy is referral incentives. Approximately 30% of new share sales during 2005 and 2006 have been generated from referrals from existing share owners. Under Avantair’s referral incentive program, a fractional owner who refers a customer to Avantair receives two additional allocated hours of flight time.

One internal measurement used to assess future sales is leads generated by both the sales force and the other marketing methods described above. The number of Avantair’s sales leads has nearly doubled over the past year. While many leads do not turn into sales, they provide the basis for future sales. Another important indicator is demonstration flights. A very high percentage of potential buyers of shares will request a demonstration flight on one or more aircraft types and on one or more products from different fractional operators. Avantair’s demonstration flights cost the potential buyer approximately $3,000 per hour, with the price charged deducted from the purchase only in the event that a share or shares are ultimately bought. Avantair’s management believes that in excess of 80% of demonstration flights convert into sales of fractional shares.

Avantair’s sales department is comprised of a vice president of sales and regional sales directors supported by a sales department and a marketing department. Avantair’s sales staff is compensated with a base salary plus commissions.

Fleet and Geographic Scope

Avantair’s fleet currently consists of 32 aircraft, including four planes that Avantair operates as core aircraft to provide additional capacity and one additional aircraft which has been delivered to Avantair but has not yet received full FAA clearance to commence operations. Currently, all of the fractional aircraft in Avantair’s fleet are Piaggio Avanti P-180 turboprops. In addition, on October 17, 2006, Avantair announced orders for 20 Embraer Phenom 100 aircraft. The Phenom 100 is in the Very Light Jet category of business jets, with the largest cabin in the category. Avantair will take delivery of its first Phenom 100 in 2009.

Avantair has focused its sales efforts to date in two geographic regions – the East Coast and Southern California. Over the last six months, Avantair’s customer base and flight time has increased significantly on the West Coast. Currently, the top 100 city pairs most frequented by Avantair’s customers show the East Coast region at 52% and the West Coast region at 39%. This geographical breakdown makes it more effective for Avantair to position aircraft on the

West Coast where they will be utilized for occupied hours on a consistent basis, which reduces the need to frequently reposition aircraft across the country. A fractional owner is entitled to board a plane at the location of his/her choosing. The costs of moving a plane, or repositioning it, are borne by Avantair. These costs have been very significant due to fuel, pilots and crew and maintenance costs arising from increased overall usage of the aircraft. As the number of planes in Avantair’s fleet increases, Avantair believes that the relative amount of repositioning should decline. As the size of Avantair’s fleet reaches a critical mass, aircraft will be domiciled in strategic locations based on travel patterns. Those locations are frequently determined through the usage of a software optimization program. In addition, Avantair incurs costs associated with pilots and crew, such as transportation to flight departure locations, per diems, meals and hotel expenses. As Avantair’s fleet expands, crews will be domiciled in cities frequented by fractional owner flights. This presents an opportunity for Avantair to leverage more favorable discounts for air and hotel due to volume, as well as making more efficient use of pilot and crew work hours.

Avantair believes that operating a very limited number of aircraft models provides it with cost and operating advantages relative to other fractional aircraft operators that may operate as many as 26 different aircraft models. Among the advantages of operating a limited number of aircraft models are:

•

Maintenance – Reduces costs of repair and maintenance by enabling nearly every member of Avantair’s maintenance staff to service all of its aircraft, plus reduced repositioning of an aircraft results in fewer flight hours and therefore less frequent maintenance;

•

Pilot Training – Pilots need to be certified for a given aircraft model, therefore the operation of a limited number of models means that nearly all employed pilots are available to operate any aircraft in the fleet. Avantair anticipates acquiring a Piaggio Avanti flight simulator during the fourth calendar quarter of 2006 for use in pilot training. This simulator will enable significant pilot training without the use of actual aircraft, and will therefore increase available flight hours for Avantair’s aircraft by an estimated 1,800 hours annually and reduce fuel, maintenance and insurance costs associated with Avantair’s internal use of its aircraft for training purposes.

•

Inventory — Fewer parts need to be inventoried which reduces the overall cost of inventory. Due to the uniformity of the fleet, Avantair is exposed to lower capital investment and inventory due to interchangeability of parts and the greater ease of troubleshooting.

Avantair is the exclusive fractional operator in North America of the Piaggio Avanti P-180 aircraft. The Piaggio Avanti has a unique design that uses forward wing technology which, according to Business & Commercial Aviation, allows it to both provide the fastest speed of any turboprop and yet have an unusually large cabin relative to aircraft in its category. The Piaggio Avanti also compares favorably to light jets as the Piaggio Avanti has the lowest fuel usage in the category. This aircraft also allows access to a greater number of airports than most of the jets in its category since it has the capability to land on shorter runways.

The Piaggio Avanti has several very attractive features to fractional shares owners:

•	Stand-up Cabin – A stand-up cabin and a private lavatory, which is unique in its category.

•	Flying Capacity – Ability to fly 1,300 nautical miles with five passengers, luggage and a full fuel load.

•	Speed – Fastest turboprop manufactured, with jet-like speed of 458 mph.

•	Runway capability – Ability to land on shorter runways allowing access to a greater number of airports.

•	Comfortable Ride – Sound dampening interior and rear mounted props, which help deliver a quiet ride.

•

Safety – Since its introduction in 1989, there has not been a fatal accident involving a Piaggio Avanti P-180. In addition, the Avanti’s wing design reduces the effects of turbulence and its de-icing system reduces the impact of inclement weather on aircraft operation.

The pricing structure afforded by utilizing the Piaggio Avanti allows Avantair to attract a customer desiring quality at a lower price point. Offering the cabin cross section of a mid-size aircraft and fuel efficiency of a turboprop, along with no hourly fees, allows Avantair to lower the cost of fractional ownership to a broader range of consumers.

Flight Operations

Avantair’s Operations Control Center is made up of four departments that all play a role in a fractional owner’s trip from the first phone call to completion of the trip at the final destination:

•	Owner Services

•	Pilot Services

•	Flight Specialist

•	Flight Following.

After a fractional share is sold to a customer, a fractional owner is assigned an Owner Services team. This team assists the fractional owner in scheduling flights and making necessary arrangements based on the owner’s flight requirements, including coordinating with Avantair’s Operations Control Center.

The flight scheduling process begins when a fractional owner contacts the owner’s Owner Services team. When a fractional owner contacts Avantair to schedule a flight, an assigned Owner Services team member handles the request. The team member will ask for all details of the proposed trip, including airport of departure and arrival as well as fixed base operation preference. This department also handles any ground transportation and/or catering orders.

The trip request is subject to an approval process with the Flight Specialist. After approval, the trip is entered into Avantair’s FlightOps computer system by Owner Services. The trip request is then delivered to the fractional owner for approval. This is used as a quality control so that Avantair is sure it has all the correct details of the fractional owner’s trip. After a signed confirmation is received from the fractional owner, Owner Services will confirm this trip reservation in FlightOps. The night before and the morning of the trip, Owner Services reconfirms all ground and/or catering requests for quality control.

The day before the trip, the flights will be assigned to an Avantair aircraft by the Flight Specialist. The Flight Specialist then confirms the availability and location of the aircraft for the next day in an effort to ensure that the fractional owner gets the optimal schedule with the least amount of repositioning time. This confirmation process also takes into consideration the crew duty, rest and flight time regulations.

The job of Pilot Services is to schedule pilots for flights and arrange accommodations for pilots away from their base of operations. Pilot Services is also responsible for the crew scheduling of all aircraft.

Flight Following tracks all current flights that are in progress through direct contact with the crew and through FlightOps. Flight Following monitors weather conditions and other situations which may lead to delays, and works with the flight crews and the Operations Control Center to resolve delays as quickly as possible.

Pilot Hiring and Training

Avantair selects and hires pilots based on a detailed screening process, including interviews, assessments of the candidate’s knowledge of Avantair’s aircraft, applicable regulations and flight skills, and background checks. All pilots are initially hired into first officer positions. Minimum requirements for initial hires include:

•	2,500 hours of total flight time;

•	1,000 multi-engine flight hours; and

•	250 hours of flight hours within the previous 12 months.

All pilots must complete FAA required and approved ground and flight training prior to flying any flight leg for any of Avantair’s fractional owners. Further, all of Avantair’s pilots must fulfill ongoing training requirements. Avantair’s pilots each have an average of over 6,200 hours of total flight time.

Aircraft Maintenance

Avantair aircraft maintenance follows a schedule of inspections based on the numbers of hours flown at the recommendation of the aircraft manufacturer and approval of the FAA. This schedule consists of four levels of inspection – A, B, C and D checks. An A check occurs at every 150 flight hours; a B check at every 300 flight hours; a C check at every 1,500 flight hours; and a D check at every 3,000 flight hours. The scheduled maintenance events, as well as unanticipated events, result in an average downtime of one day for A checks, two days for B checks, five days for C checks and twenty-one days for D checks. Avantair contracts with FAA-approved repair stations to outsource C checks and D checks on Avantair’s aircraft. Avantair’s management believes that the outsourcing of these maintenance services reduces repositioning time and provides consistent levels of service. As a condition of employment, all of Avantair’s maintenance technicians must have an FAA license and are subject to a background check and drug screening prior to employment. Avantair’s Lead Technicians and Supervisors attend the FAA-approved Piaggio factory training program at Flight Safety. In addition, training is provided at the Rockwell Collins factory school as well as Pratt & Whitney Powerplant (engine) school. Avantair’s main maintenance base and its Maintenance Control Center, which oversees and coordinates all maintenance activity on Avantair’s aircraft, is located in Clearwater, Florida and is staffed 24 hours a day and seven days a week. The average years of experience is over 17 years for Avantair’s maintenance technicians, 25 years for its maintenance controllers and over 25 years for its maintenance quality control staff.

Competition

Avantair faces competition from other fractional aircraft operations. Avantair’s primary competitors are NetJets, a subsidiary of Berkshire Hathaway, Flight Options, a subsidiary of Raytheon, FlexJet, a Bombardier subsidiary, and CitationShares, which is 75% owned by Cessna, a wholly-owned Textron subsidiary. None of these competitors are stand-alone entities like Avantair and all of these competitors are significantly larger than Avantair and with more resources. All of these companies (other than NetJets) are subsidiaries of business jet manufacturers, which Avantair’s management believes may hamper their flexibility in purchasing aircraft. According to AvData, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation – NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair’s three largest competitors having a combined market share of over 80%. Avantair has a market share of approximately 3%.

Avantair and other fractional airlines also face competition from charter airlines, air taxis and commercial airlines. Some of these competitors offer greater selection of aircraft (including jet aircraft), some of which permit owners to fly greater distances or at greater speeds, travel with a greater number of passengers and on shorter advance notice before flying.

Avantair’s management believes that fractional aircraft operators compete on the basis of aircraft model and features, price, customer service and scheduling flexibility. Avantair’s management believes that customers are generally willing to continue to use the same fractional aircraft operator so long as such operator provides satisfactory service with competitive pricing. Avantair’s management believes that the quality of its aircraft and service, and the value it provides to its customers, enables it to compete effectively against its larger competitors.

Information Technology

Avantair’s core software application, FlightOps, is designed, developed, and licensed by Bitwise Solutions, Inc. for use in Avantair’s Operations Control Center to plan, schedule and track fractional owner trips as well as manage its fleet. FlightOps uses Oracle as its database server.

Avantair has invested in an efficient high-performance computing environment that includes Dell PowerEdge servers with the latest commercially available Windows-based operating system. In addition, Avantair has approximately 60 Fujitsu Tablet PCs that are used as part of its pilots’ Electronic Flight Bag. These PCs are equipped with core software applications that include navigational aids, flight charts, and aircraft manuals.

Avantair currently has two agreements with Application Services Providers:

•	Salesforce – Customer Relationship Management Sales Force Automation; and

•	Corridor – Enterprise Resource Management Aviation Service Software (Maintenance, Inventory and FBOs).

Government and Other Regulations

Avantair, like all air carriers, is subject to extensive regulatory and legal compliance requirements, both domestically and internationally. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect aircraft operations. The FAA regulates Avantair’s activities, primarily in the areas of flight operations, maintenance, and other safety and technical matters. FAA requirements cover, among other things, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, and aircraft safety and maintenance procedures. Specifically, the FAA may issue mandatory orders, relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety-related items and removal and replacement of aircraft parts that have failed or may fail in the future.

The FAA also has authority to issue air carrier operating certificates and aircraft airworthiness certificates and regulate pilot and other employee training, among other responsibilities. Avantair’s management of fractional aircraft is regulated by the FAA under Part 91, subpart K of the Federal Aviation Regulations (“FARs”), and the FAA has issued Management Specifications reflecting Avantair’s authority to manage such aircraft. In some cases, including all current international operations, the FAA deems Avantair to transport persons or property by air for compensation. Such “charter” operations are regulated under Part 135 of the FARs, and Avantair’s authority to conduct those operations is reflected in an Air Carrier Operating Certificate with operating specifications. Both types of FAA authority potentially are subject to amendment, suspension or revocation. From time to time, the FAA issues rules that require aircraft operators to take certain actions, such as the inspection or modification of aircraft and other equipment.

Avantair’s charter operations under Part 135 also are subject to economic regulation by the U.S. Department of Transportation (“DOT”). To retain its DOT registration as an air taxi, Avantair must remain a U.S. citizen; that is, U.S. citizens must actually control Avantair, at least 75% of Avantair’s outstanding voting stock must be owned and controlled by U.S. citizens, and the President and two-thirds of the directors and other managing officers must be U.S. citizens. Avantair’s organizational documents will provide for the automatic reduction in voting power of common stock owned or controlled by non-U.S. citizens if necessary to maintain U.S. citizenship. If Avantair cannot maintain its U.S. citizenship, it would lose its ability to conduct its charter operations (though not its fractional program manager operations).

Aircraft operators also are subject to various other federal, state and local laws and regulations. The Department of Homeland Security (“DHS”) has jurisdiction over virtually all aspects of civil aviation security and arrivals into and departures from the United States. Avantair is also subject to inquiries by DOT, the FAA, and other U.S. and international regulatory bodies.

Environmental Regulation

Many aspects of Avantair’s operations also are subject to increasingly stringent federal, state, local and foreign laws and regulations protecting the environment concerning emissions to the air, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils, and waste materials. Future regulatory developments in the U.S. and abroad could require aircraft operators to take additional action to maintain compliance with applicable laws. For example, potential future actions that may be taken by the U.S. government, foreign governments, or the International Civil Aviation Organization to limit the emission of greenhouse gases by the aviation sector are unknown at this time but could require significant action from aircraft operators in the future.

Avantair is also subject to other environmental laws and regulations, including those that require it to remediate soil or groundwater to meet certain objectives. Under the federal Comprehensive Environmental Response, Compensation and Liability Act (commonly known as “Superfund”) and similar environmental cleanup laws, generators of waste materials, and owners or operators of facilities, can be subject to liability for investigation and remediation costs at facilities that have been identified as requiring response actions. Certain operations of Avantair are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. Avantair also conducts voluntary remediation actions. Environmental cleanup obligations can arise from, among other circumstances, the operation of fueling facilities, and primarily involve airport sites. Future costs associated with these activities are not expected to have a material adverse effect on Avantair’s business.

Risk of Loss and Liability Insurance

The operation of any fractional aircraft business includes risks such as mechanical failure, physical damage, collision, property loss or damage due to events beyond the operator’s control. Avantair carries an all-risk aviation insurance policy (subject to standard aviation exclusions and provisions) which offers protection for physical damage to the hull, bodily injury to passengers, as well as third party bodily injury and property damage. While Avantair believes that its present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Avantair will always be able to obtain adequate insurance coverage at reasonable rates.

Legal Proceedings

Avantair is not involved in any legal proceedings which it believes will have a significant effect on its business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. In connection with the execution of the Stock Purchase Agreement, Avantair and CNM, Inc. entered into a tolling agreement relating to the litigation, CNM, Inc., CNM Air Holdings, Inc., Charles Matthewson v. Avantair, Inc. and Andiamo Aviation, LLC, with CNM, Inc. had filed in federal court in Nevada. As conditions to entering into the tolling agreement, CNM, Inc. required Avantair to agree to repay at least $15,000,000 in outstanding loans at the closing of the acquisition, to make a deposit of $2,180,474 to an aircraft manufacturer for two aircraft and to grant to CNM, Inc. a security interest in all of Avantair’s assets. The tolling agreement provided for CNM, Inc. to dismiss the litigation it had filed in federal court in Nevada against Avantair and other defendants without prejudice and to toll the running of any statutory or contractual limitations period for one year with respect to the claims that had been alleged in the Nevada complaint. Under the tolling agreement, the plaintiffs further agreed that they would not recommence an action against any of the defendants unless and until either: (1) Ardent terminates the Stock Purchase Agreement; or (2) May 31, 2007. Pursuant to the tolling agreement, the parties submitted to the jurisdiction of the Nevada courts and agreed that plaintiffs had not waived any underlying rights by entering into the tolling agreement. On November 1, 2006, this action was dismissed without prejudice pursuant to a stipulation between the parties.

From time to time, Avantair may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from collision, other casualty, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Employees

As of December 31, 2006, Avantair had approximately 264 full-time employees, 28 of whom were management and 236 of whom were operational. Avantair believes that it has good relations with its employees.

Facilities

Avantair leases its corporate headquarters and hangar space at 4311 General Howard Drive, Clearwater, Florida under two leases that each expire on April 30, 2020. In addition, Avantair currently leases the following principal properties:

•	100 square feet of hangar space at 155 Passaic Avenue, Fourth Floor, Fairfield, New Jersey under a lease that is month to month;

•	approximately 65,258 square feet of office and hangar space at 575 Aviation Drive, Camarillo, California under a lease that expires on August 1, 2021;

•	approximately 75 square feet of office and terminal space at 50 Airport Road, Morristown, New Jersey under a lease that expires on June 15, 2007; and

•	approximately 3,000 square feet of office space at 14020 Roosevelt Blvd, #805, Clearwater, Florida under a lease that expires February 28, 2007.

•	approximately 125,000 square feet of office and terminal space at 4311 General Howard Drive, Clearwater, FL 33762, under a lease that expires April 30, 2020.

MANAGEMENT

Executive Officers and Directors

Our current directors and executive officers are as follows:

Barry J. Gordon	61	Chairman of the Board

Arthur H. Goldberg	64	Director

Steven Santo	39	Chief Executive Officer and Director

John Waters	60	Chief Financial Officer and Director

Tracy L. Chaplin	41	Chief Operating Officer

Kevin V. McKamey	42	Executive Vice President

Stephanie A. Cuskley	46	Director

A. Clinton Allen	62	Director

Robert J. Lepofsky	62	Director

Barry J. Gordon has been Avantair’s (formerly known as Ardent Acquisition Corporation) Chairman of the Board and Chief Executive Officer since its inception. Mr. Gordon has nearly 40 years of experience in evaluating aviation industry securities, including membership for 25 years in the Society of Airline Analysts (with 5 years as its president), and over 30 years experience in the senior management of a mutual fund specializing in the airline, aerospace and technology industries. Mr. Gordon served as executive vice president of American Fund Advisors, Inc. from September 1978 until December 1980, as its president from December 1980 until May 1987 and has been its chairman of the board since May 1987. American Fund Advisors is a private money management firm that manages money for high net worth individuals, pension and profit sharing plans. Mr. Gordon has been a director of American Fund Advisors since December 1980. From December 1991 to March 2005, he was president, and from December 1991 to December 1993, he was director, of the John Hancock Technology Series, Inc., an investment company. Since September 1999, Mr. Gordon has been President, Chief Executive Officer and a director of BlueStone AFA Management, LLC, the general partner of the AFA Private Equity Fund 1 (formerly BlueStone AFA Fund), a venture capital fund providing equity capital for public and private companies primarily in the technology sector, and since January 2000, he has been a director of the AFA Private Equity Fund. Mr. Gordon has also been chairman of the board and Chief Executive Officer of the New Jersey Cardinals, a Class A affiliate of the St. Louis Cardinals, from February 1990 until April 2006 and the Norwich Navigators, a Class AA affiliate of the San Francisco Giants, from March 1991 until April 2005. He also served as a director of Winfield Capital Corp., an Over The Counter Bulletin Board listed small business investment company, from October 1995 to October 2005. In 1992, Mr. Gordon was awarded Entrepreneur of the Year for Long Island in financial services. Mr. Gordon received a B.B.A. from the University of Miami and an M.B.A. from Hofstra University.

Arthur H. Goldberg has been a member of Avantair’s (formerly known as Ardent Acquisition Corporation) Board of Directors since inception. Mr. Goldberg has served as a member of Corporate Solutions Group since January 2000. From February 1994 to December 1999, Mr. Goldberg served president of Manhattan Associates, an investment and merchant banking firm. Mr. Goldberg has been a director of Atlantic Realty Trust, a NASDAQ SmallCap listed real estate investment trust, since 1996, and has been a trustee of Ramco-Gershenson Properties Trust (formerly named RPS Realty Trust), a New York Stock Exchange listed real estate investment trust, since 1998. Mr. Goldberg received a B.S. (cum laude) from New York University Stern School and a J.D. from the New York University School of Law.

Steven Santo has served as Chief Executive Officer, President and a director of Avantair since its inception in June 2003 and Skyline Aviation Services, Inc. since June 2002. Mr. Santo is a licensed, commercially-rated pilot who has been flying for approximately 15 years. From 1995 through 2001, Mr. Santo practiced law as an attorney in private practice, concluding his law practice in 2001 as a name partner at the firm of Fields, Silver & Santo. From 1992 to 1995, Mr. Santo served as an Assistant District Attorney in New York working in the office’s major crimes unit. Mr. Santo received a J.D. from St. Johns School of Law and a bachelor’s degree from Villanova University.

John Waters has served as Chief Financial Officer, Treasurer and a director of Avantair since October 2006. From December 2005 to September 2006, Mr. Waters served as a consultant to Avantair. From July 2004 through December 2005 he was the Chief Administrative Officer of Authentidate Holdings Corp. Upon his retirement from Arthur Andersen & Co. in August 2001 he formed John Waters Consulting LLC, an entity that provided merger and acquisition services to several private equity organizations primarily located in New York City. From June 1967 though August 2001, Mr. Waters was employed by Arthur Andersen & Co. LLP. When he retired he was senior partner in that firm and in 1992 helped form and lead their acquisition Advisory Business Segment which provided merger and acquisition and structuring advice to private equity organizations and also consulted on several large cross border acquisitions initiated by clients located outside the United States. Mr. Waters received a bachelor’s degree in business administration from Iona College and is a Certified Public Accountant.

Tracy L. Chaplin joined Avantair in 2006 and serves as the company’s Chief Operating Officer. She is responsible for managing day-to-day operations and activities. Formerly Chief Purchasing Officer at Flight Options, she was responsible for the development of strategy and management of an annual spending budget in excess of $400 million in areas such as fuel management, charter management, maintenance, logistics, catering, and engines. Ms. Chaplin has a Bachelor’s degree in Economics from Wright State University.

Kevin V. McKamey joined Avantair in October 2002 and is currently Executive Vice President. He is responsible for long range planning, and facilities strategies including the FBO business. Prior to joining Avantair, Mr. McKamey had been the Flight and Sales Support Manager of Piaggio Avanti. Mr. McKamey is a graduate of the Embry-Riddle University where he received a degree in Aviation Business Administration.

Stephanie A. Cuskley has been on the board of directors of Insituform Technologies Inc. (NASDAQ:INSU) since 2005 and is chair of its audit committee. Until her retirement in May 2005, Ms. Cuskley was a managing director with JPMorgan Chase where she most recently (2003-2005) headed Investment Banking Coverage for the firm’s mid-cap clients located in the eastern US. Ms. Cuskley joined JPMorgan Chase in 1994 and spent 7 years in high yield origination. Subsequently, from 2001 to 2003, she led a global culture and leadership development initiative (LeadershipMorganChase) sponsored by the firm’s CEO and Executive Committee. Prior to joining JPMorgan Chase, Ms. Cuskley was an Executive VP with Integrated Resources, a large NY-based financial services company, and advised on their financial restructuring. She started her investment banking career in 1985 at Drexel Burnham Lambert as a corporate finance generalist. She is also a commissioner and co-head of the Economic Development committee of the NYC Mayor’s Commission on Women’s Issues and a member of the Resources Development Committee for United Way of New York City. Ms. Cuskley received her MBA from Cornell and her BA from the University of Toronto.

A. Clinton Allen has been the Chairman and Chief Executive Officer of A.C. Allen & Company, a holding company and consulting firm, since 1987. In 2002, Mr. Allen became, and is currently, non-executive chairman and director of Collectors Universe, a provider of value added services to dealers and collectors. From 1989 to 2002, Mr. Allen served as Vice Chairman of the Board of Psychemedics Corporation, Inc., a biotechnology company with a proprietary drug testing product, and as Chairman of the Board of Psychemedics from 2002 to 2003. Mr. Allen was Vice Chairman and a director of the DeWolfe Companies, a real estate firm, from 1991 until it was acquired by Cendant Corporation in 2002. Additionally, he was a director and member of the executive committee of Swiss Army Brands, world’s leading distributor of Swiss Army products from 1994 until it was acquired by Victorinox Corporation in 2002. Mr. Allen also provided the original financing for Blockbuster Entertainment, was their founding director, and served on the Board until Blockbuster was acquired by Viacom/Paramount in 1994. Mr. Allen also served as a director of Steinway Musical Instruments Company, a manufacturer of musical instruments, since 1999 and, since 2003, as its lead director; since 2003, as a director and member of the executive committee of LKQ Corporation, a supplier of recycled OEM automotive parts; and since 2003, as a director of Brooks Automation, a provider of integrated tool and factory automation solutions for the global semiconductor and related industries. Mr. Allen received his undergraduate degree from Harvard University.

Richard J. Lepofsky has been Chairman of Westcliff Capital Group, a private holding company since November 2006. After serving for ten years on the Board of Directors of Ensign-Bickford Industries, Inc., a broadly diversified, privately-held corporation with business interests ranging from food flavorings, industrial manufacturing, aerospace defense products and real estate development, Mr. Lepofsky became President and Chief Executive Officer of Ensign-Bickford in January 2005, a position he held until his retirement in November, 2006. From January 1989 to December 2004, Mr. Lepofsky was President and Chief Executive Officer of Helix Technology Corporation, a publicly-held producer of innovative vacuum systems for the semiconductor industry and Mr. Lepofsky previously served as its Senior Vice President and Chief Operating Officer from 1979 through 1988. In January 2005 Mr. Lepofsky was named non-executive Chairman of the Board of Helix, a position he held until October 2005 when Helix merged with Brooks Automation, Inc., a publicly held producer of factory automation solutions for the global semiconductor and related industries. Mr. Lepofsky is a director of Moldflow Corporation, a publicly-held provider of software products and services for the plastics industry and chair of its Corporate Governance and Nominating committee. In the not-for-profit sector Mr. Lepofsky is Vice-Chairman of the CareGroup Health System, a major Harvard-affiliated healthcare system in Boston and a member of the Board of Overseers of the Boston Symphony Orchestra. Mr. Lepofsky received his B.S. degree from Drexel Institute of Technology.

Audit Committee

Our board of directors established an audit committee comprised of Ms. Cuskley and Messrs. Goldberg and Lepofsky, with Ms. Cuskley acting as the chairman. Our audit committee appoints, retains, sets compensation of, and supervises our independent accountants, reviews the results and scope of the audit and other accounting related services and reviews our accounting practices and systems of internal accounting and disclosure controls. Our board of directors believes that Ms. Cuskley is an “audit committee financial expert” (as defined in Regulation 228.401(e)(1)(i)(A) of Regulation S-B). The board of directors also believes that Ms. Cuskley would be considered an “independent” director under Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934.

The audit committee has a written charter, which was adopted by the board of directors in February 2007. A copy of the charter is filed with the SEC as Exhibit 99.1 to our Form 10-KSB for the fiscal year ended December 31, 2006.

Corporate Governance and Nominating Committee

Our board of directors has established a corporate governance and nominating committee comprised of Ms. Cuskley and Messrs. Goldberg and Lepofsky, with Mr. Lepofsky acting as Chairman. Our corporate governance and nominating committee selects, or recommends to the full board of directors for selection, all nominees to the board of directors.

The corporate governance and nominating committee has a written charter, which was adopted by the board of directors in February 2007. A copy of the charter is filed with the SEC as Exhibit 99.2 to our Form 10-KSB for the fiscal year ended December 31, 2006.

Compensation Committee

Our board of directors has established a compensation committee comprised of Messrs. Allen, Goldberg and Lepofsky, with Mr. Allen acting as chairman. Our compensation committee determines, or recommends to the full board of directors for determination, the compensation paid to our officers, to the extent our officers are entitled to receive compensation.

The compensation committee has a written charter, which was adopted by the board of directors in February 2007. A copy of the charter is filed with the SEC as Exhibit 99.3 to our Form 10-KSB for the fiscal year ended December 31, 2006.

Code of Ethics

On February 23, 2007, our board of directors adopted and amended a code of ethics that applies to its directors, officers and employees as well as those of its subsidiaries. Copies of our codes of ethics are publicly available on our website at www.avantair.com. Requests for copies of our codes of ethics should be sent in writing to Avantair, Inc., 4311 General Howard Drive, Clearwater, FL, 33762.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives’ incentives with stockholder value creation.

To achieve these goals, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to achievement of corporate goals and value-creating milestones such as the development of our products, the establishment and maintenance of key strategic relationships, reaching sales and marketing targets and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenues and profitability.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on a survey of executive compensation paid by peer companies in the fractional aircraft industries conducted externally.

Our compensation committee intends to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

Elements of Compensation

Our compensation committee evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in our industry while taking into account our relative performance and our own strategic goals. The compensation received by our executive officers consists of the following elements:

Base Salary. Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the fractional aircraft industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Since February 2007, the base salary of our Chief Executive Officers has been $400,000. Since October 2006, the base salary of our Chief Financial Officer has been $275,000. The annual base salary for our other executive officers is $150,000.

Our compensation committee believes that these base salary levels are commensurate with the general salary levels for similar positions in companies of similar size and stage of development in our industry.

Discretionary Annual Bonus. In addition to base salaries, our compensation committee has the authority to award discretionary annual bonuses to our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the committee believes to be value-creating milestones.

Our Chairman and Chief Executive Officer is eligible to receive a bonus of up to 60% of his base salary. Our compensation committee has not yet finalized the determination of the strategic milestones or corporate goals that it will apply in determining executives’ bonuses for 2007.

2006 Long-Term Incentive Plan

In February 2007, Avantair’s Board of Directors and stockholders approved Avantair’s 2006 Long Term Incentive Plan (which we sometimes refer to as the Plan).

Purpose

The purpose of the Plan is to further promote the interests of Avantair, its subsidiaries and its stockholders by enabling Avantair and its subsidiaries to attract, retain and motivate employees, non-employee directors and consultants or those who will become employees, non-employee directors or consultants, and to align the interests of those individuals and Avantair’s stockholders.

Number Of Shares

The maximum number of shares of Avantair common stock as to which awards may be granted under the Plan may not exceed 1,500,000 shares. Shares of Avantair common stock subject to issuance upon exercise or settlement of awards with respect to stock options, stock appreciation rights, restricted stock and restricted stock units shall count against this limit. Awards of performance units, which are paid in cash, are not subject to this limit and will not count against the number of shares of Avantair common stock available under the Plan. With respect to awards intending to be

“qualified performance-based compensation” under Section 162(m) of the Internal Revenue Code (which is referred to as the Code) the maximum amount that can be awarded in any calendar year to any participant is (i) in respect of performance units, performance-based restricted shares and restricted stock units and other awards (other than options and stock appreciation rights), 150,000 shares of Avantair common stock (or the then equivalent fair market value of such shares), and (ii) in the case of stock options and stock appreciation rights, 150,000 shares of Avantair common stock. The limits on the numbers of shares described in this paragraph and the number of shares subject to any award under the Plan are subject to proportional adjustment as determined by Avantair’s Board to reflect certain stock changes, such as stock dividends and stock splits (see “Recapitalization Adjustments” below).

If any awards under the Plan expire or terminate unexercised, the shares of common stock allocable to the unexercised or terminated portion of such award shall again be available for award under the Plan.

Administration

The administration, interpretation and operation of the Plan will be vested in the Compensation Committee of Avantair’s Board of Directors. The Compensation Committee may designate persons other than members of the Compensation Committee to carry out the day-to-day administration of the Plan.

Eligibility

The Plan permits awards to employees, non-employee directors of, and consultants to Avantair and its subsidiary.

No determination has been made as to future awards which may be granted under the Plan, although it is anticipated that recipients of awards will include the current executive officers of Avantair. It is not determinable what awards under the Plan would have been received by the executive officers and directors of Avantair and its subsidiaries during the fiscal year ended December 31, 2005 had the Plan then been in effect.

Awards Under the Plan

Awards under the Plan may consist of stock options, stock appreciation rights (which are sometimes referred to as SARs), restricted shares, restricted stock units or performance unit awards, each of which is described below. All awards will be evidenced by an award agreement between Avantair and the individual participant and approved by the Compensation Committee. In the discretion of the Compensation Committee, an eligible employee may receive awards from one or more of the categories described below, and more than one award may be granted to an eligible employee.

Stock Options and Stock Appreciation Rights

A stock option is an award that entitles a participant to purchase shares of Avantair common stock at a price fixed at the time the option is granted. Stock options granted under the Plan may be in the form of incentive stock options (which qualify for special tax treatment) or non-qualified stock options, and may be granted alone or in addition to other awards under the Plan.

An SAR entitles a participant to receive, upon exercise, an amount equal to:

•	the excess of

•	the fair market value on the exercise date of a share of Avantair common stock, over

•	the fair market value of a share of Avantair common stock on the date the SAR was granted,

•	multiplied by the number of shares of Avantair common stock for which the SAR has been exercised.

The exercise price and other terms and conditions of stock options and the terms and conditions of SARs will be determined by the Compensation Committee at the time of grant, and in the case of stock options, the exercise price per share may not be less than 100 percent of the fair market value of a share of Avantair common stock on the date of the grant. In addition, the term of any incentive stock options granted under the Plan may not exceed ten years. An option or SAR grant under the Plan does not provide the recipient of the option any rights as a shareholder and such rights will accrue only as to shares actually purchased through the exercise of an option or the settlement of an SAR.

If stock options and SARs are granted together in tandem, the exercise of such stock option or the related SAR will result in the cancellation of the related stock option or SAR to the extent of the number of shares in respect of which such option or SAR has been exercised.

Stock options and SARs granted under the Plan shall become exercisable at such time as designated by the Compensation Committee at the time of grant.

Payment for shares issuable pursuant to the exercise of a stock option may be made either in cash, by certified check, bank draft, or money order payable to the order of Avantair, or by payment through any other mechanism permitted by the Compensation Committee, including, if the Compensation Committee so determines, by delivery of shares of Avantair common stock.

In addition, the Compensation Committee, in its sole discretion, may provide in any stock option or SAR award agreement that the recipient of the stock option or SAR will be entitled to dividend equivalents with respect to such award. In such instance, in respect of any such award which is outstanding on a dividend record date for Avantair common stock, the participant would be entitled to an amount equal to the amount of cash or stock dividends that would have paid on the shares of Avantair common stock covered by such stock option or SAR award had such shares of Avantair common stock been outstanding on the dividend record date.

Restricted Share Awards and Restricted Stock Units

Restricted share awards are grants of Avantair common stock made to a participant subject to conditions established by the Compensation Committee in the relevant award agreement on the date of grant. Restricted stock units are similar to restricted shares except that no shares of common stock are actually awarded to a participant on the date of grant and the common stock underlying the award will generally be provided to the participant after the vesting conditions have been satisfied.

Restricted shares and restricted stock units will vest in accordance with the conditions and vesting schedule, if any, provided in the relevant award agreement. A participant may not sell or otherwise dispose of restricted shares or restricted stock units until the conditions imposed by the Compensation Committee with respect to such shares and/or units have been satisfied. Restricted share awards and restricted stock units under the Plan may be granted alone or in addition to any other awards under the Plan. Restricted shares which vest will be reissued as unrestricted shares of Avantair common stock.

Each participant who receives a grant of restricted shares will have the right to receive all dividends and vote or execute proxies for such shares. Any stock dividends granted with respect to such restricted shares will be treated as additional restricted shares. Participants receiving grants of restricted stock units will not be stockholders until the common stock underlying the award is provided to them and they will not enjoy the rights of stockholders (such as receiving dividends and voting or executing proxies) until that time.

Performance Units

Performance units (with each unit representing a monetary amount designated in advance by the Compensation Committee) are awards which may be granted to participants alone or in addition to any other awards granted under the Plan. Generally, participants receiving performance unit grants will only earn such units if certain performance goals are satisfied during a designated performance period. The Compensation Committee will establish such performance goals and may use measures such as level of sales, earnings per share, income before income taxes and cumulative effect of accounting changes, income before cumulative effect of accounting changes, net income, earnings before interest and taxes, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, Cash EBITDA, completion of acquisitions and/or divestitures, comparisons to peer companies, individual or aggregate participant performance or such other measure or measures of performance as the Compensation Committee determines. The participant may forfeit such units in the event the performance goals are not met. If all or a portion of a performance unit is earned, payment of the designated value thereof will be made in cash, unrestricted shares of Avantair common stock, in restricted shares or in any combination thereof, as provided in the relevant award agreement.

Performance Goals For Qualified Performance-Based Compensation

Section 162(m) of the Code limits Avantair’s ability to deduct compensation paid to its senior executive officers, unless the compensation qualifies as “qualified performance-based compensation,” as defined in that section and the regulations promulgated under that section. In order to qualify as “qualified performance-based compensation,” the material terms of the performance goals must be disclosed to Avantair’s stockholders and approved by the stockholders. Among the material terms of the performance goals are descriptions of the business criteria on which the performance goals will be based.

Avantair intends to have the Plan satisfy the requirements of Section 162(m) so that the Compensation Committee is able to grant awards satisfying the requirements of “qualified performance-based compensation.” Consequently, Avantair must disclose, and you must approve its use of, the following business criteria in establishing performance goals under the plan:

•	level of sales,

•	earnings per share,

•	income before income taxes and cumulative effect of accounting changes,

•	income before cumulative effect of accounting changes,

•	net income,

•	earnings before interest and taxes, return on assets,

•	return on equity,

•	return on capital employed,

•	total stockholder return,

•	market valuation,

•	cash flow,

•	Cash EBITDA,

•	comparisons to peer companies, and

•	completion of acquisitions and/or divestitures.

These performance goals will be based on any of the above business criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Compensation Committee may determine. Such business criteria will have any reasonable definitions that the Compensation Committee may specify, which may include or exclude any or all of the following items: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring or productivity initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any such business criterion or combination of such criteria may apply to a participant’s award opportunity in its entirety or to any designated portion or portions of the award opportunity, as the Compensation Committee may specify.

Your approval of the Plan will be an approval of the Compensation Committee’s use of the business criteria described herein in establishing performance goals.

Recapitalization Adjustments

Awards granted under the Plan, any agreements evidencing such awards and the maximum number of shares of Avantair common stock subject to all awards, as well as the per participant per calendar year limitations described above, shall be subject to adjustment or substitution, as determined by Avantair’s Board of Directors, as to the number, price or kind of a security or other consideration subject to such awards or as otherwise determined by the Board to be equitable (i) in the event of changes in the outstanding stock or in the capital structure of Avantair by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalization, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such award or (ii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, participants, or which otherwise warrants equitable adjustment because it interferes with the intended operation of the Plan. Avantair shall give each participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

Mergers And Other Similar Events

In the event of any of the following,

A.	Avantair is merged into or consolidated with another corporation or entity;

B.	All or substantially all of the assets of Avantair are acquired by another person; or

C.	The reorganization or liquidation of Avantair;

then Avantair’s Board of Directors may cancel any outstanding awards and cause the holders thereof to be paid, in cash, securities or other property (including any securities or other property of a successor or acquirer), or any combination thereof, the value of such awards as determined by Avantair Board of Directors, in its sole discretion (e.g., in the case of Stock Options, based upon the excess of the value of a share of Avantair common stock over the exercise price per share). Avantair’s Board of Directors may provide that such cash, securities or other property is subject to vesting and/or exercisability terms similar to the award being cancelled.

Amendment, Suspension or Termination of the Plan

Unless earlier terminated by Avantair’s Board of Directors, the Plan shall terminate on the date 10 years after the date the first award is granted thereunder. The Board may amend, suspend or terminate the Plan (or any portion thereof) at any time. However, no amendment shall (a) materially and adversely affect the rights of any participant under any outstanding award, without the consent of such participant (except as described below) or (b) increase the number of shares available for awards under the Plan without shareholder approval.

Section 409A of the Code provides substantial penalties to persons deferring taxable income, unless the requirements of Section 409A have been satisfied. Many awards provided under the Plan could be viewed as deferring income for participants and may, therefore, be subject to Section 409A. As of the date this prospectus is being prepared, the Internal Revenue Service has not yet issued final regulations interpreting Section 409A, but they are expected to be issued in the near future. These final regulations, when issued, may require amendments to be made to the Plan. Consequently, the Plan explicitly provides that Avantair’s Board of Directors may amend the Plan, without participant consent, in any way it deems appropriate, even if such amendment would materially and adversely affect the rights of participants to satisfy Section 409A and the regulations that will be issued thereunder.

401(k) Plan

We have a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2007) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such employees are age 50 or older ($5,000 in calendar year 2006). To date, we have not made any discretionary matching or profit-sharing contributions to the 401(k) plan. As a tax-qualified plan, we can generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

Summary Compensation Table

The following table summarizes the compensation paid to our Chief Executive Officer, Chief Financial Officer, and to our other three most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during our fiscal year 2006. We refer to these officers as our named executive officers.

Name and Principal Position	Salary ($)	All Other Compensation ($)		Total ($)
Steven Santo (1)	258,461	52,075	(2)	310,536
Chief Executive Officer

John Waters (3)	—	106,758	(4)	106,758
Chief Financial Officer and Director

Tracy L. Chaplin (5)	56,000	—		56,000
Chief Operating Officer

Kevin V. McKamey	126,934	10,316	(6)	137,240
Executive Vice President

(1)	In October 2006, we entered into a three-year employment agreement with Mr. Santo, our Chief Executive Officer and a director. The agreement provides that Mr. Santo will receive an annual base salary of $400,000 and will be eligible to receive an annual performance bonus, which for 2007 may be 60% of his base salary.
(2)	Mr. Santo received an auto allowance of $23,934 and a housing allowance of $28,141.
(3)	In October 2006, we hired and entered into a three-year employment agreement with Mr. Waters, our Chief Financial Officer and a director. The agreement provides that Mr. Waters will receive an annual base salary of $275,000 and will receive a cash bonus award for the year ending June 30, 2007 in the amount of $137,500.
(4)	Mr. Waters was engaged as an independent consultant during fiscal year 2006 and received those consulting fees.
(5)	Ms. Chaplin began employment in February 2006.
(6)	McKamey received an auto allowance of $10,316.

Grants of Plan – Based Awards

The Plan was not approved until February 22, 2007 and to date there have been no options granted to executive officers or employees pursuant to the Plan.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 31, 2006.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified deferred compensation benefits from us during the fiscal year ended December 31, 2006.

Employment Arrangements with Named Executive Officers

Steven Santo

In October 2006, we entered into an employment agreement with Mr. Santo, our Chief Executive Officer and a director. The agreement provides that Mr. Santo will receive an annual base salary of $400,000 and will be eligible to receive an annual performance bonus, which for 2007 will be 60% of his base salary. Mr. Santo is entitled, among other things, to:

•	participate in all benefit programs, including the registered retirement savings plan, established and made available to its employees;

•	monthly living expenses in the amount of $2,800 through June 30, 2007;

•	monthly automobile lease reimbursement of $1,500; and

•	reimbursement for any reasonable out-of-pocket expenses incurred in the course of employment.

The term of the employment agreement is three years.

John Waters

In October 2006, we entered into an employment agreement with Mr. Waters, our Chief Financial Officer and a director. The agreement provides that Mr. Waters will receive an annual base salary of $275,000 and will be eligible to receive a cash and/or stock bonus award for the year ending June 30, 2007 in the amount of $137,500.

•	participate in all benefit programs, including the registered retirement savings plan, established and made available to its employees;

•	monthly living expenses in the amount of $2,000 through June 30, 2007;

•	monthly automobile lease reimbursement of $500; and

•	reimbursement for any reasonable out-of-pocket expenses incurred in the course of employment.

The term of the employment agreement is three years.

Termination Benefits

If the agreements are terminated by Messrs. Santo or Waters voluntarily without good reason, Avantair shall have no further obligations following the effective date of termination other than to pay the employee for any accrued but unpaid salary and reimbursable expenses.

If the agreements are terminated by Avantair without cause or by the executive for good reason or for disability, then Messrs. Santo or Waters are respectively entitled to:

•	any then accrued but unpaid base salary and performance bonus as of the date of termination; and

•	payment of the base salary in effect at the time of termination and continuation of health insurance for a period of 12 months.

In each agreement, “cause” means:

•	employee’s fraud or breach of fiduciary obligations in connection with performance of his duties with Avantair (including but not limited to any acts of embezzlement or misappropriation of funds);

•	employee’s indictment for a felony or plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude;

•

employee’s being under the influence of any drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or repeatedly being under the influence of alcohol, during the performance of his duties under his employment agreement, or, while under the influence of such drugs or alcohol, engaging in grossly inappropriate conduct during the performance of his duties under his employment agreement;

•	employee’s refusal to substantially perform his duties under his employment agreement, except in the event that the employee becomes permanently disabled;

•	employee’s willful misconduct or gross negligence in connection with his employment;

•

employee’s material violation of any Avantair policies or procedures relating to harassment, discrimination or insider trading; or employee’s material breach of any provision of his employment agreement.

In each agreement, “good reason” means:

•	Avantair’s willful material breach of any provision of his employment agreement;

•

any material adverse change in employee’s position, authority, duties or responsibilities (other than a change due to employee’s permanent disability or as an accommodation under the Americans With Disabilities Act) which results in: (A) a diminution in any material respect in employee’s position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion; or (B) a material diversion from employee’s performance of the functions of employee’s position, excluding for this purpose material adverse changes made with employee’s written consent or due to employee’s termination for cause or termination by employee without good reason; or

•

relocation of Avantair’s headquarters and/or employee’s regular work address to a location which requires the employee to travel more than forty (40) miles from employee’s place of employment on the date of his employment agreement.

In addition, each employee’s interest in any stock options or restricted stock will fully vest on the effective date of a termination without cause.

Other Named Executive Officers

Aside from Messrs. Santo and Waters, no named executive officers are entitled to any severance payments in connection with his departure.

Employee Confidentiality and Non-Competition Arrangements

We enter into agreements with all of our employees containing confidentiality provisions. Messrs. Santo and Waters are subject to a non-competition agreement.

Compensation of Directors

Prior to February 23, 2007, we did not pay any cash compensation to members of our board of directors for their services as directors.

On February 23, 2007, the Board of Directors approved an annual cash retainer of $40,000 for each director, other than those Directors serving as employees. Each director has the option to receive, in whole or in part, such amount in cash or hours flown in Company aircraft. The hours flown in Company aircraft will be valued at $2,100 per hour. Mr. Gordon will receive an additional $30,000 in annual cash compensation for service as our non-Executive Chairman. Ms. Cuskley will receive an additional $20,000 in annual cash compensation for service as our Audit Committee Chairperson.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

SELLING STOCKHOLDERS

The following table sets forth information with respect to the selling stockholders and the respective common stock and warrants beneficially owned by each selling stockholder that may be offered under this prospectus. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests. The information is based on information that has been provided to us by or on behalf of the selling stockholders. Two of our directors, Steven Santo and John Waters, and three of our executive officers, Steven Santo, John Waters and Kevin McKamey, are selling stockholders. Because the selling stockholders may from time to time use this prospectus to offer all or some portion of the common stock offered hereby, we cannot provide an estimate as to the amount or percentage of any such type of security that will be held by any selling stockholders upon termination of any particular offering or sale under this prospectus. We also cannot advise you as to whether the selling stockholders will in fact sell any or all of the shares of common stock listed next to their names below. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth on the table below. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.

For the purposes of the following table, the number of shares of our common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, restricted stock unit, warrant or other rights.

Name of Selling Stockholder(1)	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Offered	Number of Shares Beneficially Owned After Offering	Number of Warrants Offered	% of Common Stock Beneficially Owned After the Offering
BRMR, LLC(2)	179,856	179,856	—	—	*
Dalewood Associates LP(3)	321,655	321,655	—	—	*
Craig Effron(4)	89,928	89,928	—	—	*
Gracie Capital LP(5)	179,856	179,856	—	—	*
Paul Sonkin(6)	2,833,053	719,425	2,113,628	—	13.1%
Paul J. Solit(7)	893,311	647,482	245,829	—	1.6%
Andrew Rosen(8)	89,928	89,928	—	—	*
Seneca Capital LP(9)	179,856	179,856	—	—	*
Berdan Holdings(10)	110,000	110,000	—	—	*
Camelot 27 LLC(11)	1,641,650	179,856	1,461,794	—	9.7%
John Waters(12)	695,034	379,856	515,178	200,000	3.4%
Kevin McKamey	337,445	179,856	157,589	—	1.0%
Jeffrey Kirby(13)	936,282	179,856	756,426	—	5.0%
BHP Partners (14)	756,426	756,426	—	—	*
Earlybird Capital, Inc. (15)	346,545	346,545	—	146,000	*

TOTAL	9,590,825	4,540,381	5,250,444	346,000	32.0%

*	denotes less than 1%.
(1)	Unless otherwise noted, the business address of each of the following is c/o Avantair, 4311 General Howard Drive, Clearwater FL 33762.
(2)	The business address of BRMR, LLC is 68 Wheatley Road, Brookville, 11545.
(3)	The business address of Dalewood Associates LP is 68 275 Madison Avenue, New York, NY 10016.
(4)	The business address of Craig Effron is 129 East 73rd St., New York, New York 10022.
(5)	The business address of Gracie Capital Partners is 590 Madison Avenue, 28th Floor, New York, NY 10022.
(6)

The business address of Mr. Sonkin is 460 Park Avenue, 12th Floor, New York, New York 10022. The shares are held by Hummingbird Value Fund, L.P., The Hummingbird Microcap Value Fund, L.P. and The Hummingbird Concentrated Fund, L.P. Mr. Sonkin, as managing member and control person of Hummingbird Management LLC, the investment manager of such entities, has sole voting and dispositive power over such shares. Includes 1,173,590 shares of common stock issuable upon exercise of warrants not currently exercisable and that will not become exercisable within the next 60 days.

(7)	The business address if Mr. Solit is 825 Third Avenue, 33rd Floor, New York, New York 10022. The shares are held by Potomac Capital Partners, LP, Pleiades Investment Partners-R, LP and Potomac Capital International Ltd. Mr. Solit as sole voting power and dispositive power over such shares.
(8)	The business address of Andrew Rosen is 1 Central Park West, Apt. 49C, New York, New York 10023.
(9)	The business address of Seneca Capital LP is 590 Madison Avenue, 28th Floor, New York, New York 10022.
(10)	The business address of Berdan Holdings is 501 Spectrum Circle, Oxnard, California 93030.
(11)	Steven Santo, our Chief Executive Officer and a director of Avantair and Allison Roberto, our General Counsel, are the members of Camelot 27 LLC. The business address of Camelot 27 LLC is 4326 Spinnaker Cove Lane, Tampa, Florida 33615.
(12)	Includes 200,000 shares of common stock issuable upon exercise of warrants.
(13)	The business address of Mr. Kirby is P.O. Box 70458, Reno, Nevada 89570.
(14)	The business address of BHP Partners LLC is, 2300 South Archer Avenue, Chicago, IL 60616. The shares are held by BHP Partners LLC. Mr. Fred Barbara is the managing member and control person of BHP Partners LLC.
(15)	Includes 146,000 Shares of Common Stock issuable upon exercise of the warrants. The business address of EarlyBird Capital, Inc. is 275 Madison Avenue – Suite 1203, New York, New York 10016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of March 26, 2007.

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent of Class
Jonathan Auerbach(2)	3,055,400		20.1%

Steven Santo	1,641,650		10.8%

Paul Sonkin(3)	2,833,053	(4)	11.0%

Jeff Feinberg(5)	1,000,000		6.6%

Jeffrey Kirby(6)	936,282		6.2%

Paul J Solit(7)	893,311		5.9%

Seth Klarman(8)	817,000		5.4%

Fred B. Barbara(9)	756,426		5.0%

Barry J. Gordon(10)	1,004,066	(11)	4.1%

John Waters	695,034	(12)	3.3%

Arthur H. Goldberg(13)	210,000	(14)	1.4%

Stephanie A. Cuskley(15)	—		*

A. Clinton Allen(16)	7,000		*

Robert J. Lepofsky(17)	10,000		*

Kevin McKamey	337,445		2.2%*

Tracy Chaplin	—		*

All directors and executive officers as a group (9 individuals)	4,030,195	(18)	25.3%

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following is c/o Avantair, 4311 General Howard Drive, Clearwater FL 33762
(2)	The business address of Mr. Auerbach is Hound Partners, LLC, 101 Park Avenue, 48th Floor, New York, NY 10178.
(3)

The business address of Mr. Sonkin is 460 Park Avenue, 12th Floor, New York, New York 10022. The shares are held by Hummingbird Value Fund, L.P., The Hummingbird Microcap Value Fund, L.P. and The Hummingbird Concentrated Fund, L.P. Mr. Sonkin, as managing member and control person of Hummingbird Management LLC, the investment manager of such entities, has sole voting and dispositive power over such shares.

(4)	Includes 1,173,590 shares of common stock issuable upon exercise of warrants.
(5)	The business address of Mr. Feinberg is JLF Asset Management, LLC, 2775 Via De La Valle, Suite 204, Del Mar CA 92014.
(6)	The business address of Mr. Kirby is P.O. Box 70458, Reno, Nevada 89570.
(7)	The business address of Mr. Solit is Potomac Capital Management, 825 Third Avenue, 33 Floor, New York, NY 10022.
(8)	The business address of Mr. Klarman is The Baupost Group, LLC, 10 St. James Avenue, Suite 2000, Boston, MA 02116.
(9)	The business address of Mr. Barbara is BHP Partners LLC, 2300 South Archer Avenue, Chicago, IL 60616.
(10)	The business address of Mr. Gordon is c/o American Fund Advisors, Inc., 1415 Kellum Place, Suite 205, Garden City, NY 11530.
(11)	Includes 374,626 shares of common stock issuable upon exercise of warrants.
(12)	Includes 200,000 shares of common stock issuable upon exercise of warrants.
(13)	The business address of Mr. Goldberg is c/o Corporate Solutions Group, 175 Great Neck Road, Suite 408, Great Neck, NY 11021
(14)	Includes 125,000 shares of common stock issuable upon exercise of warrants.
(15)	The business address of Ms. Cuskley is 180 East 79th Street, New York, NY 10021
(16)	The business address of Mr. Allen is 710 South Street, Needham, MA 02492
(17)	The business address of Mr. Lepofsky is c/o Westcliff Capital Group, PO Box 81367, Wellesley Hills, MA 02461
(18)	Includes 699,626 shares of common stock issuable upon exercise of warrants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

On October 2, 2006, our Company (formerly known as “Ardent Acquisition Corporation”) entered into an acquisition with stockholders of Avantair, Inc., a Nevada corporation (“Old Avantair”), which included, among others, John Waters, our Chief Financial Officer, Steven Santo, our Chief Executive Officer, Kevin McKamey, our Executive Vice President, and Jeffrey Kirby, Paul Sonkin, Paul Solit and Fred B. Barbara, each at least a 5% beneficial owner of our shares (collectively, the “Related Party Stockholders”). For a detailed description of the acquisition, please see “Business – Recent Developments” on page 30 of this prospectus.

In connection with a separate (but related) transaction, Old Avantair entered into an investors rights agreement (we refer to this as the Investors Rights Agreement) under which Avantair agreed with certain of its stockholders to cause us to file this registration statement within 60 days following the closing of the acquisition, and to file “shelf” registration statements within 60 days following the issuance of the contingent deferred purchase price payments described above. If we do not timely file any of these registration statements, then, on the 60th day after the issuance of such shares and for each 30-day period thereafter that the applicable registration statement remains unfiled, Avantair will issue warrants (exercisable at $5.00 per share) to the Old Avantair stockholders eligible to participate in such registration statements in an amount equal to 2% of their initial investment in Avantair. In the Stock Purchase Agreement, we acknowledged that we will comply with these obligations. The full text of the Investors Rights Agreements is Exhibit 10.1 of our Current Report on Form 8-K, filed on October 4, 2006.

At the closing of the acquisition, certain of Old Avantair’s stockholders (who received in the aggregate approximately 51% of the shares of our common stock issued at the closing) agreed to restrictions on their ability to sell certain of these shares of our common stock. These restrictions prohibit sale of such shares by most of these Avantair stockholders until the second anniversary of the closing of the acquisition.

Policies and Procedures for Related Party Transactions

We have adopted a code of ethics, or Code of Conduct, for both our directors, officers and employees and our Chief Executive Officer, Chief Financial Officer and all of our other financial executives pursuant to which all directors, officers and employees must promptly disclose to us through the chairperson of the audit committee, any material transaction or relationship that reasonably could be expected to give rise to an actual or apparent conflict of interest with Avantair, Inc. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Employment and Severance Agreements

We have entered into employment agreements with two of our executive officers which contain, among other . things, severance provisions. For more information regarding these agreements, see “Compensation Discussion and Analysis — Employment Arrangements with Named Executive Officers.”

Stock Options Granted to Executive Officers and Directors

We have not granted any stock options.

Director and Officer Indemnification

We have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. In addition, our certificate of incorporation to be in effect upon the completion of this offering contains provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors. See “Description of Capital Stock—Limitation of Liability.”

DESCRIPTION OF CAPITAL STOCK

The following description of the material terms of our capital stock and warrants includes a summary of our amended and restated certificate of incorporation. This description is subject to the relevant provisions of Delaware General Corporation Law.

General

Our authorized capital stock will consist of 76 million shares of all classes of capital stock, of which 75 million are shares of common stock, par value, $0.0001 per share, and 1 million are shares of preferred stock, par value of $0.0001 per share.

Units

Each unit consists of one share of common stock and two warrants, which started trading separately as of the opening of trading on March 9, 2005. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $5.00 per share.

Common Stock

The holders of shares of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Subject to the preferences and rights, if any, applicable to the shares of preferred stock, the holders of the shares of common stock are entitled to receive dividends if and when declared by the Board of Directors. Subject to the prior rights of the holders, if any, of the preferred shares, the holders of our shares of common stock are entitled to share ratably in any distribution of our assets upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series and our Board of Directors, without approval of the stockholders, is authorized to designate series of preferred stock and to fix the rights, privileges, restrictions and conditions to be attached to each such series of shares of preferred stock. The issuance of shares of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of our shares of common stock.

As of the date of this document, there are no outstanding shares of preferred stock of any series.

Warrants

We currently have warrants outstanding to purchase 14,146,000 shares of our common stock, which entitle the registered holder to purchase one share of our common stock at a price of $5.00 per share. The warrants will expire on February 23, 2009, at 5:00 p.m., Eastern Standard time. We may call the warrants for redemption in whole and not in part, at a price of $.01 per warrant at any time after the warrants become exercisable, upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sale price of the common stock equals or exceeds $8.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Avantair.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Avantair’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Avantair, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock or any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to common stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, we have agreed to meet these conditions and use our best efforts to maintain a current prospectus relating to common stock issuable upon exercise of the warrants until the expiration of the warrants. On November 2, 2006, we entered into a

Warrant Clarification Agreement, dated as of February 24, 2005, with Continental Stock Transfer & Trust Company, as Warrant Agent, to clarify the terms of the warrant agreement. The Warrant Clarification Agreement clarified, consistent with the terms of the warrant agreement and the disclosure contained in our prospectus, that if the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. As discussed above, the foregoing clarification was based on the disclosure set forth in the warrant agreement and the final prospectus. Such clarification is entirely consistent with the terms of the warrant agreement and the disclosure contained in our prospectus.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

In addition, options to purchase a total of 300,000 units at an exercise price of $9.90 per unit (with each unit consisting of one share of our common stock and two warrants, each to purchase one share of our common stock at an exercise price of $6.25 per share) were sold in connection with the underwriting of our initial public offering.

On November 2, 2006, in connection with the Warrant Clarification Agreement with respect to our warrants discussed above, we similarly amended the terms of the unit purchase options granted in connection with our initial public offering. In doing so, we clarified, as of the date of our initial public offering, that (i) if we are unable to deliver any securities pursuant to the exercise of the unit purchase options as a result of our inability to satisfy our registration requirements set forth in the options, we will have no obligation to pay such holder any cash or otherwise “net cash settle” the option or the warrants underlying the option and (ii) there was no specified liability for our failure to satisfy its registration requirements.

Unissued Shares of Capital Stock

Common Stock. As of April 23, 2007, we have outstanding 15,220,817 shares of common stock. In addition, 14,146,000 shares are reserved on our books and records for issuance upon the exercise of outstanding warrants and issuance of the securities underlying the outstanding unit purchase options, if exercised. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval (subject to applicable securities laws and the rules of any securities market or exchange on which our common stock is quoted at the time). While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board of Directors in opposing a hostile takeover bid.

Preferred Stock. We do not have outstanding any shares of preferred stock.

Board of Directors; Vacancies

Our Board of Directors currently has seven members. Any director elected to fill a vacancy, including a vacancy created by increasing the size of the Board, will hold office until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our Board of Directors that would effect a change of control.

Limitation of Liability of Directors

The amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law and any amendments to that law. As currently enacted, the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The principal effect of this limitation on liability provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed in the Delaware General Corporation Law applies. This provision, however, will not eliminate or limit director liability arising in connection with causes of action brought under the Federal securities laws. Our certificate of incorporation does not eliminate our directors’ fiduciary duties. The inclusion of this provision in the certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of his or her fiduciary duties.

The Delaware General Corporation Law provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorneys’ fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of an action brought by or in the right of the corporation, except that indemnification in such a case may only extend to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation provides that we will indemnify its directors to the fullest extent permitted by Delaware law. Under these provisions and subject to the Delaware General Corporation Law, we will be required to indemnify our directors for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s position with us or another entity that the director serves as a director, officer, employee or agent at our request, subject to various conditions, and to advance funds to our directors before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

Registration Rights

We entered into a registration rights agreement with the Founders pursuant to which the holders of the majority of the Founders Shares will be entitled to make up to two demands that we register these shares pursuant to an agreement to be signed prior to or on the date of this prospectus. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with a separate (but related) transaction, Old Avantair entered into an investors rights agreement (we refer to this as the Investors Rights Agreement) under which Avantair agreed with certain of its stockholders that in the event the Company completes the acquisition, the parties to the Investors’ Rights Agreement could cause us to file this registration statement within 60 days following the closing of the acquisition, and to file registration statements within 60 days following the issuance of the contingent deferred purchase price payments described above. If we do not timely file any of these registration statements, then, on the 60th day after the issuance of such shares and for each 30-day period thereafter that the applicable registration statement remains unfiled, Avantair will issue warrants (exercisable at $5.00 per share) to the Old Avantair stockholders eligible to participate in such registration statements in an amount equal to 2% of their initial investment in Avantair. In the Stock Purchase Agreement, we acknowledged that we will comply with these obligations. The full text of the Investors Rights Agreements is Exhibit 10.1 of our Current Report on Form 8-K, filed on October 4, 2006.

Anti-Takeover Provisions

Delaware Law

•

We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

•	Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

•	the affiliates and associates of any such person.

Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and bylaws:

•	provide for the automatic reduction in voting power of voting stock owned or controlled by a non-U.S. citizen if necessary to maintain Ardent’s U.S. citizenship (as defined below);

•	permit our Board of Directors to otherwise limit transfer and voting rights or redeem shares to the extent necessary to maintain Ardent’s U.S. citizenship; and

•	permit our Board of Directors to make such determinations as may reasonably be necessary to ascertain such ownership and implement such limitations.

In some cases, including all current international operations, we are deemed to transport persons or property by air for compensation. Therefore, federal law requires that at least 75% of our voting securities be owned or controlled by citizens of the U.S. (as defined below), that we be under the actual control of citizens of the United States, and that our president and at least two-thirds of our directors and other managing officers be U.S. citizens. All of our officers and directors are presently U.S. citizens and at no time shall the president or less than two-thirds of its directors and other managing officers be non-U.S. citizens. Our bylaws provide that no shares of our voting stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which will be referred to as the foreign stock record. Our bylaws may further provide that no shares of our voting stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership and control restrictions imposed by federal law. Our bylaws may additionally provide that at least two-thirds of its directors and other managing officers be U.S. citizens and that we be under the actual control of U.S. citizens.

The proposed amendment to our certificate of incorporation would give our Board of Directors the power to effect any and all measures necessary and desirable to ensure its compliance with the citizenship requirements that at least two-thirds of our directors and other managing officers are U.S. citizens and that we are under the actual control of U.S. citizens.

If the proposed amendment to our certificate of incorporation is adopted, our Board of Directors would be able to implement certain measures described below in the event the Board believes that a transfer or purported transfer of shares of our capital stock would result in the voting control by more than the percentage permitted by federal aviation law, currently 25%, of our voting stock by persons or entities that are not U.S. citizens. Persons or entities that are U.S citizens will be referred to as U.S. citizens and persons or entities that are not U.S. citizens will be referred to as non-citizens. For these purposes, “U.S. citizen” means:

•	an individual who is a citizen of the United States;

•	a partnership each of whose partners is an individual who is a citizen of the United States; or

•

a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

The proposed amendment would give our Board of Directors the power to effect any and all measures necessary and desirable to implement the following provisions designed to ensure compliance with the domestic stock ownership requirements of federal law: (1) restrictions or prohibitions on transfer of shares of our voting stock to non-citizens, (2) dual stock record or similar system, (3) suspension of voting, dividend and distribution rights with respect to any shares of voting stock owned by non-citizens in excess of the 25% limitation and (4) if necessary, mandatory redemption of voting shares owned by non-citizens in excess of the 25% limitation. To implement these measures, the Board may amend our bylaws. The effect of each of these measures is described below.

Our amended and restated certificate of incorporation authorizes our Board of Directors to implement measures to ensure that any transfer or attempted or purported transfer that would result in more than 25% of the shares of our voting stock being owned by non-citizens will be ineffective until the excess no longer exists. With respect to such shares, our Board of Directors may implement measures that would cause us not to recognize the purported transferee of the shares as a stockholder of Avantair for any purpose other than the transfer by the purported transferee of such excess to a person who is a U.S. citizen, or to the extent necessary to effect any other remedy available to us under our amended and restated certificate of incorporation.

Additionally, pursuant to our amended an restated Certificate of Incorporation and By-Laws;

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•

the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors, the ability of stockholders to take action and the indemnification of our directors;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•

we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.

Over-the Counter Bulletin Board Listing

We have our common stock quoted on the Over-the-Counter Bulletin Board under the symbol “AACQ.OB”, our warrants quoted on the Over-the-Counter Bulletin Board under the symbol “AACQW.OB” and our units quoted on the Over-the-Counter Bulletin Board under the symbol “AACQU.OB

Stock Transfer Agent

The Transfer Agent and Registrar for the shares of our common stock, warrants and units is Continental Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. As of March 31, 2007, we had, and upon completion of this offering, we will have, outstanding an aggregate of 15,220,817 shares of common stock, assuming no exercise of outstanding options or warrants. 11,006,436 of these shares of common stock which are freely tradable. In addition, 4,194,381 shares registered pursuant to this Registration Statement will be freely tradable once this Registration Statement is declared effective by the Securities and Exchange Commission without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or from an affiliate of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale of any shares of common stock.

Sales of shares of common stock under Rule 144 may also be subject to manner of sale provisions and notice requirements and will be subject to the availability of current public information about us.

Under Rule 701 of the Securities Act, each of our employees, consultants or advisors who purchased shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Rule 144(k)

Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares of common stock were acquired from us or from an affiliate of ours, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, upon expiration of the lock-up agreements, those shares may be sold immediately.

No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock.

Stock Plans

We intend to register under the Securities Act 1,500,000 shares of common stock reserved for issuance under our 2006 Long Term Incentive Plan. Shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Some of our stockholders have, under some circumstances, the right to require us to register their shares for future sale. See “Description of Securities—Investor Rights.”

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term “selling stockholder” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock.

•

on the Over-the-Counter Bulletin Board (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);

•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell the shares short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.

The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

We are required to pay all fees and expenses incident to the registration of the shares.

We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by DLA Piper US LLP. Members of DLA Piper do not own any shares of common stock of Avantair, Inc.

EXPERTS

The consolidated financial statements of Avantair and its subsidiary as of June 30, 2006 and, 2005 and for each of the three fiscal years in the period ended June 30, 2006, included herein, have been audited by J.H. Cohn LLP, an independent registered public accounting firm, as stated in their report dated October 20, 2006, except for Note 12 (a), as to which the date is November 1, 2006, and Note 12(b) as to which the date is February 22, 2007 (which report includes an explanatory paragraph relating to Avantair’s ability to continue as a going concern), which is included herein, and such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

I NCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

•	The Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Commission on April 11, 2006.

•	The Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006, as filed with the Commission on May 15, 2006.

•	The Registrant’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006, as filed with the Commission on August 14, 2006.

•	The Registrant’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, as filed with the Commission on November 14, 2006.

•	The Registrant’s definitive merger proxy on Schedule 14A, as filed with the Commission on February 1, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on April 2, 2007.

•	The Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the Commission on April 6, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on March 23, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on March 15, 2007

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on March 13, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on February 28, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on February 22, 2007, as amended on February 23, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on February 9, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on January 8, 2007, as amended on January 10, 2007.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on August 16, 2006.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on August 12, 2006.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on October 4, 2006.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on October 18, 2006.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on November 3, 2006.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on November 20, 2006.

•	The Registrant’s Current Report on Form 8-K, filed with the Commission on December 20, 2006.

•

The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A under the Exchange Act (File No. 000-5115), including amendments or reports filed for the purpose of updating such description.

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering by this prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of those documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Investor Relations

Avantair, Inc.

4311 General Howard Drive

Clearwater, FL 33762

Telephone: (727) 539-0071

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at “http://www.sec.gov.” In addition, our stock is listed for trading on the Nasdaq Global Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC web site.

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2006	June 30, 2006
	(unaudited)	(Note 1)
ASSETS
Current assets

Cash and cash equivalents	$2,496,816	$2,175,734
Accounts receivable, net of allowance for doubtful accounts of $600,000 at December 31, 2006 and June 30, 2006	2,943,198	1,935,501
Accounts receivable from vendor	1,006,311	856,775
Inventory	5,001,686	253,533
Property held for sale	4,531,014	7,870,300
Current portion of notes receivable	1,279,204	1,672,481
Prepaid expenses and other current assets	383,402	80,419

Total current assets	17,641,631	14,844,743

Aircraft costs related to fractional sales	137,925,786	96,202,776
Less amounts charged to cost of sales	42,934,065	31,747,580

	94,991,721	64,455,196

Property and equipment, at cost, net of accumulated depreciation and amortization of $1,898,460 at December 31, 2006 and $1,549,828 at June 30, 2006	4,883,671	4,835,743

Other assets
Deposits	11,520,329	13,431,683
Prepaid maintenance	3,117,805	3,329,500
Notes receivable, net of current portion	2,353,433	2,921,163
Goodwill	1,141,159	1,141,159
Other assets	720,008	195,496

Total other assets	18,852,734	21,019,001

Total assets	$136,369,757	$105,154,683

See accompanying notes.

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS’ DEFICIT

	December 31, 2006	June 30, 2006
	(unaudited)	(Note 1)
Current liabilities

Accounts payable and accrued liabilities	$11,886,068	$11,399,629
Borrowings under line of credit from a related party	26,118,444	22,317,079
Customer deposits	228,916	580,989
Current portion of notes payable	13,587,269	4,400,293

Total current liabilities	51,820,697	38,697,990

Notes payable, net of current portion	6,112,691	6,550,138
Deferred revenue related to fractional aircraft share sales	106,113,885	90,198,115
Deferred gain on sale and leaseback of asset	1,697,167	1,003,946
Deferred maintenance and management fees	5,935,667	3,437,615
Other liabilities	363,465	297,486

Total long-term liabilities	120,222,875	101,487,300

Total liabilities	172,043,572	140,185,290

Commitments and contingencies

Stockholders’ deficit

Common stock, Class A, $0.0001 par value, 10,000,000 shares authorized, 6,684,822 and 6,194,708 shares issued and outstanding at December 31, 2006 and June 30, 2006, respectively	668	619
Common stock, Class B, non-voting, $10 par value, 1,250 shares authorized, 100 shares issued and outstanding issued and outstanding	—	1,000
Additional paid-in capital	11,092,410	381
Accumulated deficit	(44,880,307)	(34,498,621)
Due from stockholder	—	(533,986)
Treasury stock, at cost	(1,886,586)	—

Total stockholders’ deficit	(35,673,815)	(35,030,607)

Total liabilities and stockholders’ deficit	$136,369,757	$105,154,683

See accompanying notes.

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Six Months Ended
	December 31, 2006	December 31, 2005
Revenues

Fractional aircraft shares sold	$14,544,106	$12,079,700
Maintenance and management fees	17,247,335	10,036,458
Other	2,886,198	568,818

Total revenue	34,677,639	22,684,976

Operating expenses
Cost of fractional aircraft shares sold	11,186,485	9,717,390
Cost of flight operations	20,558,938	11,497,287
General and administrative expenses	7,633,988	5,927,053
Compensation expense related to equity transactions	2,542,400	—
Selling expenses	1,858,230	1,012,940

Total operating expenses	43,780,041	28,154,670

Loss from operations	(9,102,402)	(5,469,694)

Other income (expense)
Interest income	154,096	270,509
Interest expense	(1,514,333)	(1,115,546)
Other income, net	380,953	123,832
Write-off of aircraft deposit	(300,000)	—

Total other income expense	(1,279,284)	(721,205)

Net loss	$(10,381,686)	$(6,190,899)

Loss per common share: Basic and Diluted	$(1.61)	$(1.00)

Weighted-average common shares outstanding: Basic and Diluted	6,434,438	6,194,708

See accompanying notes.

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(unaudited)

	Class A Shares	Class A Common Stock	Class B Shares	Class B Common Stock	Additional Paid In Capital	Due From Stockholder	Treasury Stock	Accumulated Deficit	Total Stockholders’ Deficit
Balance at July 1, 2006	6,194,608	$619	100	$1,000	$381	$(533,986)	$—	$(34,498,621)	$(35,030,607)

Advances to stockholder	—	—	—	—	—	(118,339)	—	—	(118,339)

Reclassification of stockholder advances to treasury stock	—	—	—	—	—	652,325	(652,325)	—	—

Redemption of Class A stockholder	(3,221,196)	(322)	—	—	—	—	(499,678)	—	(500,000)

Redemption of Class B stockholder	—	—	(100)	(1,000)	—	—	(734,583)	—	(735,583)

Sale of common stock (less $450,000) at $2.78 per share	3,237,410	324	—	—	8,549,676	—	—	—	8,550,000

Issuance of shares to members of management at a fair value of $5.36 per share	474,000	47	—	—	2,542,353	—	—	—	2,542,400

Net loss	—	—	—	—	—	—	—	(10,381,686)	(10,381,686)

Balance at December 31, 2006	6,684,822	$668	—	$—	$11,092,410	$—	$(1,886,586)	$(44,880,307)	$(35,673,815)

See accompanying notes.

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months ended
	December 31, 2006	December 31, 2005
Cash flows from operating activities:
Net loss	$(10,381,686)	$(6,190,899)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	488,380	1,801,765
Cost of stock issued to officers	2,542,400	—
Provision for bad debts	—	200,000
Changes in operating assets and liabilities:
Accounts receivable	(1,007,697)	333,824
Accounts receivable from vendor	(149,536)	24,378
Inventory	(4,748,153)	(3,987,599)
Deposits	1,911,354	2,857,928
Prepaid maintenance	211,695	—
Prepaid expenses and other current assets	(302,983)	(140,384)
Notes and lease payments receivable	961,007	4,276,850
Aircraft costs related to fractional shares	(30,536,525)	(17,256,432)
Other assets	(524,512)	—
Accounts payable and accrued liabilities	486,439	1,165,003
Deferred maintenance and management fees	2,498,052	(931,185)
Customer deposits	(352,073)	(1,241,700)
Other liabilities	65,979	489,834
Deferred gain on sale and leaseback of asset	(167,493)	—
Deferred revenue related to fractional aircraft share sales	15,915,770	20,088,437

Net cash provided by (used in) operating activities	(23,089,582)	1,489,820

Cash flows from investing activities:
Proceeds from sale of property and equipment	4,200,000	—
Capital expenditures	(536,308)	(390,939)

Net cash provided by (used in) investing activities	3,663,692	(390,939)

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months ended
	December 31, 2006	December 31, 2005
Cash flows from financing activities:
Borrowings under long-term notes payable	10,703,204	—
Borrowings under line of credit	7,581,365	6,688,034
Principal payments on long-term notes payable	(2,453,675)	(4,031,712)
Principal payments on line of credit	(3,780,000)	(5,688,034)
Proceeds from issuance of stock	8,550,000	413,836
Advances to stockholder	(118,339)	—
Cost of treasury shares	(735,583)	(8,568)

Net cash provided by (used in) financing activities	19,746,972	(2,626,444)

Net increase (decrease) in cash and cash equivalents	321,082	(1,527,563)
Cash and cash equivalents, beginning of period	2,175,734	2,009,779

Cash and cash equivalents, end of period	$2,496,816	$482,216

Supplemental disclosure of cash flow information:
Interest paid (net of amounts capitalized)	$1,028,494	$1,269,071

Supplemental disclosure of non-cash financing activities
Shares issued to members of management at fair value of $5.36 per share	$2,542,400	$—

Reclassification of stockholder advances to treasury stock	$533,986	$—

Issuance of note payable for Redemption of Class A shares	$500,000	$—

See accompanying notes.

AVANTAIR, INC. AND SUBSIDIARY

(Formerly Ardent Acquisition Corporation)

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – OPERATIONS AND ACCOUNTING POLICIES

Operations

The Company is engaged in the sale and management of fractional ownership of professionally piloted aircraft for personal and business use. The Company operates fixed flight based operations, aircraft maintenance, concierge services to customers from hangars and office locations in Reno, Nevada, Clearwater, Florida, and Caldwell, New Jersey.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company’s cost structure. The Company has suffered recurring losses resulting in an accumulated deficit of $44,880,307 and a working capital deficiency of $34,179,066 as of December 31, 2006. Management intends to continue to finance the operations of the Company through cash flows from operations, future financings, and through the capital received by the acquisition which was completed on February 22, 2007 (see Note 7). However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows from operations, which may impact the Company’s ability to continue as a going concern. The accompanying consolidated balance sheets do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.

General

The accompanying unaudited interim Condensed Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America and the interim financial statement rules and regulations of the Securities and Exchange Commission. In the opinion of management, these statements include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Condensed Consolidated Financial Statements. The interim operating results are not necessarily indicative of the results for a full year or any interim period.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. These Condensed Consolidated Financial Statements should be read in conjunction with the Company’s Consolidated Financial Statements and Notes thereto included in the Company’s Fiscal Year 2006, 2005 and 2004 Audited Consolidated Financial Statements included elsewhere in this registration statement. The June 30, 2006 consolidated balance sheet has been derived from the audited financial statements included elsewhere in this registration statement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated and combined financial statements. Significant estimates and assumptions by management affect: the proper recording of revenue arrangements with multiple deliverables, the allowance for doubtful accounts, the carrying value of long-lived assets, the amortization period of long-lived assets, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies.

Deferred Rent

The aggregate of minimum annual operating lease payments are expensed on a straight-line basis over the term of the related leases. The amount by which straight-line rent differs from actual lease payments is recognized as deferred rent and is included in other liabilities.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

The Company sells fractional shares of aircraft and the related maintenance and management services that accompany aircraft ownership. The aircraft are sold in 1/16th shares or multiples thereof and title of such share is owned by the customer in perpetuity. In addition, the purchase agreement grants the customer the right to the use of the aircraft for a specified number of hours each year the aircraft is in service. When a customer purchases a fractional share, they are also required to enter into a five-year management and maintenance agreement. Under the terms of the management and maintenance agreement, the Company agrees to manage, operate and maintain the aircraft on behalf of the customer in exchange for a fixed monthly fee.

Fractional Aircraft Shares

The Company does not have vendor specific objective evidence to determine the fair value of each element and as result has adopted the provisions of Emerging Issues Task Force (“EITF”) Issue 00-21 (“Accounting for Revenue Arrangements with Multiple Deliverables”) (“EITF 00-21”) to account for the sale of fractional shares of aircraft. Accordingly, if the sales of the fractional share cannot be separated from the underlying maintenance agreement, the revenue is recognized ratably over the life of the maintenance agreement. The sales of the fractional shares of the aircraft are recognized as income over the five-year period. The period in which revenue is recognized will be evaluated on a periodic basis. Factors that will impact management’s assessment of the most appropriate period of revenue recognition will include, but no be limited to, customer turnover, terms and conditions of the related fractional share sale, maintenance arrangements as well as any other factor that could impact revenue.

Management and Maintenance Agreements

Revenue earned in connection with the management and maintenance agreements is recognized ratably over the term of the agreement or five years. At times a customer will prepay their management and maintenance fee for a period of one year or longer. This is recorded as unearned revenue and amortized into revenue on a monthly basis in accordance with the schedule provided for within each agreement.

Aircraft Costs Related To Fractional Sales

The Company reflects aircraft costs related to the sale of fractional aircraft shares. As a result of the adoption of EITF 00-21 the Company recognizes the sales of the fractional shares of aircraft as income over the five-year period. The aircraft costs related to sales of fractional shares consist of the cost of the aircraft and are recorded as an asset and recognized as cost of aircraft shares sold over the five-year period.

Advertising Costs

Advertising costs are expensed as incurred and totaled $863,559 and $358,948 for the six months ended December 31, 2006 and 2005, respectively.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired through acquisitions. In accordance with SFAS No. 141, Business Combinations (“SFAS 141”), all business combinations must be accounted for under the purchase method of accounting. SFAS No. 142, Goodwill and Other Intangible Assets, eliminates the amortization of goodwill and certain other intangible assets and requires an evaluation of impairment by applying a fair-value based test. There were no changes in the carrying amount of goodwill at December 31, 2006.

Inventory

Inventory consists of unsold fractional aircraft shares, aircraft parts and aircraft fuel. Inventory is valued at the lower of cost (determined by the first-in, first-out method) or market.

Loss Per Share

Basic loss per common share is presented in conformity with SFAS No. 128, “Earnings Per share.” In accordance with SFAS No. 128, basic loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods presented. The Company has excluded all outstanding warrants from the calculation of diluted loss per share because all such securities are considered anti-dilutive. Accordingly, diluted loss per share equals basic loss per share. The total number of potentially dilutive securities excluded from the calculation of diluted loss per share for all periods presented was 1,416,000.

Recently Issued Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “(R) Share-Based Payments (“SFAS 123R”) requires all share-based payments to employees, including grants of Company stock options to Company employees, to be recognized in the financial statements based on their fair values. Under SFAS 123(R), the Company will have to determine the appropriate fair value model to be used for valuing share-based payments and the amortization method for compensation cost. The Company approved a stock option plan on February 22, 2007 and since its inception, has not issued option or stock awards to employees or consultants.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes (as amended) – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Incomes Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to implement FIN 48 beginning in fiscal year 2008 and will evaluate the impact that adopting FIN 48 will have on its financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. SFAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. For the Company, SFAS 157 is effective for the fiscal year beginning July 1, 2008. We are currently evaluating this standard to determine its impact, if any, on our consolidated financial statements.

On February 15, 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. We are currently evaluating the impact of SFAS 159, if any, on our consolidated financial statements.

No other pronouncements have been recently issued that Avantair believes will have a material impact on Avantair’s financial position and results of operations.

NOTE 2 – CONCENTRATIONS OF CREDIT RISK

The Company acquires all of its aircraft from one supplier and is dependent on that supplier for timely delivery of its airplanes. Any disruption in the delivery of these airplanes would cause the Company to incur significant costs without the benefit and the cash flow it receives from its customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions. At December 31, 2006 the Company had cash and cash equivalents in excess of Federally insured limits of $2,647,411.

NOTE 3 – PROPERTY HELD FOR SALE

During 2006, the Company decided to sell certain of its aircraft. The Company sold one of its aircraft and is pursuing buyers for the sale of two other aircraft. The Company recovered its net book value on the aircraft sold and the pending arrangements, if completed, will also provide the Company with sufficient proceeds to recover the net book value of the two aircraft.

NOTE 4 – RELATED PARTY TRANSACTIONS

In fiscal 2006, the Company rented an aircraft hanger in Reno, Nevada from CNM Hanger, LLC (“CNM”), a former shareholder of the Company. The lease was terminated on October 1, 2006. Rent expense for the six months ended December 31, 2006 and 2005 was $65,000 and $120,000, respectively.

The Company has a financing arrangement with the majority stockholder of CNM. The borrowings under this arrangement bear interest at 3.75% over the one-month LIBOR rate per annum and are personally guaranteed by CNM. The terms of the arrangement provide that the Company repay the borrowings under the line as fractional interests in aircraft are sold. Borrowings outstanding as of December 31, 2006 were $26,118,444. The weighted average interest rates on these borrowings was 7.125% at December 31, 2006, and 7.9% at June 30, 2006.

During fiscal 2006, CNM, Inc. et. al. and Charles Matthewson filed an action (but did not serve) against the Company and its largest stockholder. The complaint alleged that the parties breached certain credit agreements owed the defendants $25,000,000 as a result of the alleged breach. On November 1, 2006 this litigation was dismissed without prejudice.

Included in cost of flight operations are costs for continuing education of customer-facing personnel including pilots, which have been paid to a company that is owned by the wife of the Company’s former Chairman. The payments made to this entity approximated $28,200 and $-0- during the six months ended December 31, 2006 and 2005, respectively. Effective September 30, 2006, this arrangement has been terminated.

Effective September 8, 2006, the Company’s Chairman resigned. In connection therewith it was agreed that the amounts due from him ($644,766) were forgiven in exchange for a significant portion of the stock he owns. The amount had been classified as a reduction to stockholders’ equity until the execution of the Stock Purchase Agreement on October 2, 2006 after which time the amount was reclassified to purchase of treasury stock. On November 16, 2006, the Company entered into an agreement to purchase all of the remaining stock owned by the Company’s former Chairman which consisted of 315,178 shares of common stock for $500,000.

The Company leased an apartment, which is owned by the former Chairman’s wife for use by Company personnel and clients. Rental payments of approximately $23,000 were paid to her for the six months ended December 31, 2006. Effective September 8, 2006, the Company terminated the arrangement.

As a result of the relocation of the major business activities to Clearwater, Florida, the Company pays rent for the Chief Executive Officer’s living quarters in Florida. The amount of these rental payments approximate $13,800 for the six months ended December 31, 2006.

The Chief Executive Officer leases an aircraft used principally by the Company. The Company reimburses the Chief Executive Officer for the lease payments. The lease agreement provides for monthly payments of $23,000. Rental expense for the six months ended December 31, 2006 was $138,000.

On September 29, 2006, the Company entered into employment agreements with its Chief Executive Officer and Chief Financial Officer (“CFO”). The individual agreements are for three years and provide for aggregate compensation including bonuses of approximately $2.4 million over the term of the agreements. In addition, upon the close of the acquisition (see Note 7), the CFO will receive warrants for $.01 exercisable for an aggregate of 200,000 shares of Ardent. These warrants will be issued on the same terms as the publicly traded warrants of Ardent, which will give rise to a charge to operations when issued.

In October 2006 the Company issued certain members of management 474,000 shares of Class A Common Stock for $.01 per share resulting in a charge of $2,542,000, for the six months ended December 31, 2006.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time the Company is party to various legal proceedings in the normal course of business. At December 31, 2006, there were no legal proceedings which management anticipates would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Lease commitments

The Company conducts a major part of its operations from leased facilities, which include airplane hangars and administrative offices. The hangar lease, which is for 15 years expiring in 2021, is classified as an operating lease. All of the leases of store facilities expire over the next 10 years. Most of the operating leases contain an option to renew at the then fair rental value for periods of five to ten years. These options enable the company to retain use of facilities in desirable operating areas.

In addition, the Company leases transportation equipment and data processing equipment under operating leases expiring during the next three years.

Total rent expense for the six months ended December 31, 2006 and 2005 was $907,347 and $414,806, respectively.

Future minimum lease payments on these leases are:

Year Ending December 31,
2007	$4,196,891
2008	4,358,135
2009	4,380,760
2010	4,543,811
2011	3,355,022
Thereafter	18,183,155

$39,017,774

With respect to the Company operating leases at Clearwater, Florida (which covers hangar space), the lease provides for rent allocation credits for the first three years. These credits have been included in rental expense ratably over the term of the lease.

Purchase Commitment

As of December 31, 2006, the Company has agreed to purchase 53 additional Avanti II P-180 aircraft from Piaggio America. The total commitment is $286,200,000 to be delivered through 2010.

On September 29, 2006 the Company entered into a contract with another manufacturer to acquire 20 aircraft for approximately $56,000,000. This agreement replaced the previous contract which provided for the delivery of 104 aircraft in an amount of approximately $570,000,000. The Company paid $1,300,000 in deposits in connection with this commitment. The manufacturer permitted the Company to transfer $1,000,000 of the deposits to the contract entered into on September 29, 2006. The Company forfeited the remaining $300,000 of deposits which was charged to other expense in the six months ended December 31, 2006.

Purchase commitments at December 31, 2006 are as follow:

	Number of Aircraft	Amount
Commitment, July 1, 2006	164	$894,000,000
Reduction in commitment due to contract renegotiation	(84)	(514,000,000)
Aircraft delivered during the period	(7)	(37,800,000)

Commitment, December 31, 2006	73	$342,200,000

Registration Rights

Upon its inception, the Company entered into a registration rights agreement with certain stockholders owning 750,000 shares of common stock pursuant to which the holders will be entitled to make up to two demands that we register these shares. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Management believes that it will be able to register these shares, if and when such request is made.

Contingencies

Two sales tax assessments have been made against the Company’s wholly owned subsidiary with regards to aircraft purchased in 2003 totaling $875,000, including interest and penalties. In January 2007, the Company received notification that the two sales tax assessments against the Company have been dismissed. The accrual recorded will be reversed in the three month period ending March 31, 2007.

NOTE 6 – SALE AND LEASEBACK TRANSACTION

Avantair entered into a sale and leaseback agreement, dated August 11, 2006 with JMMS, LLC. Under the sale and leaseback agreement Avantair sold 100% of its interest in a core aircraft for $4.2 million and leased back 68.8% of the aircraft for a five year term. The proceeds of the sale and leaseback arrangement was used to pay down the line of credit with CNM, Inc. Avantair has accounted for the sale and leaseback transaction in accordance with SFAS No. 98, Accounting for Leases. The gain related to this transaction has been deferred and will be recognized as income ratably over the lease term.

In connection with this sale and leaseback agreement, the purchaser has recently raised questions regarding the final terms of the transaction. Specifically, the purchaser claims to be party to an amendment to this agreement which guarantees the purchaser a minimum residual value in the purchased aircraft. Avantair does not believe that this amendment is valid and binding on the Company. If the Company does not prevail in connection with this matter, the transaction would be accounted for as a financing lease.

NOTE 7 – BRIDGE LOAN AND SALES OF STOCK

On October 2, 2006 the Company and CNM and its principal stockholders entered into a revolving credit agreement (the “agreement”) that provides for the Company to borrow $7,600,000 from CNM. This borrowing was conditional on the execution of a definitive stock purchase agreement with a public company which transaction was completed on February 22, 2007. The parties also agreed that upon the completion of the stock purchase agreement and approval of the proposed acquisition by the public company shareholders, the Company would repay a minimum of $19,000,000 of the borrowings under the revolving credit agreement. In addition, upon the execution of the stock purchase agreement, the outstanding balance as of February 23, 2007 and February 27, 2007, which may be no more than $10,000,000, will be converted into a term loan payable quarterly over three years and bearing interest at 10% per annum. The borrowings under the arrangement will be collateralized by a first priority lien and security interest in all of the Company’s assets.

The agreement also provides that as long as the Company enters into a definitive stock purchase agreement, repays $19,000,000 of the borrowings under the agreement, makes a deposit of $2,180,474 to an aircraft manufacturer for two aircraft and executes a security interest in all of the Company’s assets, CNM will enter into a tolling agreement, if such agreement is satisfactory to CNM in its sole discretion. The tolling agreement calls for CNM to dismiss the litigation discussed in Note 4 against Avantair and other defendants without prejudice and forebear from commencing a new litigation for at least one year provided that Ardent does not terminate its agreement to acquire Avantair. The parties entered into the tolling agreement in expectation that any purported debt owed to plaintiffs will be extinguished prior to the occurrence of either of these events, thus eliminating the prospect of litigation. On October 23, 2006, the tolling agreement was executed. In addition, the litigation was dismissed on November 1, 2006 without prejudice.

Under the agreement, the Company also has agreed to provide the principal stockholder of CNM 100 hours use of its aircraft over the three-year period. The fair value of aircraft usage of approximately $200,000 was accrued and will be amortized to interest expense over the life of the remaining debt under a method that will produce a constant periodic rate of return. In the six months ended December 31, 2006, CNM used approximately 5 hours at an internal cost of $6,500.

On October 2, 2006, the Company signed a definitive stock purchase agreement with a Special Purpose Acquisition Company (“SPAC” or “Ardent”). A SPAC is an entity that was formed for the sole purpose of effecting a merger with or acquisition of an unidentified operating company. The agreement, as amended on December 15, 2006, provides (upon the approval of its shareholders) for Ardent to issue 6,684,822, shares of common stock to the stockholders of the Company in exchange for all of the issued and outstanding shares of the Company. The agreement also provides for Ardent to issue to the existing shareholders of the Company an additional 954,975 shares in fiscal 2007 and 5,000,000 shares in fiscal 2008 if certain financial milestones are achieved. In addition, there will be 4,774,873 shares issued to the existing stockholders of the Company if the future trading price of the stock meets certain criteria prior to February 23, 2009. Upon the closing of the transaction, 1,601,593 of shares of

Ardent’s common stock included within the purchase price will be transferred to an escrow agent to secure the indemnification obligations of the Company’s stockholders under the stock purchase agreement. The stockholders and management of Avantair will own a substantial portion of the equity of the combined company. The Board of Directors will be comprised of three individuals designated by Ardent’s initial stockholders and four individuals designated by Avantair’s stockholders, one of which individuals will be subject to the approval of Ardent’s initial stockholders. In addition, Avantair’s management will be responsible for carrying out its current business plan. Based on these factors, this transaction will be accounted for as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Avantair for the net monetary assets of Ardent. This transaction was approved by the shareholders of Ardent on February 22, 2007.

On October 2, 2006, the Company ratified a change to its common stock, Class A, $10 par value to $.01 par value and increased the authorized shares from 1,250 shares to 10,000,000 shares. The Company entered into an agreement to sell 3,237,410 shares of its class A common stock at $2.78 per share, of which 539,568 were sold to existing stockholders including members of management. In addition, the Company acquired all of the outstanding Common stock, Class B shares for $735,583.

On February 22, 2007 the shareholders approved a change to the Company’s authorized shares from 10,000,000 to 76,000,000 shares, of which 75,000,000 shares are Common Stock, par value of $.0001 per share, and 1,000,000 shares are Preferred Stock, par value of $.0001 per share. The financial statements have been restated to give effect to this change.

The Stockholders and Board of Directors

Avantair, Inc.

We have audited the accompanying consolidated balance sheets of Avantair, Inc. and Subsidiary as of June 30, 2006 and 2005, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three-year period ended June 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avantair, Inc. as of June 30, 2006 and 2005, and their results of operations and cash flows for each of the years in the three-year period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has experienced recurring net losses resulting in an accumulated deficit of $34,498,621 as of June 30, 2006. In addition, the Company has a working capital deficiency of $23,853,247 as of June 30, 2006. These conditions, among other matters, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ J.H. Cohn LLP

Jericho, New York

October 20, 2006, except for Note 12(a)

as to which the date is November 1, 2006 and

Note12(b) as to which the date is February 22, 2007

AVANTAIR, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2006 AND 2005

	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,175,734	$2,009,779
Accounts receivable, net of allowance for doubtful accounts of $600,000 at June 30, 2006 and $400,000 at June 30, 2005	1,935,501	1,954,929
Accounts receivable from vendor	856,775	388,686
Inventory	253,533	2,165,386
Property held for sale	7,870,300	—
Current portion of notes receivable	1,672,481	2,884,537
Current portion of lease payments receivable	—	2,650,655
Prepaid expenses and other current assets	80,419	123,795

Total current assets	14,844,743	12,177,767

AIRCRAFT COSTS RELATED TO FRACTIONAL SALES	96,202,776	63,145,625
Less amounts charged to cost of sales	31,747,580	12,580,857

	64,455,196	50,564,768

PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization of $1,549,828 at June 30, 2006 and $2,806,848 at June 30, 2005	4,835,743	15,848,135

OTHER ASSETS
Deposits	13,431,683	9,127,078
Deferred maintenance agreement	3,329,500	—
Notes receivable	2,921,163	4,531,740
Goodwill	1,141,159	1,141,159
Other assets	195,496	249,974

Total other assets	21,019,001	15,049,951

Total assets	$105,154,683	$93,640,621

See Notes to Consolidated Financial Statements.

AVANTAIR, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2006 AND 2005

	2006	2005
LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$11,399,629	$4,384,189
Borrowings under line of credit from a related party	22,317,079	23,885,522
Customer deposits	580,989	1,397,700
Current portion of notes payable	4,400,293	1,726,789

Total current liabilities	38,697,990	31,394,200

Notes payable, net of current portion	6,550,138	11,287,340
Deferred revenue related to fractional aircraft share sales	90,198,115	60,629,185
Deferred gain on sale and leaseback of asset	1,003,946	—
Deferred maintenance and management fees	3,437,615	4,032,921
Other liabilities	297,486	45,675

Total long-term liabilities	101,487,300	75,995,121

Total liabilities	140,185,290	107,389,321

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Common stock, Class A, $0.0001 par value, 10,000,000 shares authorized, 6,194,608 shares issued and outstanding	619	619
Common stock, Class B, non-voting, $10 par value, 1,250 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in Capital	381	381
Accumulated deficit	(34,498,621)	(13,750,700)
Due from stockholder	(533,986)	—

Total stockholders’ deficit	(35,030,607)	(13,748,700)

Total liabilities and stockholders’ deficit	$105,154,683	$93,640,621

See Notes to Consolidated Financial Statements.

AVANTAIR, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

	2006	2005	2004
REVENUES
Fractional aircraft shares sold	$23,756,070	$10,580,859	$3,226,890
Maintenance and management fees	22,824,940	11,645,999	3,463,810
Demonstration and other	1,814,370	1,167,520	1,027,348

Total revenue	48,395,380	23,394,378	7,718,048

OPERATING EXPENSES
Cost of fractional aircraft shares sold	19,166,722	9,318,013	2,925,978
Cost of flight operations	31,782,820	14,384,368	5,620,085
General and administrative expenses	13,406,376	6,885,229	4,224,404
Selling expenses	3,672,754	976,164	514,430

Total operating expenses	68,028,672	31,563,774	13,284,897

Loss from operations	(19,633,292)	(8,169,396)	(5,566,849)

OTHER INCOME (EXPENSE)
Interest income	557,508	490,591	237,927
Interest expense	(2,110,119)	(1,194,723)	(269,036)
Other income, net	437,982	167,329	553,457

Total other income (expense)	(1,114,629)	(536,803)	522,348

Net loss	$(20,747,921)	$(8,706,199)	$(5,044,501)

Loss per common share:
Basic and diluted	$(3.35)	$(1.41)	$(0.81)

Weighted-average common shares outstanding:
Basic and diluted	6,194,708	6,194,708	6,194,708

See Notes to Consolidated Financial Statements.

AVANTAIR, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

	Class A Shares	Class A Common Stock	Class B Shares	Class B Common Stock	Paid-In Capital	Due From Stockholder	Accumulated Deficit	Total Stockholders’ Deficit
Issuance of common stock	6,194,608	$619	100	$1,000	$381	—	$—	$2,000
Net loss	—	—	—	—		—	(5,044,501)	(5,044,501)

Balance, June 30, 2004	6,194,608	619	100	1,000	381	—	(5,044,501)	(5,042,501)
Net loss	—	—	—	—		—	(8,706,199)	(8,706,199)

Balance, June 30, 2005	6,194,608	619	100	1,000	381	—	(13,750,700)	(13,748,700)
Advances to stockholders	—	—	—	—	—	(533,986)		(533,986)
Net loss	—	—	—	—	—	—	(20,747,921)	(20,747,921)

Balance, June 30, 2006	6,194,608	$619	100	$1,000	$381	$(533,986)	$(34,498,621)	$(35,030,607)

See Notes to Consolidated Financial Statements.

AVANTAIR, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004

	2006	2005	2004
OPERATING ACTIVITIES:

Net loss	$(20,747,921)	$(8,706,199)	$(5,044,501)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,649,096	1,932,757	1,011,464
Gain on sale of equipment	(207,544)	—	(722,857)
Provision for bad debts	200,000	200,000	200,000
Changes in operating assets and liabilities, net of effect of acquiring Skyline
Accounts receivable	(180,572)	(2,136,033)	1,734,540
Accounts receivable from vendor	(468,089)	(388,686)	—
Inventory	1,911,853	8,020,487	(10,185,872)
Deposits and other assets	(4,304,605)	(271,078)	(8,381,224)
Deferred maintenance agreement	(3,329,500)	—	—
Prepaid expenses and other current assets	43,376	(161,646)	37,851
Notes and leases payments receivable	5,473,288	(4,725,253)	(5,969,345)
Aircraft costs related to fractional shares	(13,890,428)	(29,866,783)	(20,697,986)
Other assets	54,478	(224,750)	—
Accounts payable and accrued liabilities	7,015,440	1,778,197	2,067,267
Deferred maintenance and management fees	(595,306)	4,032,921	946,757
Customer deposits	(816,711)	(74,800)	1,472,500
Other liabilities	251,811	45,241	434
Deferred gain on sale and leaseback of asset	1,003,946	—	—
Deferred revenue related to fractional aircraft share sales	29,568,930	35,862,142	24,767,044

Net cash provided by (used in) operating activities	3,631,542	5,316,517	(18,763,928)

INVESTING ACTIVITIES:
Cost of acquiring Skyline, net of cash acquired	—	—	177,851
Proceeds from sale of property and equipment	3,207,625	—	2,300,000
Capital expenditures	(2,507,085)	(12,117,319)	(4,221,282)

Net cash provided by (used in) investing activities	700,540	(12,117,319)	(1,743,431)

FINANCING ACTIVITIES:
Borrowings under long-term notes payable	3,272,000	6,148,576	11,944,850
Borrowings under line of credit	7,019,591	32,235,792	28,793,992
Principal payments on long-term notes payable	(5,335,698)	(6,395,768)	(6,267,240)
Principal payments on line of credit	(8,588,034)	(23,844,262)	(13,300,000)
Issuance of common stock	—	—	2,000
Advances to stockholder	(533,986)	—	—

Net cash (used in) provided by financing activities	(4,166,127)	8,144,338	21,173,602

Net increase in cash and cash equivalents	165,955	1,343,536	666,243
Cash and cash equivalents, beginning of the year	2,009,779	666,243	—

Cash and cash equivalents, end of the year	$2,175,734	$2,009,779	$666,243

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid (net of amounts capitalized)	$2,120,658	$1,082,224	$228,010

See Notes to Consolidated Financial Statements.

NOTE 1 – NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of Business

The Company is engaged in the sale and management of fractional ownership of professionally piloted aircraft for personal and business use. The Company operates fixed flight based operations, aircraft maintenance, concierge services to customers from hangars and office locations in Reno, Nevada (closing in October 2006), Clearwater, Florida, and Caldwell, New Jersey.

The accompanying consolidated and combined financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of its liabilities in the normal course of business. Successful transition to profitable operations is dependent upon obtaining a level of sales adequate to support the Company’s cost structure. The Company has suffered recurring losses resulting in an accumulated deficit of $34,498,621 and a working capital deficiency of $23,853,247 as of June 30, 2006. Management intends to continue to finance the operations of the Company through cash flows from operations and by raising additional capital from the sale of its stock. However, there can be no assurance that the Company will be able to obtain such financing or internally generate cash flows from operations, which may impact the Company’s ability to continue as a going concern. The accompanying consolidated balance sheets do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the potential inability of the Company to continue as a going concern.

NOTE 2 – ACQUISITION

On July 11, 2003, Avantair, Inc. (“Avantair”) acquired the assets and assumed the liabilities of Skyline Aviation, Inc. (“Skyline”). Skyline was engaged in the sale and management of fractional ownership of professionally piloted aircraft for personal and business use. The results of Skyline’s operations have been included in the consolidated financial statements since that date. In management’s opinion, the operating results of Skyline for the period from July 1 through July 10, 2003 were not material. The proforma operating results had the Skyline acquisition been completed at the beginning of the period (July 1, 2003) would not be materially different from the results as reported in the accompanying consolidated financial statements and as a result proforma information is not deemed necessary. The Skyline acquisition was accounted for under the purchase method of accounting pursuant to SFAS 141 which states that “an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition.” Avantair acquired the assets and assumed the liabilities of Skyline through the issuance of Avantair’s Class A and Class B common stock having a par value of $2,000.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$177,851
Accounts receivable and lease payments receivable	1,953,436
Other assets	500,000
Property and equipment	4,030,898
Goodwill	1,141,159

Total assets acquired	7,803,344

Accounts payable, accrued expenses and customer deposits	(219,634)
Notes payable	(7,583,710)

Total liabilities assumed	(7,803,344)

Net assets acquired	$—

The Company recorded goodwill of $1,141,159 representing the cost in excess of the fair value of net assets acquired of Skyline. Under SFAS 142, goodwill is not amortized for financial reporting purposes but is reviewed annually for impairment. Goodwill will be amortized for tax reporting purposes over 15 years.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Combination

The accompanying consolidated and combined financial statements include the accounts of the Company and its subsidiary, and have been prepared in conformity with U.S. generally accepted accounting principles. All material intercompany accounts and transactions have been eliminated in the consolidated and combined financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments held with investment grade financial institutions, with maturities of three months or less from the date of acquisition.

Revenue Recognition

The Company sells fractional shares of aircraft and the related maintenance and management services that accompany aircraft ownership. The aircraft are sold in 1/16th shares or multiples thereof. The purchase agreement grants the customer the right to the use of the aircraft for a specified number of hours each year the aircraft is in service. When a customer purchases a fractional share, they are also required to enter into a five-year management and maintenance agreement. Under the terms of the management and maintenance agreement, the Company agrees to manage, operate and maintain the aircraft on behalf of the customer in exchange for a fixed monthly fee.

Fractional Aircraft Shares

The Company does not have vendor specific objective evidence to determine the fair value of each element and as result has adopted the provisions of EITF 00-21 (“Accounting for Revenue Arrangements with Multiple Deliverables”) to account for the sale of fractional shares of aircraft. Accordingly, if the sale of the fractional share cannot be separated from the underlying maintenance agreement, the revenue must be recognized ratably over the life of the maintenance agreement. The sales of the fractional shares of the aircraft are recognized as income over the five-year period.

Management and Maintenance Agreement

Revenue earned in connection with the management and maintenance agreement is recognized ratably over the term of the agreement or five years. At times a customer will prepay their management and maintenance fee for a period of one year or longer. This is recorded as unearned revenue and amortized into revenue on a monthly basis in accordance with the schedule provided for within each agreement.

Aircraft Costs Related To Fractional Sales

The Company reflects aircraft costs related to the sale of fractional aircraft shares. As a result of the adoption of EITF 00-21 the Company recognizes the sales of the fractional shares of aircraft as income over the five-year period. The aircraft costs related to sales of fractional shares consist of the cost of the aircraft and are recorded as an asset and recognized as cost of aircraft shares sold over the five-year period.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable.

Management believes that they have adequately provided for uncollectible receivables in the Company’s allowance for doubtful accounts.

Customer Deposits

Customer deposits are cash payments received from customers who have purchased a fractional interest in an aircraft and that specific aircraft is not available for delivery.

Advertising Costs

Advertising costs are expensed as incurred and totaled $1,766,517, $459,979 and $85,885 for the years ended June 30, 2006, 2005 and 2004, respectively.

Inventory

Inventory consists of unsold fractional aircraft shares and aircraft parts. Inventory is valued at the lower of cost (determined by the first-in, first-out method) or market.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated and combined financial statements. Significant estimates and assumptions by management affect: the proper recording of revenue arrangements with multiple deliverables, the allowance for doubtful accounts, the carrying value of long-lived assets, the amortization period of long-lived assets, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies.

Notes Receivable and Lease Payments Receivable

The Company provides financing for the purchase of fractional shares of aircraft. The financing is done through a note receivable secured by the fractional share of the aircraft or by a sales-type lease. The carrying amount of notes receivable consists of the principal balance of the note receivable and the accrued interest at rates ranging from 5% to 8% per annum. Interest on notes receivable is recognized into income over the life of the note using a method that produces a constant periodic rate of return.

The carrying amount of lease payments receivable consists of the total payments receivable less unearned income portion of payments.

Deferred Rent

The aggregate of minimum annual operating lease payments are expensed on a straight-line basis over the term of the related leases. The amount by which straight-line rent differs from actual lease payments is recognized as deferred rent and is included in other liabilities.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired through acquisitions. In accordance with SFAS No. 141, Business Combinations (“SFAS 141”), all business combinations must be accounted for under the purchase method of accounting. SFAS No. 142, Goodwill and Other Intangible Assets, eliminates the amortization of goodwill and certain other intangible assets and requires an evaluation of impairment by applying a fair-value based test. There were no changes in the carrying amount of goodwill at June 30, 2006, 2005 and 2004.

Property and Equipment

Property and equipment is recorded at cost and consists principally of aircraft purchased which are not fractionalized and which provide additional capacity to the Company to meet customer demand. Depreciation and amortization is computed using the straight-line method over the following useful lives:

Aircraft	5 years
Office equipment and furniture and fixtures	5-7 years
Flight management software/hardware	5 years
Vehicles	5 years
Improvements	Lesser of estimated useful life or the life of the lease

Expenditures for maintenance and repairs of property and equipment are expensed as incurred. Major improvements are capitalized.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

The Company capitalized interest costs relating to borrowings made for the acquisition of aircraft. The amounts capitalized are as follows:

	2006	2005	2004
Total interest costs	$2,610,119	$1,594,723	$569,036
Less: amount capitalized	500,000	400,000	300,000

Interest expense	$2,110,119	$1,194,723	$269,036

Loss Per Share

Basic loss per common share is presented in conformity with SFAS No. 128, “Earnings Per Share.” In accordance with SFAS No. 128, basic loss per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods presented. The Company has excluded all outstanding warrants from the calculation of diluted loss per share because all such securities are considered anti-dilutive. Accordingly, diluted loss per share equals basic loss per share. The total number of potentially dilutive securities excluded from the calculation of diluted loss per share for all periods presented was 1,416,000.

Recently Issued Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123, “(Revised 2004): Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of Company stock options to Company employees, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company will have to determine the appropriate fair value model to be used for valuing share-based payments and the amortization method for compensation cost. The Company has not adopted a stock option or award plan and since its inception has not issued option or stock awards to employees or consultants.

In June 2006, the FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes (as amended) – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No.109, “Accounting for Incomes Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to implement FIN 48 beginning in fiscal year 2008 and will evaluate the impact that adopting FIN 48 will have on its financial position and results of operations.

NOTE 4 – CONCENTRATIONS OF RISK

The Company acquires all of its aircraft from one supplier and is dependent on that supplier for timely delivery of its airplanes. Any disruption in the delivery of these airplanes would cause the Company to incur significant costs without the benefit and the cash flow it receives from its customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high credit quality financial institutions. At June 30, 2006, the Company had cash and cash equivalents in excess of Federally insured limits of $1,967,257.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, stated at cost as of June 30, 2006 and 2005 consisted of the following:

	2006	2005
Aircraft	$3,513,003	$17,584,480
Leasehold improvements	1,442,873	262,016
Furniture, fixtures and equipment	1,036,358	473,405
Flight management software/hardware	349,266	282,511
Vehicles	44,071	52,571

Totals	6,385,571	18,654,983
Less: accumulated depreciation and amortization	(1,549,828)	(2,806,848)

	$4,835,743	$15,848,135

Depreciation and amortization expense for the years ended June 30, 2006, 2005 and 2004 was $2,649,096, $1,932,757 and $1,011,464, respectively, and is included in general and administrative expenses.

NOTE 6 – PROPERTY HELD FOR SALE

During 2006, the Company decided to sell certain of its aircraft. The Company sold one of its aircraft and is pursuing buyers for the sale of two other aircraft. The Company recovered its net book value on the aircraft sold and the pending arrangements, if complete, will also provide the Company with sufficient proceeds to recover its net book value.

NOTE 7 – INCOME TAXES

The differences between income tax benefit provided at the Company’s effective rate and the statutory rate (35% in 2006 and 34% in 2005 and 2004) at June 30, 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Income tax benefit at statutory rate	$7,261,772	$2,960,108	$1,715,130
State taxes, net of Federal benefit	622,438	—	—
Increase in valuation allowance	(7,884,210)	(2,960,108)	(1,715,130)

Total	$—	$—	$—

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) at June 30, 2006 and 2005 are as follows:

	2006	2005
Deferred tax liability
Goodwill	$(107,484)	$(68,952)
Depreciation	(1,187,940)	(1,243,557)

	(1,295,424)	(1,312,509)

Deferred tax assets
Deferred revenues, net of amortized aircraft costs related to fractional share sales	9,508,882	3,551,051
Other	323,217	151,530
Net operating loss carryforwards	4,693,810	2,956,201

	14,525,909	6,658,782
Less valuation allowance	(13,230,485)	(5,346,273)

	1,295,424	1,312,509

Net deferred tax assets	$—	$—

As the ultimate realization of the potential benefits of the Company’s net operating loss carryforwards is considered unlikely by management, the Company has offset the deferred tax assets attributable to those potential benefits through a valuation allowance in 2006, 2005 and 2004 and, accordingly, the Company did not recognize any benefit from income taxes in the accompanying consolidated and combined statements of operations. At June 30, 2006, the Company had net operating loss carryforwards of approximately $12,000,000 which begin to expire in 2019.

In the event that the planned merger takes place (see Note 11), the Company will experience a change of ownership event as defined in Section 382 of the IRS Code. Accordingly, utilization of the net operating loss carryforward will be subject to substantial annual limitation due to the ownership change limitations provided by the IRS Code of 1986, as amended and similar state provisions. The annual limitation will result in the expiration of the net operating loss before utilization.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company leases an aircraft hangar in Reno, Nevada from CNM Hangar, LLC (“CNM”), a former stockholder of the Company. The lease provides for monthly payments of $20,000 through August 2006. In September 2006, the Company and CNM informally agreed to reduce the monthly payments by $5,000 to $15,000 and to terminate the lease as of October 1, 2006. Total rent expense for the years ended June 30, 2006, 2005 and 2004 was $240,000, $240,000 and $60,000, respectively.

The Company has a financing arrangement with the majority stockholder of CNM. The borrowings under this arrangement bear interest at 3-3/4 points over the one-month LIBOR rate per annum and are personally guaranteed by CNM. The terms of the arrangement provide that the Company repay the borrowings under the line as fractional interests in aircraft are sold. Borrowings outstanding as of June 30, 2006 and 2005 were $22,317,079 and $23,885,522, respectively. The weighted average interest rates on these borrowings were 3.75% and 1.75% over the one-month LIBOR rate, at June 30, 2006 and 2005, respectively (7.9% and 4.2% at June 30, 2006 and 2005, respectively). Reference is made to Note 8, which describes amounts due to CNM relating to the acquisition of aircraft.

During fiscal 2006, the CNM Inc. et.al. and Charles Mathewson filed an action (but did not serve) against the Company and its largest stockholder. The complaint alleged that the parties breached certain credit agreements and owed the defendants $25,000,000 as a result of the alleged breach. On September 27, 2006, the Company and CNM agreed to enter into a tolling agreement relating to this litigation (see Notes 6, 11 and 12).

Included in cost of flight operations are costs for continuing education of customer-facing personnel including pilots, which have been paid to a company that is owned by the wife of the Company’s former Chairman (See Note 11). The payments made to this entity approximated $165,000 during the year ended June 30, 2006. No such costs were incurred in fiscal years 2005 and 2004. Effective September 2006, this arrangement has been terminated.

The Company leased an apartment, which is owned by the former Chairman’s wife for use by Company personnel and clients. Rental payments of approximately $60,000 were paid to her for the year ended June 30, 2006. Effective September 8, 2006, the Company terminated the arrangement and ceased making payments.

As a result of the relocation of the major business activities to Clearwater, Florida, the Company pays rent for the Chief Executive Officer’s living quarters in Florida. The amount of these rental payments approximated $26,000 for the year ended June 30, 2006.

The Chief Executive Officer leases an aircraft used principally by the Company. The Company reimburses the Chief Executive Officer for the lease payments. The lease agreement provides for monthly payments of $18,000. Lease payments for the year ended June 30, 2006 were approximately $54,000.

NOTE 9 – LONG-TERM DEBT

Long-term debt consists of the following as of June 30, 2006 and 2005:

	2006	2005
Wells Fargo Equipment Finance, Inc.	$7,593,212	$8,917,149
CIT Group/Equipment Financing, Inc.	—	2,828,494
Jet Support Services, Inc.	3,145,219	—
CNM Aviation, LLC	—	734,375
CNM, Inc.	—	196,611
Other	212,000	337,500

	10,950,431	13,014,129
Less current portion	(4,400,293)	(1,726,789)

Long-term debt	$6,550,138	$11,287,340

Wells Fargo Equipment Finance, Inc.

The Company has financing arrangements for the purchase of four aircraft under various notes payable with Wells Fargo Equipment Finance, Inc. The notes are payable in monthly installments ranging from $4,550 to $38,480 with interest ranging from 5.75% to 6.12% per annum, through 2012. The notes are secured by the aircraft and are personally guaranteed by a stockholder of the Company.

On December 16, 2003, the Company entered into a promissory note with Wells Fargo Equipment Finance, Inc. for $2,900,000 in connection with the purchase of an aircraft. The terms of the note provide for interest only monthly payments at 5.75% per annum through December 15, 2007, at which the outstanding principal balance is due in full. The note is secured by the aircraft and is personally guaranteed by a stockholder of the Company.

CIT Group/Equipment Financing, Inc.

In September 2002, the Company entered into a negotiable promissory note with CIT Group/Equipment Financing, Inc. for $3,432,551 for the purchase of an aircraft. The note was payable in 60 monthly installments of $19,475 plus interest at 2.88% in excess of the rate published in the H15 Report by the Federal Reserve Bank (3.26% at June 30, 2005). The note is secured by the aircraft and is personally guaranteed by a stockholder of the Company. During 2006, the note was repaid in full.

Jet Support Services, Inc.

In April 2006, the Company financed an aircraft maintenance program contract with Jet Support Services, Inc. (“JSSI”) totaling $3,452,040. The promissory note provides for 7 monthly installments of $145,867 and 53 monthly installments of $45,867 including interest at 7% per annum.

CNM Aviation, LLC

In 2004, the Company purchased an aircraft from a company that is under common ownership with a stockholder of the Company, CNM, in exchange for a non-interest bearing note in the amount of $4,700,000. Under the terms of the agreement the Company is required to repay the loan as fractional shares of the underlying aircraft are sold. The note was substantially repaid within one year of its issuance.

CNM, Inc.

In 2003, the Company entered into a promissory note with a company that is under common ownership with a stockholder of the Company, CNM, in the amount of $550,000. The terms of the note provide for monthly payments of interest only at the rate of 6% per annum through June 2008, at which the outstanding principal balance is due in full. This note was repaid in full during 2006.

Future minimum payments on notes payable in years subsequent to June 30, 2006 are as follows:

Year Ending June 30,
2007	$4,400,293
2008	850,474
2009	861,373
2010	915,313
2011	976,764
Thereafter	2,946,214

$10,950,431

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time the Company is party to various legal proceedings in the normal course of business. At June 30, 2006, there were no legal proceedings which management anticipates would have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Lease commitments

The Company conducts a major part of its operations from leased facilities, which include airplane hangars and administrative offices. The hangar lease, which is for 15 years expiring in 2021, is classified as an operating lease. All of the leases of store facilities expire over the next 10 years.

Most of the operating leases contain an option to renew at the then fair rental value for periods of five to ten years. These options enable the Company to retain use of facilities in desirable operating areas.

In addition, the Company leases transportation equipment and data processing equipment under operating leases expiring during the next three years.

Total rent expense for all operating leases was approximately $1,904,000, $769,000 and $233,000 in 2006, 2005 and 2004, respectively.

Future minimum lease payments on these leases are:

Year Ending June 30,
2007	$1,831,456
2008	2,081,830
2009	2,151,741
2010	2,241,851
2011	2,312,597
Thereafter	25,504,112

$36,123,587

With respect to the Company operating leases at Clearwater, Florida (which covers hangar space), the lease provides for rent allocation credits for the first three years. These credits have been included in rental expense ratably over the life of the lease.

Net Investment in Direct Financing and Sales-Type Lease

The following lists the components of the net investment in direct financing and sales-type leases as of June 30:

	2006	2005
Total minimum lease payments to be received and receivable	$—	$3,089,960
Less: Unearned income	—	439,305

Net investment in direct financing and sales-type leases	$—	$2,650,655

Contingencies

Two sales tax assessments have been made against the Company’s wholly owned subsidiary with regards to aircraft purchased in 2003 totaling $875,000, including interest and penalties. In management’s opinion, the outcome of this contingency will not have a material impact on the consolidated and combined financial statements.

Purchase Commitment

The Company has agreed to purchase 60 additional Avant II P180 aircraft from Piaggio America. The total commitment is approximately $324,000,000 to be delivered through 2010.

The Company is committed to acquire a total of 104 aircraft in the amount of approximately $570,000,000 from a different aircraft manufacturer. The Company paid $1,300,000 in deposits in connection with this commitment.

NOTE 11 – SUBSEQUENT EVENTS

Avantair entered into a sale and leaseback agreement, dated August 11, 2006, with JMMS, LLC. Under the sale and leaseback agreement with JMMS, LLC, Avantair sold 100% of its interest in a core aircraft for $4.2 million and leased back 68.8% of the aircraft for a five year term. The proceeds of the sale and leaseback arrangement was used to pay down the line of credit with CNM, Inc. The Company will account for this sale and leaseback transaction in accordance with SFAS No. 98, Accounting For Leases.

Effective September 8, 2006, the Company’s Chairman resigned. In connection therewith it was agreed that the amounts due from him ($533,986) were forgiven in exchange for a significant portion of the stock he owns. The amount has been classified as a reduction to stockholders’ equity at June 30, 2006.

On September 29, 2006, management entered into an arrangement with the manufacturer of aircraft to substantially reduce their commitment from 104 to 20 aircraft totaling approximately $60,000,000 to be delivered through 2009. The arrangement provides for $1,000,000 of the deposits made to be applied to this order with the balance to be applied as consideration for renegotiating the existing commitment and will be charged to operations in the quarter ended September 30, 2006.

On October 2, 2006 the Company and CNM and its principal stockholders entered into a revolving credit agreement (the “agreement”) that provides for the Company to borrow $7,600,000 from CNM. The borrowings are conditional on the execution of a definitive stock purchase agreement with the public company (see below). The parties also agreed that upon the completion of the stock purchase agreement and approval of the proposed acquisition by the public company shareholders (the “acquisition”), the Company would repay $15,000,000 of the borrowings under the revolving credit agreement. In addition, upon the execution of the stock purchase agreement, the balance outstanding which may be no more than $10,000,000 will be converted into a term loan payable quarterly over three years and bearing interest at 10% per annum. The borrowings under the arrangement will be collateralized by a first priority lien and security interest in all of the Company’s assets.

The agreement also provides that as long as the Company enters into a definitive stock purchase agreement, repays $15,000,000 of the borrowings under the agreement, makes a deposit of $2,180,474 to an aircraft manufacturer for two aircraft and executes a security interest in all of the Company’s assets, CNM will enter into a tolling agreement, if such agreement is satisfactory to CNM in its sole discretion. The tolling agreement calls for CNM to dismiss the litigation discussed in Note 8 against Avantair and other defendants without prejudice and forebear from commencing a new litigation for at least one year provided that Ardent does not terminate its agreement to acquire Avantair. The parties entered into the tolling agreement in expectation that any purported debt owed to plaintiffs will be extinguished prior to the occurrence of either of these events, thus eliminating the prospect of litigation.

Under the agreement, the Company also has agreed to provide the principal stockholder of CNM 100 hours use of its aircraft over the three-year period. The fair value of aircraft usage will be accrued and amortized to interest expense over the life of the remaining debt under a method that will produce a constant periodic rate of return.

On September 29, 2006, the Company entered into employment agreements with its Chief Executive Officer and Chief Financial Officer (“CFO”). The individual agreements are for three years and provide for aggregate compensation including bonuses of approximately $2,400,000 over the term of the agreements. In addition, upon the close of the acquisition, the CFO will receive warrants of the SPAC for $.01 exercisable for an aggregate of 200,000 shares of the SPAC. These warrants will be issued on the same terms as the publicly traded warrants of the SPAC.

On October 2, 2006, the Company increased its authorized common stock, Class A, $10 par value from 1,250 shares to 10,000,000 shares. The Company entered into an agreement to sell 3,237,410 shares of its Class A common stock at $2.78 per share, of which 539,568 were sold to existing stockholders including members of management. Compensation expense of $1,413,668 will be recorded in the quarter ended December 31, 2006 related to this transaction. In addition, the Company acquired all of the outstanding Common stock, Class B shares for approximately $900,000.

In connection with the sales of these shares, the Company entered into an Investor’s Rights Agreement (“Rights Agreement”) under which Avantair agreed with certain stockholders that in the event that the Company completes the acquisition, the parties to the Rights Agreement could cause us to file a registration statement within 60 days following the closing of the acquisition, and to file additional registration statements within 60 days following the issuance of the contingent deferred purchase price payments described above. If we do not timely file any of these registration statements, then, on the 60th day after the issuance of such shares and for each 30 day period thereafter that the applicable registration statement remains unfilled, Avantair will issue warrants (exercisable at $5.00 per share) to the Avantair stockholders eligible to participate in such registration statements in an amount equal to 2% of their initial investment in Avantair. The Company believes it will be able to comply with these requirements and accordingly does not anticipate incurring any penalties.

At the closing of the acquisition, certain of Avantair’s stockholders (who received in the aggregate approximately 51% of the shares of our common stock issued at the closing) agreed to restrictions on their ability to sell certain of these shares of our common stock. These restrictions will prohibit sale of such shares by most of these Avantair stockholders until the second anniversary of the closing of the acquisition.

Upon completion of the acquisition, three members of management purchased 474,000 shares of Class A, common stock, for $.01 per share. The Company will recognize compensation expense at the fair value of the stock at the date of issuance.

On October 2, 2006, the Company signed a definitive stock purchase agreement with a Special Purpose Acquisition Company (“SPAC”). A SPAC is an entity that was formed for the sole purpose of effecting a merger with or acquisition of an unidentified operating company. The transaction provides (upon the approval of its shareholders) for the SPAC to issue 7,000,000 shares to the stockholders of the Company in exchange for all of the issued and outstanding shares of the Company. The agreement also provides for the SPAC to issue to the existing shareholders of the Company an additional 1,000,000 shares in fiscal 2007 and 5,000,000 shares in fiscal 2008 if certain financial milestones are achieved. In addition, there will be 5,000,000 shares issued to the existing stockholders of the Company if the future trading price of the stock meets certain criteria prior to February 23, 2009. Upon the closing of the transaction, 1,750,000 of the shares of the SPAC’s common stock included within the purchase price will be transferred to an escrow agent to secure the indemnification obligations of the Company’s stockholders under the stock purchase agreement.

The stockholders and management of Avantair will own a substantial portion of the equity of the combined company. The Board of Directors will be comprised of three individuals designated by Ardent’s initial stockholders and four individuals designated by Avantair’s stockholders, one of which individuals will be subject to the approval of Ardent’s initial stockholders. In addition Avantair’s management will be responsible for carrying out its current business plan. Management believes that based on these factors that this transaction will be accounted for as a reverse acquisition, equivalent to a recapitalization, through the issuance of stock by Avantair for the net monetary assets of Ardent.

NOTE 12 – SUBSEQUENT EVENTS – OTHER

(a) On October 23, 2006, the tolling agreement described in Note 11 was executed. The related litigation described in Note 10 was dismissed without prejudice on November 1, 2006.

(b) On February 22, 2007 the shareholders approved a change to its authorized shares from 10,000,000 to 76,000,000 shares, of which 75,000,000 shares are Common Stock, par value of $.0001 per share, and 1,000,000 shares are Preferred Stock, par value of $.0001 per share. The financial statements has been restated to give effect to this change.

4,540,381 Shares of Common Stock

346,000 Warrants

AVANTAIR, INC.

Prospectus

April 23, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates of the expenses in connection with the sale and distribution of the securities being registered, all of which will be paid by the Company.

Item	Amount
SEC registration fee	$683	*
Legal fees and expenses	$40,000	*
Accounting fess and expenses	$15,000	*
Printing fees and expenses	$5,000	*
Miscellaneous fees and expenses	$1,000	*
Total	$61,683	*

Item 15. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that the company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the company) by reason of the fact that the person is or was a director, officer, agent or employee of the company or is or was serving at the company’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the company as well but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the company, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Article Eight of the Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL.

The indemnification provision contained in the Amended and Restated Company’s Certificate of Incorporation is not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive directors or officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status. The foregoing descriptions are only general summaries. For additional information we refer you to the full text of our Amended and Restated Certificate of Incorporation filed on December 5, 2006 as an Exhibit to our current report on Form 8-K which we incorporate by reference with this filing.

Item 16. Exhibits

The Exhibits listed on the Exhibit Index of this Registration Statement are filed herewith or are incorporated herein by reference to other filings.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(a)	1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided however, that:

A.	Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; and

B.	Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

i.	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 23rd day of April, 2007.

Avantair, Inc.

By:	/s/ Steven Santo
Steven Santo
Chief Executive Officer

POWER OF ATTORNEY

We the undersigned officers and directors of Avantair, Inc., hereby severally constitute and appoint Steven Santo and John Waters (with full power to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven Santo Steven Santo	Chief Executive Officer and Director (Principal Executive Officer)	April 23, 2007

/s/ John Waters John Waters	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	April 23, 2007

/s/ Barry Gordon Barry Gordon	Chairman	April 23, 2007

/s/ Clinton Allen Clinton Allen	Director	April 23, 2007

Richard Lepofsky	Director

/s/ Arthur H. Goldberg Arthur H. Goldberg	Director	April 23, 2007

Stephanie Cuskley	Director

EXHIBIT INDEX

Exhibit Number	Description
2.1	Stock Purchase Agreement, dated as of October 2, 2006 between Ardent Acquisition Corporation and the Stockholders of Avantair, Inc. (1)

2.2	Letter Agreement, entered into as of October 2, 2006 between Avantair, Inc., certain equity investors and Ardent Acquisition Corporation. (1)

2.3	Amendment to Stock Purchase Agreement, dated as of December 15, 2006 between Ardent Acquisition Corporation and the Stockholders of Avantair, Inc. (2)

3.1	Amended and Restated Certificate of Incorporation. (3)

3.2	By-laws. (4)

3.3	Amended and Restated By-laws.

4.1	Specimen Unit Certificate. (4)

4.2	Specimen Common Stock Certificate. (4)

4.3	Specimen Warrant Certificate. (4)

4.4	Form of Unit Purchase Option to be granted to Representative. (4)

4.5	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant. (4)

4.6	2006 Long –Term Incentive Plan (5)

5.1	Legal Opinion of DLA Piper US LLP.*

10.1	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Barry J. Gordon. (4)

10.2	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Marc H. Klee. (4)

10.3	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Harvey Granat. (4)

10.4	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Robert Brill. (4)

10.5	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Arthur G. Goldberg. (4)

10.6	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Philip Goodman. (4)

10.7	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Alan J. Loewenstein. (4)

10.8	Letter Agreement among the Registrant, EarlyBirdCapital, Inc. and Robert Sroka. (4)

10.9	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant. (4)

10.10	Form of Stock Escrow Agreement between the Registrant, Continental Stock Transfer & Trust Company and the Initial Stockholders. (4)

10.11	Form of Letter Agreement between American Fun Advisors, Inc. and Registrant regarding administrative support. (4)

10.12	Promissory Note, dated October 31, 2004, in the principal amount of $70,000 issued to Barry J. Gordon. (4)

10.13	Registration Rights Agreement among the Registrant and the Initial Stockholders. (4)

10.14	Form of Warrant Purchase Agreement among EarlyBirdCapital, Inc. and each of the Initial Stockholders. (4)

10.15	Investors Rights Agreement, entered into as of October 2, 2006, between Avantair, Inc. and certain equity investors. (1)

10.16	Loan Agreement, entered into as of October 2, 2006 by and among Avantair, Inc., CNM, Inc. and Ardent Acquisition Corporation. (1)

14.1	Code of Ethics for directors, officers and employees (6)

14.2	Code of Ethics for senior financial officers and the principal executive officer (6)

23.1	Consent of Independent Registered Public Accounting Firm.

99.1	Charter for the Audit Committee of the Board. (7)

99.2	Charter for the Corporate Governance and Nominating Committee of the Board. (7)

99.3	Charter for the Compensation Committee of the Board.(7)

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 4, 2006.
(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2006.
(3)	Incorporated by reference to Registrant’s current report on Form 8-K, filed with the Securities and Exchange commission on March 15, 2007.
(4)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-121028).
(5)	Incorporated by reference to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 23, 2007.
(6)	Incorporated by reference to Registrant’s Current Report on form 8-K, filed with the Securities and Exchange Commission on February 28, 2007.
(7)	Incorporated by reference to the Registrant’s Current Report on Form 10-KSB, filed with the Securities and Exchange Commission on April 6, 2007.
*	To be filed by amendment.